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ALIGN TECHNOLOGY, INC.

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NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To be held on Wednesday, May 19, 2021
10:00 a.m. Pacific Time

TO OUR STOCKHOLDERS:

The 2021 Annual Meeting of Stockholders ("Annual Meeting") of Align Technology, Inc. ("Align" or the "Company") will be webcast virtually on Wednesday, May 19, 2021, at 10:00 a.m. Pacific Daylight Time. You may begin accessing the webcast using your personalized link in your confirmation email received after registration.

Details regarding admission to the meeting and the business to be conducted are more fully described in the accompanying Notice of Annual Meeting and Proxy Statement.

We are once again pleased to take advantage of the SEC rule allowing companies to furnish proxy materials to their stockholders over the Internet. We believe that this e-proxy process expedites stockholders' receipt of proxy materials, while lowering the costs of printing and distributing our proxy materials and reducing the environmental impact of our Annual Meeting. On or about April 7, 2021, we mailed to our beneficial and registered stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our Proxy Statement and Annual Report and how to vote online. The Notice also contains instructions on how you can request and receive a printed paper copy of the Proxy Statement, Proxy Card and Annual Report.

Your vote is very important. Whether or not you plan to attend the Annual Meeting, we hope that you will vote as soon as possible. You may vote via the Internet or by telephone, or, if you received paper copies of the proxy materials by mail, you may also vote by mail by following the instructions on the proxy card. Voting over the Internet or by telephone or by written proxy will ensure your representation at the Annual Meeting regardless of whether you attend in person.

Thank you for your ongoing support of, and continued interest in, Align Technology, Inc.

Sincerely,

ALIGN TECHNOLOGY, INC.

Julie Coletti
Senior Vice President, Chief
Legal and Regulatory Officer

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

VIRTUAL MEETING LOGISTICS

Date: Wednesday, May 19, 2021	Time: 10:00 a.m., Pacific Time	Webcast: Accessible via private link	Record Date: Wednesday, March 24, 2021

ITEMS OF BUSINESS

1	To elect the ten (10) directors named in this proxy statement
2	To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accountants for the fiscal year ending December 31, 2021
3	To ratify an amendment of our bylaws to designate Delaware and the District Courts of the United States as the exclusive forums for adjudication of certain disputes
4	To approve the amendment and restatement of our 2010 Employee Stock Purchase Plan
5	To conduct an advisory (non-binding) vote on executive compensation
6	To consider such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof

IMPORTANT MEETING INFORMATION

Technical Issues

Contact 866-612-8937 (toll-free) or 973-873-7684 (international) for any technical difficulties or trouble accessing the virtual meeting, or if you are unable to locate your digital control number.

Adjournments and Postponements

Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

Meeting Admission

All stockholders as of the Record Date, or their duly appointed proxies, may attend the Annual Meeting. Online access will begin at 9:30 a.m. Pacific Daylight Time, and we encourage you to access the Annual Meeting early. To be admitted to the Annual Meeting, stockholders as of the Record Date must register in advance at http://viewproxy.com/aligntech/2021/htype.asp.

Voting

Your vote is very important. Regardless of whether you plan to attend the Annual Meeting, we hope you will vote as soon as possible. You may vote your shares over the Internet or by telephone. If you received a paper copy of a proxy card by mail, you may submit your proxy for the Annual Meeting by completing, signing, dating and returning your proxy card in the pre-addressed envelope provided. For specific instructions on how to vote your shares, please refer to the section entitled *Voting Information - How do I vote my shares during the Annual Meeting?* in the proxy statement.

This Notice of Annual Meeting and Proxy Statement and form of proxy are being distributed and made available on the Internet on or about April 7, 2021.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 19, 2021. The Proxy Statement and Align Technology, Inc.'s Annual Report on Form 10-K are available electronically at http://www.viewproxy.com/aligntech/2021

PROXY STATEMENT SUMMARY

This summary highlights selected information contained in this proxy statement. It does not contain all the information you should consider and as such we urge you to carefully read the proxy statement in its entirety prior to voting. For additional information, please review our Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

MEETING AGENDA AND VOTING RECOMMENDATIONS

	Item	Voting Standard	Vote Recommendation	Page Reference
1	Annual Election of Directors	Majority of votes cast	FOR each nominee	1
2	Ratification of Independent Registered Public Accounting Firm	Majority of votes cast	FOR	16
3	Ratify an Amendment of our Bylaws to designate Delaware and the District Courts of the United States as the Exclusive Forums for adjudication of certain disputes	66 2/3% of the Outstanding Shares	FOR	19
4	Approval of Amendment and Restatement of our 2010 Employee Stock Purchase Plan	Majority of votes cast	FOR	21
5	Advisory Vote on Named Executive Officer Compensation	Majority of votes cast	FOR	26

DIRECTOR NOMINEES

You are being asked to vote on the election of these ten directors. Each member of our board of directors ("Board") is elected annually by majority voting. All directors other than Mr. Hogan are considered by our Board to be independent.

Mr. Thomas M. Prescott, our former President and Chief Executive Officer who currently continues to serve as a director, was not nominated to stand for re-election and will be retiring from the Board at the Annual Meeting. As a result, the Board has resolved to reduce the size of the Board from 11 to 10 directors at the end of Mr. Prescott's term.

						Committee Memberships*			
Name	Age	Director Since	Primary Occupation	Independent?	AC	CC	NGC	TC
Joseph M. Hogan	63	2015	President & CEO, Align Technology, Inc.	No				
Kevin J. Dallas	57	2018	CEO, Wind River Systems	Yes				X
Joseph Lacob	65	1997	CEO & Governor of The Golden State Warriors	Yes			C	X
C. Raymond Larkin, Jr. [1]	72	2004	Retired, Principal of Group Outcome LLC	Yes			X	
George J. Morrow	69	2006	Retired, EVP of Worldwide Sales & Marketing, Amgen, Inc.	Yes		C	X	
Anne M. Myong	53	2019	Former CEO & CFO of Aura Financial Corporation	Yes	X	X		
Andrea L. Saia	63	2013	Retired, Global Head of Vision Care, Novartis AG	Yes	X	X		X
Greg J. Santora	69	2003	Retired, CFO, Shopping.com	Yes	C	X		
Susan E. Siegel	60	2017	Former Chief Innovation Officer at General Electric and Former CEO of GE Business Innovations	Yes			X	X
Warren S. Thaler	58	2004	Consultant, Gund Investment Corporation	Yes	X		X	X

[1] Mr. Larkin is Chairman of the Board

*AC = Audit; CC = Compensation; NGC = Nominating and Governance; TC= Technology; X = Member; C = Chair

Align Technology, Inc. ("We", "Our", "Align") is a global medical device company engaged in the design, manufacture and marketing of Invisalign® clear aligners and iTero® intraoral scanners and services for dentistry, and exocad® computer-aided design and computer-aided manufacturing ("CAD/CAM") software for dental laboratories and dental practitioners. Our products are intended primarily for the treatment of malocclusion or the misalignment of teeth and are designed to help dental professionals achieve the clinical outcomes that they expect and the results patients desire.

Our purpose is to transform smiles and change lives, and we are accomplishing this goal by establishing clear aligners as the principal solution for the treatment of malocclusions and our Invisalign clear aligners as the treatment solution of choice by orthodontists, general dental practitioners and patients globally. To date, over 9.6 million people worldwide have been treated with our Invisalign System.

COVID-19 BUSINESS IMPACTS

In 2020, the COVID-19 pandemic disrupted our business and the businesses and lives of our customers, their patients and our suppliers in unprecedented ways; requiring us to reevaluate priorities, adapt to new ways of doing business and developing new strategies and plans quickly and revising them frequently as conditions evolved. By the end of 2020, many dental practices had resumed operations although often at capacities less than pre-pandemic levels. Additionally, in virtually all practices the effects of COVID-19 persist, typically in the form of additional preventative safety measures such as added sterilization requirements, increased costs for personal protective equipment and staggered patient visits intended to reduce the risks of cross contamination, each of which contribute to fewer patient visits per day.

Throughout the pandemic, our focus has remained steadfast on the health and safety of our employees, our customers and their patients, operational execution, and continued progress toward our four principal pillars of growth: (i) International expansion; (ii) GP adoption; (iii) Patient demand & conversion; and (iv) Orthodontic utilization.

To help customers through the pandemic and to stimulate demand for our products and services during the recovery, we modified existing programs and implemented new promotions in 2020, some of which remain in effect. For instance, we did not implement annual price increases on our various clear aligner products in 2020, offered promotions to encourage customers with patients in wires and brackets to switch to our Invisalign clear aligners, allowed customers to maintain their promotional status levels notwithstanding declining purchases, increased advertising and launched new media campaigns, generally released virtual solutions, expanded training programs, including online training, all in an effort to help our customers and accelerate our mutual return to normal operations

While we did not meet the original annual performance goals set at the beginning of 2020 due to the COVID-19 pandemic, our second half recovery was directly attributable to our senior management's crisis management and their dedication to strong operational execution. Our fiscal 2020 financial and strategic highlights and their impact on executive compensation are summarized below.

FISCAL 2020 PERFORMANCE HIGHLIGHTS

Align set new financial records in the second half of 2020, to end the year strong after a significant COVID-19 pandemic-related shortfall in the second quarter. Net revenues of $734.1 million and $834.5 million, in the third and fourth quarters of 2020, respectively, were both new quarterly records helping us rebound from a second quarter year-over-year decline of 41.3% to end the year at $2.5 billion in net revenues, up 2.7% compared to 2019. During the year, we served our 9 million[th] Invisalign clear aligner patient and shipped 1.6 million Invisalign clear aligner cases, increasing worldwide Invisalign clear aligner volume by 7.9% compared to the prior year. In the fourth quarter alone, we shipped Invisalign clear aligners to a record 77 thousand doctors globally, 7,300 of which were first time customers and we trained 6,400 new doctors on the use of our products. Invisalign case submissions from iTero and other digital scanners increased to 84.0% in the Americas and 73.7% internationally by the fourth quarter of 2020, up from 79.5% and 64.7% in the fourth quarter of 2019.

Operating income in the third and fourth quarters of 2020 was $177.1 million and $213.2 million, respectively, compared to $127.2 million and $151.2 million in the comparable quarters in 2019. For the year, operating income of $387.2 million was down compared to $542.5 million in 2019, primarily as a result of the impact of COVID-19 pandemic-related business disruptions in the second quarter of 2020.

Total Net Revenues



Invisalign Case Shipments



2020 Business Highlights

In addition to those highlights already mentioned, Align's other key announcements in 2020 include:

- *exocad Acquisition*. The $420.8 million second quarter cash acquisition of exocad Global Holdings GmbH, a German dental CAD/CAM software company that offers fully integrated workflows to dental labs and practices with expertise in restorative dentistry, implantology, guided surgery, and smile design to strengthen our digital platform and extend our digital dental solutions towards fully interdisciplinary end-to-end workflows
- *Virtual Solutions*. The launch of Invisalign Virtual Appointment and Invisalign Virtual Care, two continuity of care virtual solutions that offer practice and care transformation to doctors by enabling a range of remote practice services for their patients such as video appointments and care and treatment progress reviews and communications
- *Software Launches*. The launch of ClinCheck 6.0 Pro Software, the latest release of our proprietary 3D treatment planning software showing the planned tooth movements throughout a patient's Invisalign treatment, making it more broadly available to doctors on multiple devices at any time via the cloud. ClinCheck Pro 6.0 software also includes the ClinCheck "In-Face" Visualization tool, enhancing the digital treatment planning experience for doctors and their patients
- *Clear Aligner Innovations*. The introduction of Invisalign G8 with SmartForce Aligner Activation; a clear aligner biomechanical innovation that allows doctors to more predictably treat crowding, crossbite and deep bite cases
- *Advanced Scanning Technologies*. U.S. FDA 510(k) clearance of the iTero Element 5D Imaging System, the first integrated dental imaging system that simultaneously records 3D, intraoral color and near-infrared ("NIRI") imaging and enables comparison over time using the iTero TimeLapse technology. NIRI technology aids in detection and monitoring of interproximal caries lesions above the gingiva without using harmful radiation and provides a new comprehensive approach to clinical applications, workflows and user experience

GOVERNANCE HIGHLIGHTS

We recognize the importance of corporate governance as a component of providing long-term stockholder value. Our Board is responsible for ensuring our governance practices are well-designed and appropriate for our business. We continually review and update our corporate governance practices to ensure that our policies are aligned with stockholder interests and corporate governance best practices.

Independence	Best Practices
9 of 10 director nominees are independent	Double trigger for all cash compensation arrangements in event of change of control for all members of senior management
Independent Chairman of the Board has strong role with significant governance responsibilities	Significant stock ownership requirements reviewed annually: • CEO - 6x his annual base salary • Other senior management - 3x their annual base salaries • Non-employee directors - $400,000
Separate CEO and Chairman of the Board roles	Independent directors meet regularly without management present
The Audit, Compensation and Nominating and Governance Committees are each wholly comprised of independent directors	Our Insider Trading Policy prohibits all employees and directors from engaging in short-selling, hedging transactions or pledging our securities as collateral for loans
Accountability and Diversity	**Risk Oversight**
Annual election of all directors	Board oversight of our overall risk management infrastructure
Majority voting in uncontested elections	Committee oversight of certain risks related to each committee's area of responsibility
Annual performance self-evaluations by the Board and committees	The Board, each of its committees and management actively promote a culture to manage risks as part of our corporate strategy and day-to-day operations
Our directors offer a diversity of viewpoints, backgrounds, national origins, and experiences. Currently, three of our 10 director nominees are women	Dedicated Chief Information Security, Data Privacy and Global Compliance and Ethics Officers responsible for enterprise-wide information security strategy, data privacy, and compliance and ethics policies, standards, processes, technologies and their effectiveness
Our Board has delegated oversight responsibility to our Nominating and Governance Committee of our environmental, social and governance (ESG) efforts, including those related to corporate social responsibility and disclosures	We created a Corporate Social Responsibility ("CSR") organization, appointed a full-time dedicated Senior Director of CSR (later promoted to Vice President), established a CSR Committee, and established the pillars of our comprehensive CSR program philosophy

FISCAL 2020 EXECUTIVE COMPENSATION HIGHLIGHTS

Our 2020 senior management compensation program was designed to build upon our outstanding 2019 business and financial performance. We continued the practice of directly tying a substantial portion of the targeted direct compensation of our members of senior management to variable compensation with 92% and 84% of the compensation for our CEO and all of our other named executive officers ("NEOs"), respectively, being variable. Base salary remained the only fixed direct compensation component, as outlined in the following table.

COVID-19 Impact

Due to the uncertainty caused by the COVID-19 pandemic and the impact it was having (and was expected to continue having) on our business performance, including lower than expected sales of our Invisalign clear aligners and iTero intraoral scanners, our Compensation Committee performed a mid-year review and reassessment of our 2020 Annual Cash Incentive Plan ("Bonus Plan") performance goals to determine whether the original metrics and performance goals continued to appropriately incentivize employees. After its review, the Compensation Committee chose to retain the overall program, reset the original annual performance targets under the Bonus Plan and reduce the maximum amount payable to members of senior management. For further details, please see the discussion below under "*Executive Summary"* of the Compensation Discussion & Analysis starting on page 27 of this proxy statement and the subsection entitled "*Impact of the COVID-19 Pandemic on the 2020 Annual Cash Incentive Plan*" contained in that section for a further discussion of the mid-year adjustments to our 2020 Bonus Plan performance goals.

	Component	% of Total Target CEO	% of Total Target Average NEO [1]	Rationale	Key Elements
Fixed / Short-Term	Base Salary	8%	16%	• Provide a fixed, baseline level of compensation that is not contingent upon Align's performance • Attract and retain talent with competitive level of pay that reflects executive's experience, role and responsibilities	• Cash

Variable / Short-Term	Annual Cash Incentive Compensation	12%	11%	• Incentivize and reward for achieving and surpassing pre-established financial goals
				• Reward individual contributions
					• Cash Award based primarily on two metrics:
					  • Revenue (60%)
					  • Operating Profit (40%)

Variable / Long-Term	Restricted Stock Units ("RSUs")	20%	18%	• Encourage long-term focus • Provide incentive to grow the value of Align's stock • Reward retention even in the event of a decline in share price • Attract and retain talent	• Equity Award • Annual vesting over four years
Variable / Long-Term	Market Stock Units ("MSUs")	60%	55%	• Encourage long-term focus • Provide incentive to grow the value of Align's stock • Align's interests of executives with stockholders • Attract and retain talent	• Equity Award • 100% vesting after three years, based on the performance of Align's stock compared to the NASDAQ Composite Index during the three-year performance period

Alignment with Stockholder Interest and Company Performance

- Annual cash incentives are capped and subject to challenging performance goals tied to strategic financial goals aimed at increasing stockholder value
- The majority of senior management compensation is equity-based to align incentives with long-term stockholder value, with 100% performance-based MSUs comprising 60% of our CEO's 2020 total target compensation and, on average, 55% of the total target compensation of our other named executive officers
- 2020 stockholder outreach extended to holders of more than 71% of our issued and outstanding stock and included the Chairman of our Compensation Committee, our Senior Vice President, Global Human Resources, our Vice President, Corporate Communications and Investor Relations, and a representative of our third party compensation consultant, Compensia

PROPOSAL ONE
ELECTION OF DIRECTORS

Nominees

Our Bylaws provide that our Board of Directors ("Board") will consist of one or more members with the number of directors determined from time to time by resolution of the Board. As of the date of this proxy statement the number of directors is set at 11. On the recommendation of the Nominating and Governance Committee, the Board has nominated the ten persons named below for election at the Annual Meeting, each to serve for a one-year term or until a successor is elected or appointed and qualified. Mr. Thomas M. Prescott, who was our President and CEO immediately prior to Mr. Joseph M. Hogan and who continues to serve as a director, was not nominated to stand for re-election and will be retiring from the Board at the Annual Meeting. As a result, the Board has resolved that effective immediately upon the expiration of Mr. Prescott's term, the size of the Board will be reduced from 11 to 10 directors.

The Board unanimously recommends that you vote "FOR" all of the nominees below

Kevin J. Dallas

Joseph M. Hogan

Joseph Lacob

C. Raymond Larkin, Jr.

George J. Morrow

Anne M. Myong

Andrea L. Saia

Greg J. Santora

Susan E. Siegel

Warren S. Thaler

Information concerning each of the nominees can be found in the pages that follow.

In the event any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the then current Board to fill the vacancy. As of the date of this proxy statement, we are not aware of any nominee who is unable or will decline to serve as a director.

Our Bylaws state that a director nominee is elected only if she or he receives a majority of the votes cast with respect to her or his election in an uncontested election (that is, the number of shares voted "for" a director nominee must exceed the number of votes cast "against" that nominee). Each of our director nominees is currently serving on the Board. If a nominee is not re-elected, Delaware law provides that the director will continue to serve on the Board as a "holdover director." Under our Bylaws and Corporate Governance Guidelines, each director submits in advance, a contingent, irrevocable resignation that the Board may accept if stockholders do not re-elect the director. In that situation, our Nominating and Governance Committee would make a recommendation to the Board about whether to accept or reject the resignation, or whether to take other action. The Board would act on the Nominating and Governance Committee's recommendation, and publicly disclose its decision and the rationale behind it within 90 days following the date the election results are certified.

You may either vote "For" or "Against" any nominee you specify, or "Abstain" from voting for any nominee. Unless marked otherwise, proxies returned to us will be voted for each of the nominees named below. If you hold your shares through a broker, bank or other nominee holder or record you must instruct your broker, bank or other nominee how to vote your shares so that your vote can be counted for this Proposal 1.

Information Concerning the Nominees

KEVIN J. DALLAS

President & CEO of Wind River Systems, Inc.	Committees:
Age: 57	• Technology
Director since: 2018	
Other Current Public Company Boards: None	
Board Determination: Independent	

Experience:

Company	Current or Last Position or Title	Tenure
Wind River Systems, Inc. a software development company	Current President & CEO; member of the Board	2020 to present
Microsoft Corporation, a software development and solutions company	Corporate Vice President Cloud & AI Business Development	1996-2020
NVIDIA Corporation and National Semiconductor (now Texas Instruments, Inc.)		1996 and earlier

Skills and Qualifications:

- CEO experience and significant leadership roles at large public companies
- Authority in strategic business development in IoT, cloud computing, discrete manufacturing, retail, financial services, media and entertainment and healthcare
- Cybersecurity expertise and of the risks facing worldwide technology companies in the areas of strategy, finance, and operations
- International business experience in European and Middle Eastern markets in roles that included microprocessor design, systems engineering, product management, and end-to-end business leadership

Education:

- B.S.c. degree in Electrical and Electronic Engineering from Staffordshire University, Stoke-on-Trent, Staffordshire, England

JOSEPH M. HOGAN

President & CEO of Align Technology, Inc.	Committees:
Age: 63	• None
Director since: 2015	
Other Current Public Company Boards: None	
Board Determination: Not Independent	

Experience:

Company	Current or Last Position or Title	Tenure
Align Technology, Inc	Current President & CEO; member of the Board	2015 to present
ABB, a global power and automation technologies company	CEO	2008-2013
General Electric (GE) in a variety of executive and management roles, including eight years as CEO of GE Healthcare	2008 and earlier

Skills and Qualifications:

- Significant leadership experience as a CEO and in senior leadership roles at large public companies
- Strategic business, market development and sales acumen
- Successful chief executive with extensive experience in leading the strategic and operational aspects of large and complex, international organizations across multiple industries including healthcare and information technology
- Responsible for Align's operational objectives and serves as an integral connection between the Board and management teams, enabling alignment between the Board's strategic expectations and their implementation and execution

Education:

- M.B.A. from Robert Morris University, Pennsylvania
- B.S. degree in Business and Economics from Geneva College, Pennsylvania

JOSEPH LACOB

Co-Executive Chairman and CEO of The Golden State Warriors	Committees:
Age: 65	• Nominating and Governance (Chair) • Technology
Director since: 1997	
Other Current Public Company Boards: None	
Board Determination: Independent	

Experience:

Company	Current or Last Position or Title	Tenure
The Golden State Warriors of the National Basketball Association	Current CEO and Governor of the Warriors; member of the Board	2010 to present
Kleiner Perkins Caufield & Byers, a venture capital firm	Partner	1987-2018
Cetus Corporation (now Chiron), FHP International, and Booz, Allen & Hamilton		1987 and earlier

Skills and Qualifications:

- Accomplished business leader adept at evaluating and developing strategic opportunities
- Extensive educational training and strategic business evaluation and development in technology, healthcare and life sciences industries
- CEO experience and senior leadership positions with large public and private organizations
- Significant financial and strategic investment and M&A experience with cutting edge medical technologies, including investments in over fifty life science companies in the start-up or incubation phase, over 30 of which were in therapeutic and diagnostic medical device companies

Education:

- M.B.A. from Stanford University, Stanford, California
- Masters in Public Health from the University of California at Los Angeles
- B.S. in Biological Sciences from the University of California at Irvine

C. RAYMOND LARKIN, JR. (CHAIRMAN OF THE BOARD)

Principal of Group Outcome L.L.C.	Committees:
Age: 72	• Nominating and Governance
Director since: 2004	
Other Current Public Company Boards: None	
Board Determination: Independent	

Experience:

Company	Current or Last Position or Title	Tenure
Group Outcome L.LC, a merchant banking firm	Current Principal	2007 to present
Cutlass Capital, a venture capital firm	Venture Partner	2001-2007
Eunoe, Inc., Nellcor Puritan Bennett, Inc., Bentley Laboratories/American Hospital Supply		2007 and earlier
United States Marine Corps, Captain		1970-1975

Skills and Qualifications:

- Long-term CEO and senior leadership experience at large public companies with significant managerial and hands-on operational responsibilities growing companies organically and acquisitively
- Deep knowledge and authority in the medical device and healthcare fields
- Extensive public and private company board experience
- Strong strategic business development and tactical implementation skills

Education:

- B.S. in Industrial Management from LaSalle University

GEORGE J. MORROW

Former EVP & Global Commercial Operations Amgen, Inc.	Committees:
Age: 69	• Compensation (Chair) • Nominating and Governance
Director since: 2006	
Other Current Public Company Boards: Neurocrine Biosciences	
Board Determination: Independent	

Experience:

Company	Current or Last Position or Title	Tenure
Amgen, Inc., a global biotechnology company	Former EVP & Global Commercial Operations Amgen, Inc.; former EVP & Worldwide Sales & Marketing	2001-2011
GlaxoSmithKline Inc. and its subsidiaries, including President and CEO of Glaxo Wellcome, Inc.		1992- 2001

Skills and Qualifications:

- Significant sales, marketing and operational global ownership roles with large publicly traded medical and healthcare technology companies
- Extensive background in medical device regulatory and compliance, financial, and corporate governance
- Expert in growth driven sales compensation strategies and risk mitigation controls
- Accomplished leader with the skills and experience that drive business success

Education:

- M.B.A. from Duke University
- M.S. degree in Biochemistry from Bryn Mawr College
- B.S. degree in Chemistry from Southampton College, Long Island University

ANNE M. MYONG

Former CEO & CFO of Aura Financial LLC	Committees:
Age: 53	• Audit • Compensation
Director since: 2019	
Other Current Public Company Boards: None	
Board Determination: Independent	

Experience:

Company	Current or Last Position or Title	Tenure
Aura Financial LLC, a financial technology and consumer lending company	Former CEO & CFO	2020
Walmart Global eCommerce, a multinational consumer retail and e-commerce corporation	Senior Vice President and Chief Financial Officer, and Senior Vice President, Chief Financial and Administrative Officer of Walmart China Retail	2011-2017
Agilent Technologies China	Vice President and CFO	2006-2011

Skills and Qualifications:

- CEO experience and senior leadership positions at large public companies
- Extensive experience in global operations, finance and digital transformation with a unique expertise in international key markets
- Former multinational corporation CFO with a deep understanding of financial reporting and organizational risks, controls and monitoring
- Authority in consumer products and e-commerce along with developing and delivering industry transforming technology and innovations

Education:

- M.B.A. degree from Harvard Business School
- B.B.A. degree in Computer Information Systems from James Madison University

ANDREA L. SAIA

Former Global Head of Vision Care, Novartis AG.	Committees:
Age: 63	• Audit • Compensation • Technology
Director since: 2013	
Other Current Public Company Boards: LivaNova PLC and Outset Medical, Inc.	
Board Determination: Independent	

Experience:

Company	Current or Last Position or Title	Tenure
Alcon, a division of Novartis AG, a global healthcare solution provider	Former Global Head of Vision Care	2011-2012
CibaVision Corporation, a subsidiary of Novartis	President and Chief Executive Officer; member of the Board	2008-2011
CibaVision Corporation, a subsidiary of Novartis	President of Europe, Middle East, and Africa operations	2005-2007
CibaVision Corporation, a subsidiary of Novartis	Global Head of Marketing, promoted to President of the Global Lens Business	2002-2005
GCG Partners Inc., Procter & Gamble, Unilever, and Revlon		2002 and earlier

Recent Public Board Experience:

• Coca-Cola Enterprises, Inc.

Skills and Qualifications:

- Successful CEO with additional senior leadership positions at large public companies
- Accomplished global business executive with over 30 years of experience in the medical technology and consumer products industries with multinational companies
- Extensive global sales and marketing and strategic business development experience
- Significant board experience with multinational and other public companies

Education:

- B.S. degree in Business Administration from Miami University
- M.B.A. degree from J.L. Kellogg Graduate School of Business

GREG J. SANTORA

Former CFO of Shopping.com	Committees:
Age: 69	• Audit (Chair) • Compensation
Director since: 2003	
Other Current Public Company Boards: None	
Board Determination: Independent	

Experience:

Company	Current or Last Position or Title	Tenure
Shopping.com, a provider of Internet-based comparison-shopping resources	Former CFO; member of the Board	2003-2005
Intuit Inc., a provider of small business and personal finance software	CFO and Senior VP	1997-2002
Apple Computer, a global provider of personal and commercial business hardware and software	Senior Financial positions including Senior Finance Director of Apple Americas and Senior Director of Internal Consulting and Audit	1984-1997
Arthur Andersen LLP		1974 and earlier

Recent Public Board Experience:

- RetailMeNot, Inc.

Skills and Qualifications:

- A CPA with over 35 years of large public company CFO and major audit firm senior leadership positions
- Authority in e-commerce and financial software, accounting and finance
- Expert in compliance, financial reporting and audits
- Extensive insight and perspective into current risk identification, internal control development and risk mitigation best practices

Education:

- M.B.A. from San Jose State University
- B.S. degree in Accounting from the University of Illinois

SUSAN E. SIEGEL

Former Chief Innovation Officer of General Electric Company	Committees:
Age: 60	• Nominating and Governance • Technology
Director since: 2017	
Other Current Public Company Boards: Illumina, Inc., Nevro, Inc.	
Board Determination: Independent	

Experience:

Company	Current or Last Position or Title	Tenure
General Electric and GE Business Innovations, respectively, a global digital and industrial solutions provider	Former Chief Innovation Officer and former Chief Executive Officer, respectively	2017 to 2019
GE Ventures, a venture capital subsidiary of General Electric	CEO	2012-2017
Mohr Davidow Ventures, a healthcare and life science investment firm	VC General Partner	2006-2012
Affymetrix, Inc., a DNA microarray products provider	President and member of the board of directors	1998-2006

Skills and Qualifications:

- Extensive experience identifying, funding, pioneering and implementing industry-shifting ideas in the life sciences, biomedical research and healthcare industries for more than three decades
- Over 20 years serving on the boards of fast growth health and life sciences companies
- CEO with extensive business strategy, market building, finance, M&A, bioethical and entity risk management experience
- Authority in Venture Capital, Healthcare and Life Sciences/Strategy, Operations, M&A
- A successful builder of high functioning leadership and organizational teams

Education:

- B.S. in Biology from the University of Puerto Rico
- M.S. in Biochemistry and Molecular Biology from Boston University Medical School

WARREN S. THALER

Former President of the Gund Investment Corp.	Committees:
Age: 58	• Audit • Nominating and Governance • Technology
Director since: 2004	
Other Current Public Company Boards: None	
Board Determination: Independent	

Experience:

Company	Current or Last Position or Title	Tenure
Gund Investment Corporation, an investment firm with extensive, wide-ranging holdings in real estate and public and private equity securities	Current Consultant; former President	1990 to present

Skills and Qualifications:

- Over 25 years' experience as a senior executive and as a member of numerous boards of directors and their audit, compensation and technology committees, with extensive involvement in various philanthropic and civic organizations, including the Foundation Fighting Blindness
- Strategic emerging technology business investor and advisor
- Authority in business management, operations and M&A with significant business development, board governance, and compliance and entity risk management experience
- Business operations and management expert

Education:

- M.B.A. from Harvard University
- B.A. degree from Princeton University

There are no family relationships between any director and any of our executive officers.

CORPORATE GOVERNANCE

Overview

We are committed to implementing and following high standards of corporate governance, which we believe is important to the success of our business, creates stockholder value and maintains our integrity in the marketplace.

We maintain a corporate governance page on our website that includes additional related information, as well as our Global Code of Conduct ("Code"), Corporate Governance Guidelines ("Guidelines"), and the charters for each of the standing committees of the Board. The corporate governance page can be found by clicking on the "Corporate Governance" link in the "Investors" section of our website at *www.aligntech.com.*

We also continue to maintain a variety of policies and practices to foster and maintain responsible corporate governance, including the following:

Global Code of Conduct. In 2020, we materially revised our Code to emphasize our ongoing commitment to deter wrongdoing, promote integrity and ethical conduct, and deliver superior treatment outcomes and experiences to patients. The Code is applicable to all directors, officers and employees of Align, including our principal executive officer, principal financial officer and controller. In addition to finding the Code on our website, stockholders may request a free copy in writing from Align Technology, Inc., 410 N. Scottsdale Rd. Suite 1300 Tempe, AZ 85281, Attn: Investor Relations or by sending an email to *investorinfo@aligntech.com.* We will post on our website any amendments to the Code, as well as any waivers to our Code required to be disclosed by the rules of the SEC or the NASDAQ Stock Market LLC.

Global Speak Up Policy. In conjunction with the revision of the Code, we also released our new Speak Up Policy to show our commitment to conducting business ethically, honestly and legally. As the name implies, our Speak-Up Policy is designed to encourage current and former directors and employees and third party business partners such as contractors, consultants, suppliers, distributors and even customers to voice their questions and concerns regarding conduct they believe in good faith to be inconsistent with the Code so that we may respond promptly, objectively, fairly and appropriately.

Corporate Governance Guidelines. Our corporate governance practices can be found in our *Guidelines*, a copy of which is available on our website. Our Guidelines include policies regarding the size and composition of our Board, director qualifications, independence, nominations and elections, director compensation, and leadership development and succession among other topics.

Anti-Hedging and Anti-Pledging Policy. Our Insider Trading Policy prohibits executive officers, directors and employees from engaging in hedging transactions or pledging the Company's securities as collateral for loans.

Declassified Board. Our Board is declassified and all of our directors must stand for election annually.

Majority Voting for Election of Directors. Directors must receive a majority of votes in uncontested elections, meaning the number of votes cast "FOR" a director's election must exceed the number of votes cast "AGAINST" that director's election. As a condition of nomination, all directors submit an irrevocable resignation that becomes effective if the nominee fails to receive a majority of the votes cast and the Board accepts the resignation. If the director fails to receive the requisite votes, the Nominating and Governance Committee will promptly consider the resignation and recommend to the Board whether to accept or reject it, or whether other action should be taken.

Significant Stock Ownership Guidelines. We maintain meaningful stock ownership guidelines for senior management and non-employee directors as a matter of good corporate governance and to demonstrate that their interests are consistent with those of our stockholders. The ownership requirements are:

Position	Stock Ownership
CEO	6.0x annual base salary
Other Members of Senior Management	3.0x annual base salary
Non-Employee Directors	Amount equal in market value to $400,000

Each member of senior management and non-employee director has five years from the date she or he first becomes subject to the guidelines to attain the requisite stock ownership. Currently, all such individuals are in compliance with these guidelines.

For purposes of this policy, "ownership" includes:

- shares of our common stock directly held or held in trust for the benefit of such director or member of senior management or her or his family member living in the same household,
- shares of underlying Align restricted stock units held directly, whether or not yet vested, and
- 50% of the gain on vested in-the-money stock options, if any.

The term "ownership" does not include unvested options to purchase our common stock or shares underlying unvested market stock units.

Role of Board. The Board is responsible for reviewing our overall performance rather than day-to-day operations. The Board's primary responsibility is to oversee our management and, in so doing, serve the best interests of us and our stockholders. The Board selects, evaluates and provides for the succession of senior management and, subject to oversight by the Nominating and Governance Committee, the Board nominates for election at annual stockholder meetings individuals to serve as our directors and elects individuals to fill any vacancies on the Board. The Board reviews corporate objectives and strategies and evaluates and approves significant policies and proposed major commitments of corporate resources. The Board participates in decisions that have a potential major economic impact on Align. Management keeps the directors informed of our activities through regular written reports and presentations at meetings of the Board and its committees.

Board Leadership Structure; Executive Sessions. The roles of CEO and Chairman of the Board are separated in recognition of the differences between the two roles. The CEO is responsible for setting strategic direction after consultation and input from the Board and for our day-to-day leadership and performance, while the Chairman of the Board provides guidance to the CEO and, in consultation with the CEO and other members of our Board, sets the agenda for Board meetings and presides over meetings of the full Board. We believe that this separation of duties allows the CEO and Chairman to most efficiently use their time and to most effectively fulfill their respective responsibilities, which are critical to our success. While our Bylaws and Guidelines do not require that our Chairman and CEO positions be separate, the Board believes that having separate positions and having an independent outside director serve as chairman is the appropriate leadership structure for us at this time. Our Guidelines provide that our independent directors will meet in executive session at least twice a year. The Board held seven meetings in 2020 and the independent directors met in executive sessions five times.

Board Effectiveness. To ensure that our Board and its committees are performing effectively and in the best interests of Align and its stockholders, our directors perform an annual assessment of the Board, its committees and each member.

Director Attendance. For the period of her or his service on the Board and each applicable committee in 2020, each director attended at least 75% of the aggregate of the total number of meetings of the Board and the committees on which she or he served.

Committees. During the year, the Board maintained an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and a Technology Committee. Each committee has adopted a written charter that establishes practices and procedures for such committee in accordance with applicable corporate governance rules and regulations. These charters are available on the Investor Relations section of our website located at *investor.aligntech.com.*

Outside Advisors. The Board and each of its committees may retain outside advisors and consultants at its discretion and our expense.

Audit Committee

2020 Meetings: 9 Members: Greg J. Santora (Chair) Anne M. Myong Andrea L. Saia Warren S. Thaler	Oversees and monitors our accounting and financial reporting processes, our financial statement audits, and our internal accounting and financial controls
	Responsible for appointing, compensating, retaining, terminating and overseeing the work of our independent auditors
	Responsible for reviewing the auditors' proposed scope, approach and independence
	Pre-approves audit and non-audit services
	Provides oversight and monitors our Internal Audit Department
	Reviews, approves and monitors our Global Code of Conduct and Speak Up Policy
	Oversees and reviews our Anti-Bribery and Anti-Corruption Compliance Program
	Oversees and reviews our cybersecurity, data privacy, and other information technology risks, controls and procedures
	Establishes procedures for receiving, retaining and treating complaints regarding accounting, internal accounting controls or auditing matters
	None of the Audit Committee members are employees of Align, and our Board has determined that each member is independent within the meaning of the NASDAQ listing standards and the rules and regulations of the SEC
	Our Board has determined that Mr. Santora and Ms. Myong are each qualified as an "audit committee financial expert" within the meaning of the rules of the SEC and has confirmed that the other members of the Audit Committee are able to read and understand financial statements

Compensation Committee

2020 Meetings: 8 Members: George J. Morrow (Chair) Anne M. Myong Andrea L. Saia Greg J. Santora	Ensures that our compensation programs successfully align the interest of employees, including senior management, with those of the our stockholders
	Reviews and administers all compensation arrangements for senior management and reviews general compensation goals and guidelines for our employees and the criteria for which bonuses are to be determined
	Retains, oversees, and assesses the independence of compensation consultants and advisors
	Assists the Board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs
	May form and delegate authority to subcommittees when appropriate, although no such delegation is currently in effect
	None of the Compensation Committee members are employees of Align, and our Board has determined that each member is independent within the meaning of the NASDAQ listing standards

Nominating and Governance Committee

2020 Meetings: 4 Members: Joseph Lacob (Chair) C. Raymond Larkin, Jr. George J. Morrow Susan E. Siegel Warren S. Thaler	At the request of the Board, conducts annual reviews and makes recommendations concerning Board and senior management succession
	Evaluates the composition, organization and governance of the Board and its committees and identifies, evaluates and recommends nominees to the Board
	Develops and recommends corporate governance principles applicable to Align
	Responsible for the assessment, analysis and implementation of matters involving environmental, sustainability and governance (ESG) initiatives, including those involving our Corporate Social Responsibility efforts described further starting page 59 of this proxy statement

Technology Committee

2020 Meetings: 1 Members: Kevin J. Dallas Joseph Lacob Thomas M. Prescott Andrea L. Saia Susan E. Siegel Warren S. Thaler	Reviews our technology and development activities
	Oversees and advises the Board on matters of innovation and technology

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or has ever been a member of our senior management or an employee. None of the members of senior management currently serves, or in the past year has served, as a member of the Compensation Committee or director (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more members of senior management serving on our Compensation Committee or our Board.

Identifying and Evaluating Director Nominees

The Nominating and Governance Committee considers candidates for board membership suggested by Board members, management and stockholders. The Nominating and Governance Committee also periodically retains third-party executive search firms to identify independent director candidates. In considering candidates for director nominees, the Nominating and Governance Committee generally assembles all information regarding a candidate's background and qualifications. The Nominating and Governance Committee, in its discretion, may designate one or more of its members to interview any candidate. In addition, the Nominating and Governance Committee may seek input from senior management or the Board, who may interview any candidate. The Nominating and Governance Committee recommends director nominees to the Board based on its assessment of overall suitability to serve on the Board in accordance with our policy regarding nominations and qualifications of directors.

While we do not have a formal diversity policy for Board membership, the Board seeks directors who represent a mix of backgrounds, skills, and experiences, including candidates of gender, racial, and ethnic diversity, that will enhance the quality of the Board's deliberations and decisions. Moreover, our directors have diverse business and professional backgrounds, including experience in finance and accounting, venture capital, medical device, consumer products, technology, brand management and international sales, marketing and operations. Such diversity considerations are discussed by the Nominating and Governance Committee in connection with the general qualifications of each potential nominee.

The following matrix is provided to illustrate the demographic diversity and tenure distribution of the nominees for director to serve on our Board. For more information on each director's education, qualifications and background, please refer to the section entitled "*Information Concerning the Nominees*" previously discussed in this proxy statement.

	Anne M. Myong	Kevin J. Dallas	Susan E. Siegel	Joseph M. Hogan	Andrea L. Saia	George J. Morrow	C. Raymond Larkin, Jr.	Warren S. Thaler	Greg J. Santora	Joseph Lacob
Gender										
Male		•		•		•	•	•	•	•
Female	•		•		•					
Race/Ethnicity										
African American or Black		•								
Asian or Pacific Islander	•		•							
Hispanic or Latino			•							
White or Caucasian				•	•	•	•	•	•	•
Tenure	0-8 years (50%)					15+ years (50%)				

The Nominating and Governance Committee has specified the following minimum qualifications that it believes must be met by a nominee for a position on the Board:

- the highest personal and professional ethics and integrity;
- proven achievement and competence in the nominee's field and the ability to exercise sound business judgment;
- skills and experience that are complementary to those of the existing Board;
- the ability to assist and support management and make significant contributions to our success; and
- an understanding of the fiduciary responsibilities that is required of a member of the Board and the commitment of time and energy necessary to diligently carry out those responsibilities.

Recent Board Refreshment. Since 2017, the Board has added three new directors, each of whom has brought valuable and diverse backgrounds and perspectives to the overall composition of the Board. We are committed to maintaining a well-balanced Board that blends a diversity of backgrounds with strategic expertise in fields including technology, cybersecurity, healthcare, life sciences, medical devices, e-commerce, consumer products and manufacturing that we deem necessary for the continued growth and expansion of our business into key domestic and international markets. As a public company in the highly regulated medical device industry our directors also bring a wealth of experience overseeing sales and marketing, operational, finance and accounting, regulatory and compliance and corporate governance practices essential to our success. Our refreshment process reflects this balanced approach as the Board evolves for the future needs while providing essential continuity from the invaluable perspectives of our more tenured directors.

Stockholder Recommendation of Nominees. Under the terms of our Guidelines, the Nominating and Governance Committee considers recommendations for candidates to the Board from stockholders holding at least 1% of the total outstanding shares of Align common stock. Stockholders must have held their shares continuously for at least 12 months prior to the date they submit their recommendation. The Nominating and Governance Committee will consider persons recommended by our stockholders in the same manner as nominees recommended by the Board, individual board members or management.

A stockholder may also nominate a person directly for election to the Board at an annual meeting of our stockholders provided their proposal meets the requirements set forth in our bylaws and the rules and regulations of the SEC related to stockholder proposals. The process for properly submitting a stockholder proposal, including a proposal to nominate a person for election to the Board at an annual meeting, is described below in the answer to the question "*Is there any information that I should know regarding future annual meetings?"*

Annual meeting attendance. We encourage, but do not require, Board members to attend annual meetings of stockholders. Last year, three directors attended our annual meeting of stockholders.

The Board's Role in Risk Oversight. Management is responsible for the day-to-day management of the risks we face, while the Board, as a whole and through its committees, is responsible for the oversight of risks. In its oversight role, the Board must be satisfied that the key risks to our business and operations are identified and prioritized and that the processes implemented by management to respond to those risks are adequate and functioning as designed. As a critical part of this risk oversight role, the Board encourages management to promote a culture that actively promotes risk identification as part of our corporate strategy and day-to-day business operations. Furthermore, our Board encourages full and open communication between management and the Board. Our Chairman meets regularly with our CEO and other members of senior management to discuss strategy and the risks we face. Senior management, other employees as well as consultants and advisers routinely attend Board meetings and are available to address any questions or concerns raised by the Board on risk management-related and other matters. The Board regularly receives presentations on strategic matters involving our operations to enable it to understand our risk identification, risk management and risk mitigation strategies. The Board also holds strategic planning sessions with senior management and other employees as well as consultants and advisers to discuss strategies, key challenges, and risks and opportunities for Align.

Our Board does not have a standing risk management committee, but rather administers its oversight responsibilities directly through our Board as a whole, as well as through the various standing committees that address risks inherent in their respective areas of oversight. In particular, the Audit Committee assists the Board in areas of financial and investment risks, internal controls, cybersecurity, data privacy, business continuity, crisis preparedness, and compliance with legal and regulatory requirements, including those related to our employee benefit plans. The Compensation Committee assists the Board to manage risks arising from our compensation policies and programs. The Nominating and Governance Committee assists the Board to manage risks associated with Board organization, membership, and structure as well as long-term and emergency Board and senior management succession planning. The Technology Committee assists the Board to manage strategic and competitive risks, including technical and market risks associated with product development and investment. When a committee receives a report, the chair of the committee discusses it with the full Board during the committee reports portion of the next Board meeting which then enables the entire Board to coordinate the risk oversight function.

Cybersecurity. To more effectively address the cybersecurity threats posed today, we have a dedicated Chief Information Security Officer ("CISO") who is responsible for leading enterprise-wide information security strategy, policy, standards, process, and technology. Our information security program includes, among other things, vulnerability management, antivirus and malware protection, technology compliance and risk management, encryption, identity and access management, application security, and security monitoring and incident response. Our Audit Committee is responsible for reviewing cybersecurity risks and the cybersecurity program. In 2020, the CISO met with the Audit Committee twice to discuss our cyber risks and threats.

Data Privacy. We have various technical, administrative, and physical safeguards in place to help protect against unauthorized access to, use, or disclosure of the customer, consumer, and patient information and data we collect and store. We have a dedicated Data Privacy Officer ("DPO") who advises the business on privacy risks and assesses the effectiveness of privacy controls and compliance with various legislative and regulatory requirements. Our Audit Committee is responsible for reviewing data privacy risks, as well as steps taken by management to understand and mitigate such risks. The Audit Committee routinely receives updates from the DPO on data privacy risks we face and recommends actions to mitigate those risks.

Compliance and Ethics. We have a dedicated Global Compliance & Ethics Officer ("GCEO") who is responsible for implementing and maintaining an effective compliance and ethics program, including the Code, Speak Up Policy and other policies, trainings and communications related to key risk areas such as anti-bribery, anti-corruption, and ethical interactions with healthcare professionals. The GCEO is responsible for reviewing and assessing the effectiveness of our program against related laws and industry best practices. Our Audit Committee is responsible for reviewing compliance and ethics risks, as well as the steps management takes to understand and mitigate these risks.

The Compensation Committee's Role in Risk Oversight. In fulfilling its role to assist the Board's risk oversight responsibilities, the Compensation Committee evaluates the various elements of our compensation programs to avoid encouraging and mitigating against excessive risk taking by promoting behaviors that support sustainable value creation. The Compensation Committee annually assesses our compensation programs and believes that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect. To arrive at this conclusion, the Compensation Committee assesses the following design features of our senior management and broad-based compensation programs for undesired or unintentional risks of a material nature and that they guard against excessive risk-taking:

- our compensation programs are designed to provide a balanced mix of cash and equity, annual, and longer-term incentives in order to encourage strategies and actions that are in the long-term best interests of us and our stockholders;

- base salaries are consistent with employees' responsibilities so that they are not motivated to take excessive risks to achieve a reasonable level of financial security;

- we annually assess performance under prior year compensation programs and make any adjustments deemed necessary or appropriate in order to mitigate opportunities or motives for excessive risk taking;

- based on the review of prior results, we annually review and establish performance goals under our annual cash incentive plan that we believe (A) are reasonable in light of past performance and market conditions, and (B) encourage success without encouraging excessive risk taking to achieve short-term results, and, therefore, do not encourage unnecessary or excessive risk-taking;

- the performance goals that determine payouts under our annual cash incentive plans are company-wide in order to encourage decision-making that is in the best long-term interests of us and our stockholders as a whole;

- under our annual cash incentive plans, achievement of performance goals at levels below full target reduces only the payout related to that goal, not the other goals, and therefore does not result in an "all-or-nothing" approach;

- the amount that senior management can receive under our cash incentive compensation plan is capped as a maximum of their targets in order in part to avoid excessive risk taking;

- the Compensation Committee has discretion over annual cash incentive program payouts;

- for senior management, we use a portfolio of equity-based awards that incentivize performance over a variety of time periods with respect to several balanced goals:

  ◦ Restricted Stock Units ("RSUs") retain value even in a depressed market making it less likely employees will take unreasonable risks to get, or keep, equity grants "in the money"; and

  ◦ Performance-based market stock units ("MSUs") measure relative stockholder return over a three-year performance cycle, thereby retaining value even if the price of our stock decreases in a market downturn; and

  ◦ senior management is subject to material share ownership guidelines.

Director Independence

In accordance with the NASDAQ listing standards, the Board undertook its annual review of the independence of its directors and considered whether any director had a material relationship with us or senior management that could compromise her or his ability to exercise independent judgment in carrying out her or his responsibilities. As a result of this review, the Board affirmatively determined that Kevin J. Dallas, Joseph Lacob, C. Raymond Larkin, Jr., George J. Morrow, Anne M. Myong, Andrea L. Saia, Greg J. Santora, Susan E. Siegel and Warren S. Thaler are "independent directors." Since Mr. Hogan is currently employed as our President and CEO, the Board determined that he is not independent.

Although Mr. Prescott's tenure on the Board will end once his current term expires at the Annual Meeting, the Board nonetheless considered his independence during 2020. Because his employment as our President and CEO ended in 2015 after more than a decade, the Board determined that he should not be considered independent.

Stockholder Communications with Board

Stockholders may communicate directly with our non-management directors by sending an email to *Board@aligntech.com*. These communications are monitored to ensure appropriate summaries of all received messages are provided to the Board at its regularly scheduled meetings. Where the nature of a communication warrants, our Senior Vice President, Chief Legal and Regulatory Officer may decide to obtain the more immediate attention of the appropriate committee of the Board or a non-management director, or senior management or independent advisors. After reviewing stockholder messages, our Board will determine an appropriate response if they deem a response necessary or warranted.

Director Compensation

Our director compensation program is designed both to attract and fairly compensate highly qualified, non-employee directors to represent and act in the best interests of our stockholders, employees, and the communities we serve. For the purpose of determining non-employee director compensation for 2020, the Compensation Committee engaged Compensia to evaluate the competitiveness of our program. The Compensation Committee considered an overview of the corporate governance environment as well as recent trends and developments relating to director compensation. The Compensation Committee also specifically considered the amounts payable under and the various components of our director compensation program, as well as the aggregate director compensation cost, in comparison to the boards of directors of the same group of peer companies that the Compensation Committee used in determining senior management compensation. *(For further details on our peer group, see the discussion of our "Peer Group" in the Compensation Discussion and Analysis section below).* For 2020, the analysis showed that the Board compensation practices were, in aggregate, generally aligned with market norms and emerging best practices and no changes were made to the program.

Cash Compensation

Our cash compensation program for non-employee directors for fiscal 2020 was: (all amounts paid quarterly in advance)

Description	Current Fee
Annual Retainer for Board Membership (other than Chairman)	$ 50,000
Annual Retainer for membership on the Compensation and/or Audit Committee (other than the Chairman)	$ 13,500
Annual Retainer for Chair of the Compensation Committee and/or Audit Committee	$ 27,000
Annual Retainer for membership on the Nominating and Governance Committee (other than Chairman) and/or Technology Committee	$ 5,000
Annual Retainer for the Chair of Nominating and Governance Committee	$ 10,000
Annual Retainer for the Chairman of the Board	$ 100,000

Equity Compensation. In April 2020, our Compensation Committee approved an annual equity grant of RSUs to our then-current board members (other than Mr. Larkin) having a long term incentive value equivalent to $300,000. For Mr. Larkin's additional responsibilities as the Chairman of our Board, the Compensation Committee approved an annual RSU grant of $400,000. The actual number of shares under the RSU awards was calculated using the closing price of our stock on the date of our 2020 annual meeting of stockholders. Accordingly, on May 20, 2020, each non-employee director other than Mr. Larkin was granted 1,271 RSUs and Mr. Larkin was granted 1,694 RSUs based on the closing per share price of our stock on that date of $236.02. Each of these RSU awards vest 100% upon the earlier of (i) the one-year anniversary of the grant date or (ii) the date of the next annual meeting of stockholders following the grant date. Assuming the continued service of each non-employee director, each of these equity awards are expected to vest 100% on May 19, 2021.

Total Compensation. The table below summarizes the compensation paid to our non-employee directors for the year ended December 31, 2020. As our President and CEO, Mr. Hogan's compensation is shown in the Summary Compensation Table of this proxy statement.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) [1]	Total ($)
Kevin J. Dallas	55,000	299,981	354,981
Joseph Lacob	65,000	299,981	364,981
C. Raymond Larkin, Jr.	100,000	399,818	499,818
George J. Morrow	82,000	299,981	381,981
Anne M. Myong	63,500	299,981	363,481
Thomas M. Prescott	55,000	299,981	354,981
Andrea L. Saia	82,000	299,981	381,981
Greg J. Santora	90,500	299,981	390,481
Susan E. Siegel	60,000	299,981	359,981
Warren S. Thaler	73,500	299,981	373,481

[1] The amounts reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of awards of RSUs. There can be no assurance that the grant date fair value amounts will ever be realized. The RSUs are time based awards and are not subject to performance or market conditions.

The aggregate number of stock awards outstanding at December 31, 2020 for each non-employee director is as follows:

Name	Stock Awards
Kevin J. Dallas	1,271
Joseph Lacob	1,271
C. Raymond Larkin, Jr.	1,694
George J. Morrow	1,271
Anne M. Myong	1,271
Thomas M. Prescott	1,271
Andrea L. Saia	1,271
Greg J. Santora	1,271
Susan E. Siegel	1,271
Warren S. Thaler	1,271

PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee of our Board has selected PricewaterhouseCoopers LLP ("PwC"), independent registered public accountants, to audit the financial statements of Align for the year ending December 31, 2021. In making its recommendation to appoint PwC, the Audit Committee considered whether the provision of the non-audit services rendered by PwC is compatible with maintaining the firm's independence.

Representatives of PwC are expected to be present at the Annual Meeting with the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Although stockholder ratification of the selection of PwC as our independent registered public accountants is not required by our Bylaws or any other applicable law, the Audit Committee is submitting the selection of PwC to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee and the Board will reconsider whether or not to retain PwC. Even if the selection is ratified, our Audit Committee, at its discretion, may direct the appointment of a different firm to act as our independent registered public accountants at any time during the year if it determines that such a change would be in our best interests and in the best interests of our stockholders.

Ratification of the selection of PwC requires that the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting vote "FOR" this Proposal 2. An "ABSTAIN" vote will have the same effect as an "AGAINST" vote in this Proposal 2. Discretionary votes by brokers, banks and related agents on this routine proposal will be counted towards the quorum requirement and will affect the outcome of the vote.

OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR THE YEAR ENDING DECEMBER 31, 2021

Fees to PricewaterhouseCoopers LLP for 2020 and 2019

The following table presents fees for professional services rendered by PwC for the audit of our annual financial statements for 2020 and 2019 and fees billed for audit-related services and tax services rendered by PwC for 2020 and 2019:

	2020	2019
Audit fees [1]	$ 5,365,206	$ 4,251,382
Audit-related fees [2]	—	—
Tax fees [3]	976,064	1,901,185
All other fees [4]	10,255	8,330
Total fees	$ 6,351,525	$ 6,160,897

[1] *Audit fees* — These are fees for professional services performed for the annual audit of our financial statements and review of financial statements included in our quarterly filings, and services that are normally provided in connection with statutory and regulatory filings or engagements, and attest services, except those not required by statute or regulation. This category also includes advice on accounting matters that arose during, or as a result of, the audit or the review of interim financial statements.

[2] *Audit-related fees* — These are fees related to assurance and related services.

[3] *Tax fees* — These are fees for professional services performed with respect to tax compliance, tax advice and tax planning.

[4] *All other fees* — These consist of all other fees billed to us for professional services performed and not reported under "Audit fees," "Audit-related fees" and "Tax fees."

Audit Committee's Policy of Pre-Approval of Audit and Permissible Non-Audit Services

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accountants subject to limited discretionary authority granted to our Chief Financial Officer. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accountants and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accountants in accordance with this pre-approval and the fees for the services performed to date. All PwC services in 2020 and 2019 were pre-approved by the Audit Committee.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD

The following is the report of the Audit Committee of the Board of Directors with respect to Align's audited financial statements for the year ended December 31, 2020, which include the consolidated balance sheets of Align as of December 31, 2020 and 2019, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years ended December 31, 2020, 2019 and 2018 and the notes thereto.

The Audit Committee of the Board of Directors of Align is comprised entirely of independent directors who meet the independence requirements of the Listing Rules of the NASDAQ Stock Market and the SEC. In accordance with the written charter adopted by the Board of Directors of Align, the purpose of the Audit Committee is to assist the Board of Directors in its oversight and monitoring of among other things:

- the integrity of Align's financial statements;
- Align's compliance with legal and regulatory requirements;
- the independent registered public accountant's qualifications, independence and performance;
- the adequacy of Align's internal accounting and financial controls; and
- Align's internal audit department.

The full text of the Audit Committee's charter is available on the Investor Relations section of Align's website (www.aligntech.com). The Audit Committee regularly reviews its charter to ensure that it is meeting all relevant audit committee policy requirements of the SEC and the NASDAQ listing standards.

In carrying out its responsibilities, the Audit Committee, among other things, is responsible for:

- providing guidance with respect to Align's relationship with the independent auditors, including having responsibility for their appointment, compensation and retention;
- providing guidance with respect to the selection of the audit firm's lead engagement partner;
- reviewing the results and audit scope;
- approving audit and non-audit services;
- reviewing and discussing with management the quarterly and annual financial reports;
- overseeing and reviewing Align's enterprise risk, privacy and data security; and
- overseeing management's implementation and maintenance of effective systems of internal controls.

The Audit Committee recognizes the importance of maintaining the independence of Align's independent accountants. Each year, the Committee evaluates the qualifications, performance and independence of Align's independent accountants and determines whether to re-engage the current independent accountants. This included a review of the qualifications of the engagement team, the quality control procedures the firm has established, as well as its reputation for integrity and competence in the fields of accounting and auditing. Based on this evaluation, the Audit Committee has retained PwC as Align's independent accountants for 2021.

The Audit Committee has reviewed and discussed the audited financial statements for the year ended December 31, 2020 with Align's management and PwC. The Audit Committee has also discussed with PwC the matters required to be discussed by Auditing Standard No. 1301, "Communications with Audit Committees" issued by the Public Company Accounting Oversight Board ("PCAOB").

The Audit Committee also has received and reviewed the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding PwC's communications with the Audit Committee concerning independence, and has discussed with PwC its independence. The Audit Committee has concluded that the provision by PwC of non-audit related services is compatible with maintaining the independence of PwC as our independent accountants.

Based upon the Audit Committee's discussion with management and the independent accountants and the Audit Committee's review of the representations of management and the report of the independent accountants to the Audit Committee, the Audit Committee recommended that the Board of Directors include Align's audited consolidated financial statements in Align's Annual Report on Form 10-K for the year ended December 31, 2020 for filing with the SEC.

Respectfully submitted by:
AUDIT COMMITTEE

Greg J. Santora, Chair	Andrea L. Saia
Anne M. Myong	Warren S. Thaler

PROPOSAL THREE
APPROVAL OF THE AMENDMENT TO THE
AMENDED AND RESTATED BYLAWS TO DESIGNATE THE EXCLUSIVE FORUM FOR THE ADJUDICATION
OF CERTAIN LEGAL MATTERS

Our Board has unanimously declared advisable, adopted and recommends that stockholders approve, an amendment to our Amended and Restated Bylaws (the "Amendment") designating the exclusive forums in which certain claims against us may be brought. The Amendment provides (i) the federal district courts of the United States shall serve as the exclusive jurisdiction for any litigation arising under the Securities Act of 1933, as amended (the "Securities Act"), unless we consent to an alternative forum, and (ii) the Court of Chancery in the state of Delaware (or, if and only if the Court of Chancery of the State of Delaware does not have jurisdiction, another State court in Delaware or, if and only if all such State courts do not have jurisdiction, the federal district court for the District of Delaware) will be the exclusive forum for certain actions involving Align unless we consent to an alternative forum. Specifically, the Court of Chancery would be the exclusive forum for (a) derivative actions or proceedings brought on behalf of Align; (b) any action or proceeding asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, stockholder, employee or agent of Align to Align or our stockholders; (c) any action or proceeding asserting a claim arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the Delaware General Corporation Law ("DGCL"), our Certificate of Incorporation or Bylaws (as each may be amended from time to time) (the "Incorporation Documents") (d) any action or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; (e) any action to interpret, apply, enforce or determine the validity of the Incorporation Documents; or (f) any action or proceeding asserting a claim governed by the internal affairs doctrine. The Amendment also clarifies that the provision does not affect suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any other claim for which the federal courts have exclusive jurisdiction. The description of the Amendment is qualified in its entirety by the full text of the amendment attached to this Proxy Statement as Appendix A.

As more fully described in this Proposal Three, we believe that the Amendment will reduce the risk that we could become subject to duplicative litigation in multiple forums, as well as the risk that the outcome of cases in multiple forums could be inconsistent, even though each forum purports to follow Delaware law or federal securities law. Any of these outcomes could expose us to increased expenses or losses.

Reasons for the Proposal

By designating the forums in which certain claims can be brought, we intend to promote the efficient resolution of such claims and avoid duplicative lawsuits being brought in multiple jurisdictions. Since 2018, we have been subject to seven purported stockholder derivative actions in the state and district courts of California and in the district court in New York. While the New York action was eventually transferred to the California district court, these actions demonstrate that we have experienced the litigation of similar or identical claims in multiple jurisdictions, as well as the substantial cost and management distraction related to their defense. In addition, while we have always been a Delaware corporation, we recently moved our headquarters from California to Arizona. In light of the fact that we are no longer headquartered in California, the Board believes that it is prudent to adopt the Amendment to protect us and our stockholders from the potential for future harm from costs associated with the tendency of the plaintiffs' bar to file claims in multiple jurisdictions and in jurisdictions or venues the plaintiffs' bar may deem more convenient or view as more favorable for them rather than consistent and predictable for us and our stockholders overall.

Further, the ability for plaintiffs to litigate claims governed by Delaware law in state courts outside the State of Delaware may mean that claims are brought in jurisdictions which do not apply Delaware law in the same manner as the Court of Chancery of the State of Delaware. Even if such jurisdictions sought to apply Delaware law in a manner consistent with the courts of the State of Delaware, the outcomes of those cases and cases brought in other forums could be inconsistent with each other and with the manner in which the Delaware courts would decide such cases. In addition, the Board considered the fact that the Delaware courts are widely regarded as the leading courts for the determination of corporate law disputes in terms of precedent, experience and focus. The specialized Delaware Court of Chancery's considerable expertise has led to the development of a substantial and influential body of case law interpreting the DGCL. We expect this will provide us and our stockholders with more consistency and predictability regarding the outcome of corporate disputes, which can minimize the time, cost and uncertainty of litigation for all parties.

Further, the Board believes that designating the federal district courts of the United States as the exclusive forum for claims brought under the Securities Act promotes many of the same benefits to us and our stockholders as discussed above.

In reaching its conclusion to recommend that stockholders approve the Amendment, the Board considered that the exclusive forum provisions contemplated by the Amendment may in some instances impose additional litigation costs on plaintiffs in pursuing certain claims, particularly if a plaintiff does not reside in or near the State of Delaware. The Board also weighed the possibility that an exclusive forum provision may limit a plaintiff's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which such plaintiffs may claim limits their ability to enforce certain rights. The Board believes that the benefits of the Amendment to us and our stockholders far outweigh these potential drawbacks.

Further, some plaintiffs might prefer to litigate claims under the Securities Act in a state court because it may be more convenient or viewed as being more favorable to them, or for other reasons. Again, the Board believes that the substantial benefits to us and our stockholders as a whole from designating the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act outweigh these concerns.

While the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions requiring claims under the Securities Act be brought in federal court are "facially valid" under the DGCL, there is uncertainty as to whether courts in other jurisdictions will enforce provisions such as those contemplated in the Amendment, including whether a court would enforce the provision requiring claims arising under the Securities Act to be brought in the federal district courts of the United States. If the exclusive forum provision contemplated by the Amendment is found to be unenforceable in a particular action, we may incur additional costs associated with resolving such an action or the validity of the exclusive forum provision on appeal. Conversely, the provision contemplated by the Amendment might impose additional litigation costs on stockholders who assert that the provision is not enforceable or is invalid. The Delaware courts or federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than to our stockholders.

Vote Required

Approval of the Amendment requires that the holders of at least 66-2/3% of the outstanding shares of our voting stock entitled to vote at the Annual Meeting vote "FOR" this Proposal Three. An abstention vote or a broker non-vote will have the same effect as an "Against" vote in this Proposal Three.

OUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO OUR AMENDED AND RESTATED BYLAWS TO DESIGNATE THE EXCLUSIVE FORUM FOR THE ADJUDICATION OF CERTAIN LEGAL MATTERS

PROPOSAL FOUR
APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE
ALIGN TECHNOLOGY, INC. 2010 EMPLOYEE STOCK PURCHASE PLAN

The stockholders are being asked to approve an amendment and restatement of our 2010 Employee Stock Purchase Plan (the "ESPP"). The amendment and restatement of the ESPP is being submitted for the approval of our stockholders in order to increase the number of shares of our common stock available for issuance under the ESPP by 2,000,000 shares, from 2,400,000 shares to 4,400,000 shares. As of March 31, 2021, 253,444 shares of the original 2,400,000 share pool remain available for issuance under the ESPP. If the amendment and restatement of the ESPP is approved by our stockholders, the additional 2,000,000 shares would increase the total number of shares remaining available for future issuance under the ESPP to approximately 2,253,444 shares.

The amendment and restatement of the ESPP was approved by the Board on March 24, 2021, and will not be effective unless and until it is approved by our stockholders. If our stockholders do not approve the amendment and restatement of the ESPP, the amendment and restatement will not take effect, but we may continue to grant rights to purchase shares under the ESPP in accordance with the current terms and conditions of the ESPP. The Board has determined that it is in the best interests of us and our stockholders that the amendment and restatement of the ESPP be approved and is asking our stockholders for their approval of the amendment and restatement of the ESPP.

Summary of the Amendment and Restatement of the ESPP

The following is a summary of the principal features of the ESPP, as amended and restated, and its operation. The summary is qualified in its entirety by reference to the ESPP, as amended and restated, as set forth in Appendix B.

General. The ESPP was originally adopted by the Board in March 2010 and approved by our stockholders on May 20, 2010. The amended and restated ESPP was approved by the Board on March 24, 2021 and will not be effective unless and until approved by our stockholders. The purpose of the ESPP is to provide a means by which our employees and those of our designated subsidiaries may be given an opportunity to purchase our common stock.

Shares Available for Issuance. If our stockholders approve this proposal, a total of 4,400,000 shares will be reserved for issuance under the ESPP. We expect that the number of shares reserved for issuance under the ESPP will last for approximately 11 years.

Components. The ESPP includes two components. One component of the ESPP (the "423 Component") is intended to qualify as an "employee stock purchase plan" under Code Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"). The second component of the ESPP is not intended to qualify as an "employee stock purchase plan" under Code Section 423 (the "Non-423 Component"). The options granted under the Non-423 Component are granted pursuant to rules, procedures or sub-plans adopted by the Board designed to achieve tax, securities laws or other objectives for eligible employees and us.

Administration. The ESPP will be administered by the Board or a committee of the Board (in either case, the "Administrator"). The Administrator has full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, to designate separate offerings under the ESPP, to determine eligibility, to adjudicate all disputed claims filed under the ESPP and to establish such procedures it deems necessary for the administration of the ESPP. Subject to the provisions of the ESPP, every finding, decision, and determination made by the Administrator will, to the full extent permitted by law, be final and binding upon all parties.

Eligibility. Unless the Administrator provides otherwise (consistent with the terms of the ESPP and, where applicable, Code Section 423), our employees and those of our designated subsidiaries whose customary employment is at least 20 hours per week and more than 5 months in a calendar year are eligible to participate in the ESPP; except that for the 423 Component, no employee will be granted an option under the ESPP (i) to the extent that, immediately after the grant, such employee would own 5% or more of the total combined voting power of all classes of our capital stock or the capital stock of any Align parent or subsidiary, or (ii) to the extent that her or his rights to purchase stock under all of our employee stock purchase plans accrues at a rate which exceeds $25,000 worth of stock (determined at the fair market value of the shares at the time such option is granted) for each calendar year in which such rights are outstanding at any time, as determined in accordance with Code Section 423 and the regulations thereunder. For purposes of the Non-423 Component, any employee (or group of employees) may be excluded from participation in the ESPP or an offering under the ESPP if the Administrator determines, in its sole discretion, that participation of such employee is not advisable or practicable for any reason. As of March 31, 2021, approximately 2,300 employees were eligible to participate in the ESPP.

Subject to the limits set forth in the previous paragraph, the maximum aggregate number of shares available that any participant may purchase under a purchase period will be 2,500 shares and the maximum number of shares that may be purchased during each purchase period by all participants under the ESPP will be 400,000 shares.

Offerings

The ESPP is implemented by offerings of rights to eligible employees. Each offering will be in such form and will contain such terms and conditions as the Administrator deems appropriate, which, for the 423 Component, will comply with Code Section 423(b) and all employees granted rights under an offering will have the same rights and privileges. The provisions of separate offerings need not be identical. The ESPP generally has a series of consecutive, overlapping 24 month offering periods, with each offering period consisting of 4 six-month purchase periods commencing generally on February 1 and August 1 of each year. The Non-423 Component will be implemented by a series of six-month offering periods with a new offering period commencing generally on February 1 and August 1 of each year. The first day of any offering is referred to as the "offering date."

An eligible employee may become a participant in the ESPP by delivering an enrollment agreement to our stock administration office (or its designee), on or before a date determined by the Administrator prior to the offering date or by following an electronic or other enrollment procedure determined by the Administrator. An enrollment agreement will authorize participant contributions, generally in the form of payroll deductions unless otherwise determined by the Administrator, which may not be less than 1% or exceed 15% of a participant's compensation (as defined in the ESPP) during the offering. Generally during an offering, a participant may change the rate of her or his participation level, except that a participant may only make one change to her or his participation level during each purchase period. Additionally, any increase in the rate of a participant's participation level will apply only to future purchase periods under the ESPP.

On the offering date, each participant is granted a right to purchase shares. An offering includes purchase periods of approximately six months in duration. The right expires at the end of the offering, or potentially earlier in connection with an employee's termination (described below), but is exercised on generally the last day on which our common stock is actively traded during the purchase period (the "purchase date"). If the fair market value of our common stock on any purchase date is lower than the fair market value of our common stock on the offering date, then all participants in the offering period automatically will be withdrawn from such offering period immediately after exercise of their option on such purchase date and automatically re-enrolled in the immediately following offering period on the first day thereof.

Purchase Price. Unless and until the Administrator determines otherwise, the purchase price for shares is the lesser of: (a) 85% of the fair market value of our common stock on the offering date, or (b) 85% of the fair market value of our common stock on the purchase date.

Payment of Purchase Price; Contributions. On each purchase date, each participant's accumulated payroll deductions (or other contributions) will be applied to the purchase of whole shares of our common stock, up to the maximum number of shares permitted under the ESPP and a given purchase period. Currently, a participant may make contributions under the ESPP only by payroll deductions, unless the Administrator, in its sole discretion, permits participants to contribute amounts through cash, check or other specified means set forth in the enrollment agreement prior to each purchase date.

Withdrawal. Generally, a participant may withdraw from an offering by delivering a withdrawal notice to our stock administration office (or its designee) in such form as we provide or following an electronic or other procedure determined by the Administrator. The participant will receive her or his accumulated contributions from the offering promptly after the effective date of her or his withdrawal. Once a participant withdraws from a particular offering, the participant must re-enroll in the ESPP in order to participate in future offerings under the ESPP.

Termination of Employment. Rights granted under the ESPP terminate immediately upon cessation of a participant's employment with us and any of our designated subsidiaries for any reason. Once a participant's employment is terminated, we will distribute to such terminated employee all her or his accumulated contributions under the offering generally without interest.

Adjustments upon Changes in Capitalization, Dissolution or Liquidation, or Change of Control

Changes in Capitalization. In the event that any dividend or other distribution (whether in the form of cash, common stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of common stock or other of our securities, or other change in our corporate structure affecting the common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the ESPP, then the Administrator will adjust the number and class of common stock which may be delivered under the ESPP, the purchase price per share and the number of shares of common stock covered by each option under the ESPP which has not yet been exercised, the maximum number of shares a participant can purchase during a purchase period and the maximum number of shares that can be purchased during a purchase period by all participants under the ESPP.

Dissolution or Liquidation. In the event of dissolution or liquidation, the offering period will be shortened by setting a new purchase date and will terminate immediately prior to the completion of the dissolution or liquidation, unless provided otherwise by the Administrator. The new purchase date will be prior to the dissolution or liquidation. If the Administrator shortens any offering periods then in progress, the Administrator will notify each participant in writing or electronically, at least ten business days prior to the new purchase date, that the purchase date has been changed to the new purchase date and that the right will be exercised automatically on the new purchase date, unless the participant has already withdrawn from the offering.

Merger or Change of Control. In the event of a merger or Change in Control (as defined in the ESPP), then the surviving corporation or its parent or subsidiary may assume outstanding rights under the ESPP or substitute similar rights. If no surviving corporation assumes outstanding rights or substitutes similar rights, the Administrator will shorten the offering with respect to which such right relates by setting a new purchase date on which such offering will end. The new purchase date will be prior to the transaction. If the Administrator shortens any offering periods then in progress, the Administrator will notify each participant in writing or electronically prior to the date of the merger or Change in Control, that the purchase date has been changed to the new purchase date and that the right will be exercised automatically on the new purchase date, unless the participant has already withdrawn from the offering.

Amendment and Termination of the ESPP. The Administrator may, at any time and for any reason, amend, suspend or terminate the ESPP or any part of the ESPP. If the ESPP is terminated, the Administrator may elect to terminate all outstanding offering periods either immediately or upon completion of the purchase of shares on the next purchase date (which may be sooner than originally scheduled, if determined by the Administrator), or may elect to permit offering periods to expire in accordance with their terms (and subject to any adjustments described above). If an offering period is terminated prior to expiration, all amounts credited to a participant's account that were not used to purchase shares will be returned to the participant (without interest) as soon as administratively practicable. Without stockholder consent and without limiting the foregoing, the Administrator is entitled to change the offering periods, designate separate offerings, limit the frequency and/or number of changes in the amount withheld during an offering period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a participant in order to adjust for delays or mistakes in our processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of shares for each participant correspond with contribution amounts, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable which are consistent with the ESPP. If the Administrator determines that the ongoing operation of the ESPP may result in unfavorable financial accounting consequences, the Administrator may modify, amend or terminate the ESPP to reduce or eliminate such accounting consequence.

Participation in Plan Benefits

Participation in the ESPP is voluntary and is dependent on each eligible employee's election to participate and her or his determination as to the level of payroll deductions or other contributions. Accordingly, future purchases under the ESPP are not determinable. Non-employee directors are not eligible to participate in the ESPP. As of March 31, 2021, the closing price of our common stock was $541.53 per share.

Certain U.S. Federal Income Tax Information

The 423 Component of the ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the ESPP are sold or otherwise disposed of. Upon sale or other disposition of the shares, the participant generally will be subject to tax in an amount that depends upon the holding period. If the shares are sold or otherwise disposed of more than two years from the first day of the applicable offering and one year from the applicable date of purchase, the participant will recognize ordinary income measured as the lesser of (a) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price, or (b) the excess of the fair market value of a share on the offering date that the right was granted over the purchase price for the right. Any additional gain will be treated as long-term capital gain. If the shares are sold or otherwise disposed of before the expiration of these holding periods, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares have been held from the date of purchase. The Company generally is not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income recognized by participants upon a sale or disposition of shares prior to the expiration of the holding periods described above.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND US UNDER THE ESPP. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF A PARTICIPANT'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR NON-U.S. JURISDICTION IN WHICH THE PARTICIPANT MAY RESIDE.

Vote Required; Recommendation of Board of Directors

The affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote is required to approve the amendment and restatement of the ESPP. An abstention vote will have the same effect as an "Against" vote in this Proposal Four.

OUR BOARD HAS UNANIMOUSLY APPROVED THIS PROPOSAL FOUR AND RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE AMENDMENT AND RESTATEMENT OF OUR 2010 EMPLOYEE STOCK PURCHASE PLAN

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2020 about our common stock that may be issued upon the exercise of options and rights granted to employees, consultants or members of our Board under all existing equity compensation plans, including the 2005 Incentive Plan and the 2010 Employee Stock Purchase Plan, each as amended, and certain individual arrangements.

Plan Category	Number of securities to be issued upon exercise of outstanding options, RSUs and MSUs (a)	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)
Equity compensation plans approved by security holders	859,149 [1]	$ —	4,950,369 [2][3]
Equity compensation plans not approved by security holders			
Total	859,149	$ —	4,950,369

[1]   Includes 631,905 restricted stock units, including 227,244 market-performance based restricted stock units at target, which have an exercise price of zero.

[2]   Includes 325,665 shares available for issuance under our ESPP. We are unable to ascertain with specificity the number of securities to be issued upon exercise of outstanding rights or the weighted average exercise price of outstanding rights under the ESPP.

[3]   Our 2005 Incentive Plan, as amended, provides for the granting of incentive stock options, non-statutory stock options, restricted stock units, market stock units, stock appreciation rights, performance units and performance shares to employees, non-employee directors, and consultants. Shares granted on or after May 16, 2013 as an award of restricted stock, restricted stock unit, market stock units, performance share or performance unit ("full value awards") are counted against the authorized share reserve as one and nine-tenths (1 9/10) shares for every one share subject to the award, and any shares canceled that were counted as one and nine-tenths (1 9/10) against the plan reserve will be returned at the same ratio. Full value awards granted prior to May 16, 2013 were counted against the authorized share reserve as one and one half (1 1/2) share for every one share subject to the award, and any shares canceled that were counted as one and one half against the plan reserve will be returned at this same ratio. As of December 31, 2020, we have a total of 27,783,379 shares authorized and reserved, of which 5,313,294 shares are available for issuance which excludes 688,590 of potentially issuable MSUs if performance targets are achieved at maximum payout.

PROPOSAL FIVE
ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

The Board believes that an annual advisory vote to approve the compensation of our named executive officers allows our stockholders to provide us with their direct input on our compensation philosophy, policies and practices as disclosed in the proxy statement every year, and is consistent with our policy of seeking input from, and engaging in discussions with, our stockholders on these matters. Accordingly, this year, we are again requesting that you approve, on an advisory basis, the compensation of our named executive officers disclosed in the "*Compensation Discussion and Analysis,*" the Summary Compensation table and the related compensation tables, notes and narrative in this proxy statement. Our compensation program is designed to motivate and reward exceptional performance in a straight-forward and effective way, while also recognizing the success of our business. We delivered a remarkable second half of 2020 in the midst of an unprecedented global pandemic, achieving numerous financial and operating milestones in the process, including six-month record net revenues of $1.6 billion, representing 24.8% year-over-year growth, with clear aligner net revenues up 24.7% and systems and services net revenues up 25.3% year-over-year. We believe the compensation paid to our NEOs for 2020 appropriately reflects and rewards their contributions to that performance and is aligned with the long-term interests of our stockholders.

We encourage stockholders to read the Compensation Discussion and Analysis, beginning on page 27 of this proxy statement, which describes the details of our executive compensation program and the decisions made by the Compensation Committee in 2020.

Shareholders are being asked to approve the following resolution at the Annual Meeting:

"RESOLVED, that the compensation paid to the named executive officers, as disclosed in this proxy statement pursuant to the SEC's executive compensation disclosure rules, which disclosure includes the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the compensation tables, is hereby approved."

As an advisory vote, this proposal is not binding on Align, the Board, or the Compensation Committee. However, the Compensation Committee and the Board value the opinions expressed by stockholders in their votes on this proposal and will consider the outcome of the vote when making future compensation decisions regarding named executive officers. It is expected that the next say-on-pay vote will occur at the 2022 annual meeting of stockholders.

You may vote "FOR", "AGAINST," or "ABSTAIN" from voting on this matter.

OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section explains how we compensate our named executive officers (each, a "NEO" and collectively, the "NEOs,") although much of the discussion also applies to all our senior management whose titles are senior vice president and above. Our NEOs for fiscal year 2020 include our CEO, CFO and three other most highly compensated members of senior management. They are:

- Joseph M. Hogan, our President and CEO
- John F. Morici, our CFO and Senior Vice President, Global Finance
- Simon Beard, our Senior Vice President and Managing Director, Americas
- Julie Tay, our Senior Vice President and Managing Director, Asia Pacific
- Raj Pudipeddi, our Senior Vice President and Chief Product, Innovation & Marketing Officer

Executive Summary

2020 Executive Compensation	The 2020 executive compensation program was designed to build upon our outstanding 2019 business and financial performance.
	Our executive compensation program emphasizes performance-based pay:
	92% of our CEO's total-target annual compensation was subject to annual performance goals or tied to the value of our common stock.
	84% of our other NEO's total-target annual compensation, on average, was subject to annual performance goals or tied to the value of our common stock.
	Based on strong performance following significant second quarter COVID-19 pandemic-related sales and business disruptions, we rebounded to achieve a weighted average of 361.5% of our revised financial targets resulting in our NEOs receiving annual incentive payments (bonuses) of 120% of their second half of 2020 target award opportunities.
Strong Compensation Pay Practices	Core governance principles and practices are employed to align the compensation of senior management with stockholder interests.
	There were no changes to our Long-Term Incentive compensation program in 2020.
	After a mid-year reassessment, we made responsible adjustments to our existing Annual Cash Incentive Plan to focus management efforts on a strong second half of 2020 recovery by resetting performance metrics and reducing the maximum potential bonus opportunity by 50%.
	We continue to carefully manage equity burn rates with our overall equity-based burn rate for 2020 at 0.5% and our adjusted gross burn rate at 1.2%.
Strong Company Performance	Our stock price increased 91.5% in 2020 as we outperformed both the NASDAQ Composite and S&P 500 Index. Our three-year total stockholder return ("TSR") of 140.5% far exceeds the NASDAQ Composite Index three-year TSR of 86.7% and the S&P 500 Index three-year "TSR" of 40.5%.
	Second half 2020 net revenues were a record $1.569 billion, a 24.8% increase over the same six month period in 2019.
	We shipped a record 1.1 million Invisalign cases in the second half of 2020, an increase of 33.2% compared to the same period in 2019.
	Second half 2020 operating income was $390.3 million, up 40.2% compared to the same period in 2019, and 24.9% of second half 2020 net revenues.
	Our cash and cash equivalents as of December 31, 2020 was $960.8 million which was primarily driven by strong cash flow from operations of $662.2 million.

2020 Business Highlights

2020 was dominated by the COVID-19 pandemic and its unprecedented disruptions to our business and employees as well as the businesses and lives of our customers, their patients and our suppliers. In response, we reevaluated priorities, adapted to new ways of doing business and developed new strategies and plans quickly and revised them frequently as conditions evolved. Throughout, our senior management remained steadfast to our objectives, focusing on the health and safety of our employees, our customers and their patients, operational execution and continued progress toward our four principal pillars of growth: (i) International expansion; (ii) GP adoption; (iii) Patient demand & conversion; and (iv) Orthodontic utilization.

Align continued to set new records in the second half of 2020, ending the year strong with net revenues of $734.1 million and $834.5 million, in the third and fourth quarters of 2020, respectively, both new quarterly records following a second quarter year-over-year decline of 41.3%. Overall, we ended the year with $2.5 billion in net revenues, up 2.7% compared to 2019 and we served our 9 million[th] Invisalign clear aligner patient. Growth in the second half of 2020 was markedly more pronounced. We shipped 1.1 million Invisalign clear aligner cases, increasing worldwide Invisalign clear aligner volume by 33.2% compared to the same six month period in the prior year. In the fourth quarter of 2020 alone, we shipped Invisalign clear aligners to a record 77,000 doctors globally, 7,300 of which were first time customers and we trained 6,400 new doctors on the use of our products. Invisalign case submissions from iTero and other digital scanners increased to 84.0% in the Americas and 73.7% internationally by the fourth quarter of 2020, up from 79.5% and 64.7%, respectively in the fourth quarter of 2019.

While we did not meet the original annual performance goals established at the beginning of 2020 due to the COVID-19 pandemic, the Compensation Committee believes our second half recovery was directly attributable to senior management's role in response to the pandemic and their dedication to strong operational execution. Our second half 2020 financial highlights compared to the same period in 2019 and our three-year total stockholder return are illustrated in the graph below.



Our senior management continued to demonstrate solid execution against our strategic growth drivers. In addition to the highlights mentioned above, in 2020 we:

- *exocad Acquisition.* Closed the $420.8 million second quarter cash acquisition of exocad Global Holdings GmbH, a German dental CAD/CAM software company that offers fully integrated workflows to dental labs and practices with expertise in restorative dentistry, implantology, guided surgery, and smile design to strengthen our digital platform and extend our digital dental solutions towards fully interdisciplinary end-to-end workflows

- *Virtual Solutions.* Launched Invisalign Virtual Appointment and Invisalign Virtual Care, two continuity of care virtual solutions that offer practice and care transformation to doctors by enabling a range of remote practice services for their patients such as video appointments and care and treatment progress reviews and communications

- *Software Launches.* Launched ClinCheck 6.0 Pro Software, the latest release of our proprietary 3D treatment planning software showing the planned tooth movements throughout a patient's Invisalign treatment, making it more broadly available to doctors on multiple devices at any time via the cloud. ClinCheck Pro 6.0 software also includes the ClinCheck "In-Face" Visualization tool, enhancing the digital treatment planning experience for doctors and their patients

- *Clear Aligner Innovations.* Introduced Invisalign G8 with SmartForce Aligner Activation; a clear aligner biomechanical innovation that allows doctors to more predictably treat crowding, crossbite and deep bite cases

- *Advanced Scanning Technologies.* Announced U.S. FDA 510(K) clearance of the iTero Element 5D Imaging System, the first integrated dental imaging system that simultaneously records 3D, intraoral color and near-infrared ("NIRI") imaging and enables comparison over time using the iTero TimeLapse technology. NIRI technology aids in detection and monitoring of interproximal caries lesions above the gingiva without using harmful radiation and provides a new comprehensive approach to clinical applications, workflows and user experience

- Trained 21,100 new Invisalign doctors, 9,075 in the Americas and 12,025 internationally

- Increased Invisalign total utilization rates to 16.1 cases per doctor compared to 15.9 in 2019

Alignment of Compensation with Performance

Before the COVID-19 pandemic began, our Compensation Committee believed the foundation and refinements made in recent years to our senior management compensation program were instrumental in helping us accomplish difficult strategic growth drivers quickly. The Compensation Committee believed the design and implementation of the compensation program materially contributed to our strong financial performances most recently in 2019 leading to significant increases in stockholder value. After the massive disruptions to our business and the businesses of our customers in the second quarter of 2020, the Compensation Committee chose to fine-tune the program in lieu of making drastic changes. The Compensation Committee believes these adjustments provided additional motivation that helped to drive our second half performance. Please see the discussion below under "*Impact of the COVID-19 Pandemic on the 2020 Annual Cash Incentive Plan*" for a further discussion of the mid-year adjustments to our 2020 Annual Cash Incentive Plan ("Bonus Plan") performance goals portion of the compensation program.

With the foundation of the compensation program having been in effect for several years:

- *We have created long-term, sustained value for our stockholders.* Our three-year TSR is 140.5% compared with the three-year NASDAQ Composite Index TSR and S&P 500 TSR of 86.7% and 40.5%, respectively.
- *We continue to emphasize performance-based pay.* Our compensation program is designed to pay more when our financial and strategic performance is robust and less when it is not, providing built-in flexibility in the management of our operating expenses and enabling us to preserve and alter strategic programs when economic conditions are unfavorable or warrant adjustments. A significant portion of the compensation of senior management is variable and tied to the success of our business and the individual performance of each member of senior management. Consistent with this pay-for-performance orientation, we believe that annual cash incentive (bonus) awards and long-term equity compensation should together represent the most significant portion of total target direct compensation. As a result, a larger portion of senior management's total target compensation is at risk relative to that of our employees generally. We believe this is appropriate because the members of senior management bear the greatest responsibility for our results and can exert the greatest influence on our performance. As illustrated by the chart below, in fiscal 2020, approximately 92% of our CEO's total target direct compensation was completely "at-risk" based on our performance against measurable performance objectives.


CEO 2020 TARGET TOTAL DIRECT COMPENSATION MIX
Time-Based Compensation, 28%
8%
12%
20%
60%
Performance-Based Compensation, 72%
Base as a % of TTD
Target Annual Cash Incentive as a % of TTD
Time-Based RSUs as a % of TTD
Performanced-Based MSUs as a % of TTD

- *Annual cash incentive awards reflected strong second half 2020 Corporate performance.* The Compensation Committee seeks to motivate senior management to continuously improve our financial performance and achieve strategic objectives through a cash incentive (bonus) plan that rewards higher performance with increased incentive opportunities. This provides us with a variable expense structure, reducing our compensation costs in challenging times and rewarding achievements when business conditions and results warrant. Based on our strong financial results in the second half of 2020, we achieved a weighted average of 361.5% of our revised second half financial targets. As a result, the 2020 annual incentive payments to our NEOs were 120% of their second half 2020 target award opportunity. Please see the discussion below under "*Impact of the COVID-19 Pandemic on the 2020 Annual Cash Incentive Plan*" for a further discussion of the mid-year adjustments to the 2020 Bonus Plan.

- *Equity awards are tied to the value of our common stock.* Value received under our annual equity awards varies based on our stock price performance. In particular, payouts of the market stock units ("MSUs") awarded to senior management vary based on the relative performance of our stock compared to the NASDAQ Composite Index. MSUs granted in 2020 are earned based on our relative stockholder return over a three-year performance period, with 100% of the earned shares vesting at the end of three years. For MSUs granted in February 2017 that vested in February 2020, our stock outperformed the NASDAQ Composite Index by approximately 121.2% during the applicable performance period. As a result, our NEOs who were granted MSUs in February 2017 earned a maximum payout of 200% of their February 2017 target awards.

Compensation Policies and Practices

In designing our compensation program, we adhere to compensation governance best practices, including the following:

- *Compensation Committee Composed Solely of Independent Directors.* Our Compensation Committee is composed solely of independent directors and it directly retains an independent compensation consultant.
- *Annual Say-on-Pay Votes.* We submit annual compensation proposals ("say-on-pay") to stockholders for advisory votes, and the Compensation Committee considers the outcome of the votes in making future compensation decisions.
- *Stock Ownership Guidelines.* We maintain meaningful stock ownership guidelines for senior management and non-employee directors as a matter of good corporate governance and to demonstrate that the interests of senior management and non-employee directors are consistent with those of our stockholders. In 2020, our stock ownership guidelines for each member of senior management other than our CEO were 3.0x their annual base salaries. Ownership guidelines for our CEO were 6.0x his annual base salary. The stock ownership guidelines for our non-employee directors call for each non-employee director to own shares having $400,000 in market value.
- *No "single-trigger" on Cash Compensation.* All of our post-employment cash compensation arrangements in the event of a change in control are "double-trigger" arrangements requiring both a change in control of Align and a qualifying termination of employment before any cash payments are paid. In addition, the employment agreements entered into by our CEO, CFO as well as others who join or are promoted to a senior management role after September 2016 provide that such individuals will only receive accelerated vesting of their stock if they are terminated without cause or for convenience within 18 months of a change of control (double trigger).
- *Annual Compensation-Related Risk Assessment.* Our compensation policies are structured to discourage inappropriate risk-taking. There are no guarantees that bonuses will be paid under our annual cash bonus incentive program and in 2020 awards were capped at 240% of target (revised mid-year to 120%) in part to discourage excessive risk taking. The Compensation Risk Assessment located above in this proxy statement describes the Compensation Committee's assessment that the risks arising from our company-wide compensation programs are reasonable, in the best interest of our stockholders, and unlikely to have a material adverse effect on us.
- *No Hedging or Pledging of Our Stock.* Employees may not directly or indirectly engage in transactions intended to hedge or offset the market value of our common stock they own. In addition, our Insider Trading Policy further prohibits employees from directly or indirectly pledging our common stock as collateral for any obligation.
- *Carefully Manage Equity Burn Rates.* We are committed to carefully managing the dilutive impact of equity compensation awards. Management and the Compensation Committee regularly evaluate share utilization levels by reviewing the dilutive impact of stock compensation. For fiscal 2020, our overall equity-award-based gross burn rate and adjusted gross burn rate were 0.5% and 1.2%, respectively. Gross burn rate is defined as the number of equity awards granted in the year divided by shares outstanding. Adjusted gross burn rate includes a premium applied to full-value shares (e.g., RSUs and MSUs) of 2.5:1. We do not reprice, buyout or exchange underwater stock options and there is no liberal counting or recycling of shares.

2020 STOCKHOLDER SAY-ON-PAY VOTE

At our Annual Meeting of Stockholders in May 2020 ("2020 Meeting"), our stockholders were asked to cast a non-binding advisory vote ("say-on-pay") to approve the compensation for our 2019 fiscal year named executive officers ("2019 NEOs"). At the 2020 Meeting, approximately 89% of the votes cast by our stockholders were in support of our "say-on-pay" proposal. Based on the results of this vote and our shareholder outreach, the Compensation Committee believes our stockholders strongly support our approach to NEO and senior management compensation.

STOCKHOLDER OUTREACH AND ENGAGEMENT

Recognizing that stockholders are the owners of Align, we maintain outreach programs that are open dialogues in which we actively encourage and welcome feedback from stockholders regarding all aspects of our business, including the outreach program itself. Our engagement is year round and can include members of our Board and various members of senior management, including our CEO, CFO, and other organizational leaders from select internal organizations depending on the circumstances, including Legal, Human Resources, Operations, Sales and Marketing, Product Development and Investor Relations. In return, we use every element of the program to provide stockholders with honest, candid information on the most pressing and relevant issues we face, sharing the rationale for our corporate strategy and the impact of Board oversight in key areas.

In 2020, we were forced to adapt our engagement strategy as a result of travel and gathering restrictions relating to the COVID-19 pandemic. Nevertheless, during the year we reached out to stockholders representing more than 71% of our shares outstanding and were successful speaking with stockholders representing over 23% of our shareholders. In addition to virtually attending numerous investment analyst-sponsored industry conferences, we hosted a webcast Investor Day in November which drew more than 600 viewers from around the globe.

Input from stockholders, analysts and customers is shared internally, including with our Board, to be used in future strategic, operational, compensation and governance decisions, as appropriate. The feedback from stockholders with whom we spoke in 2020 was universally positive. Once again, they appreciated the opportunity (through our outreach) to furnish input on compensation, governance and related matters of importance to them. Common themes expressed by the stockholders were gratitude for management's candor regarding the impacts of the pandemic and our efforts to help our employees, customers and suppliers stay safe while mitigating and thereafter recovering from the significant business impacts of shutdowns and closures. Additional topics raised during our outreach included board and CEO succession planning and disclosure of environmental, social and governance ("ESG") related matters. Finally, stockholders expressed general satisfaction with the 2019 senior management compensation program; making limited suggestions on ways to better measure long-term overall corporate performance.

Meaningful Compensation and Governance Changes in Response to Stockholder Feedback

In response to the feedback from our stockholders in recent years, the Board and Compensation Committee have overseen expanded disclosures on our website and in our securities filings including, most recently, our Annual Report on Form 10-K filed with the SEC on February 26, 2021, and in this proxy statement, adopted new policies and practices designed to increase transparency and respond to all areas of significant stockholder feedback, and have commenced efforts to implement additional stockholder suggestions in the future.

Compensation Related Matters	
What We Have Heard From Stockholders	**How We Have Responded**
Stockholders prefer that the Compensation Committee avoid large one-time equity awards, regardless of the size, design or purpose of the awards.	The Compensation Committee committed to avoid large future one-time equity awards similar to the award granted to our CEO in 2018 except under extraordinary circumstances and only following stockholder outreach.
Increase proxy transparency with respect to the performance elements and goal setting of the annual compensation program.	We continue to expand discussion of the setting and determination of performance targets for the annual compensation program, including with regard to MSUs and, in 2020, the mid-year reassessment of our annual cash incentive plan, both of which are entirely performance-based.

Non-Compensation Related Matters	
What We Have Heard From Stockholders	**How We Have Responded**
Stockholders recommended we increase stockholder outreach and routinely work to build proactive relationships with stockholders throughout the year.	We expanded our outreach program with more virtual meetings and an in-depth Investor Day with presentations from most members of senior management regarding the current state of our business and future expectations.
Stockholders requested interest in additional disclosures regarding our ESG policies and practices.	We continue to expand our ESG disclosures on our website and within this proxy statement. In 2020, we created a Corporate Social Responsibility ("CSR") organization, appointed a full-time dedicated Senior Director of CSR (later promoted to Vice President), established a CSR Committee, and established the pillars of our comprehensive CSR program philosophy.
Stockholders discussed Board governance topics including the following: • Board Tenure & Board Succession • CEO Succession Planning Disclosure	We have addressed these concerns as follows: • We engaged a third-party consultant to assist in the design and implementation of a Board succession program. • The Nominating and Governance Committee has enhanced our director onboarding and continuing education programs to support our existing directors and to facilitate future directors. • Each December, the Board conducts an executive succession planning summary with the assistance and input of management, where appropriate, including with regard to all Senior Vice Presidents and the CEO. • Our Board and Nominating and Governance Committee are actively engaged with a third-party consultant designing and implementing a succession program for our senior management team.

Executive Compensation Philosophy and Core Objectives

The objective of our senior management compensation program is to encourage our corporate leaders to achieve our financial and strategic objectives; thereby creating value for our stockholders. We remain committed to our longstanding compensation philosophy which incorporates the following principles:

- *Offer competitive compensation*. We seek to provide competitive compensation opportunities to attract, retain and incent superior talent.
- *Reward performance*. A significant portion of the total target compensation of our NEOs is tied to the achievement of financial objectives. We believe this supports our pay-for-performance philosophy by directly and substantially linking rewards to the achievement of measurable financial targets and a shared set of critical strategic priorities. By also rewarding individual performance, we seek to recognize outstanding individual contributions.
- *Link the interests of senior management with those of our stockholders*. A significant portion of total target compensation for our NEOs is tied to the achievement of financial and strategic objectives and is in the form of long-term equity-based compensation. This structure is designed to focus decision-making and behavior on goals that are consistent with our overall strategy.

How We Implement and Manage our Executive Compensation Programs

The table below specifies the responsible parties and their respective roles in determining our NEOs' compensation:

Responsible Party	Roles and Responsibilities
Compensation Committee	Sets our overall compensation philosophy, which the Board reviews and approves
	Reviews and approves our compensation programs; designs and monitors the execution of these programs
	Reviews and approves all cash-based compensation arrangements for senior management (other than our CEO)
	Reviews and recommends to our Board all cash-based compensation arrangements for our CEO
	No member of the Compensation Committee is a former or current officer of Align or any of its subsidiaries. No member of senior management serves as a member of the Board or Compensation Committee of any entity that has one or more members of senior management serving on our Board or Compensation Committee
Consultant to the Compensation Committee *(Compensia, Inc. an independent executive compensation consulting firm retained directly by the Compensation Committee to assist it in performing its responsibilities.)*	Compensia attends meetings of the Compensation Committee and communicates outside of meetings with its members and management with respect to the design and assessment of compensation packages for senior management. In 2020, Compensia provided the services below on behalf of the Committee:
	Analyzed whether the compensation packages of senior management were consistent with our compensation philosophy and competitive within the market relative to our peer companies
	Assisted in defining the appropriate peer group of comparable companies
	Assisted in the design of our compensation programs for senior management and Board members, including discussing evolving compensation trends
	Reviewed the effectiveness of our compensation programs
	Provided advice on stock ownership guidelines for senior management and directors
	Compiled and provided market data to assist in setting our compensation philosophy, plan parameters and measures
	Conducted a comprehensive review of Board compensation and provided recommendations to the Compensation Committee and the Board regarding director pay structure
	Provided updates on NASDAQ listing standards, Say-on-Pay results, and regulatory developments
	In addition, the Compensation Committee conducted a formal review of Compensia's independence and is satisfied with the qualifications, performance and independence of Compensia. Compensia performed no other work for Align
Senior Management *(Assisted by Company Staff)*	Management's role is to advise the Compensation Committee regarding the alignment and weighting of our performance measures under our annual cash incentive awards with our overall strategy, the impact of the design of our equity incentive awards on our ability to attract, motivate and retain highly talented executives and the competitiveness of our compensation program. Our CEO plays a significant role in setting the compensation for other NEOs. The CEO conducts performance reviews for the other NEOs and makes recommendations to the Compensation Committee with respect to the other NEOs' compensation. The Compensation Committee has the discretion to accept, reject, or modify the CEO's recommendations. The CEO leaves the meetings during discussions and deliberations of individual compensation actions affecting him personally. Ultimately all decisions regarding senior management compensation are made by the Compensation Committee or in the case of our CEO's cash compensation, the full Board upon the recommendation of the Compensation Committee.

How We Determine Compensation

Competitive Positioning. Within the overall framework of the objectives and principles discussed above, the Compensation Committee exercises its judgment in making senior management compensation decisions. The Compensation Committee takes into consideration the unique roles played by each member of senior management and seeks to individually tailor their compensation to align their pay based on the factors below:

- market comparison data (peer group data and survey data);
- subjective elements, such as:

    ◦ the scope of the individual's role;
    ◦ the individual's:

- experience;
- qualifications;
- skills; and
- performance during the fiscal year (see discussion below on "*Role of Individual Performance*");
  - internal equity; and
  - our operational and financial performance.

After reviewing these various competitive positioning factors (none of which is determinative), the Compensation Committee relies upon the judgment of its members to make appropriate adjustments to the compensation of senior management to meet our corporate objectives.

The Use of Market Comparison Data. In connection with the Compensation Committee's continuing assessment of the competitiveness of senior management's pay levels and practices relative to its peers, the Compensation Committee considers compensation data gathered from: (i) a selected peer group of companies, and (ii) published surveys with data from a broader mix of technology and life science companies.

Peer Group

The Compensation Committee reviews our peer group at least annually and makes adjustments to its composition, taking into account changes in both our business and the businesses of the companies in the peer group. For compensation decisions applicable to fiscal year 2020, the Compensation Committee, with the assistance of Compensia, reviewed and approved a peer group that consists entirely of medical device and technology product companies, which are the industries from which we primarily recruit executive talent. The peer group was chosen based on the following selection criteria:

- *Industry*-medical device companies and medical technology companies, which are the industries from which we primarily recruit executive talent;
- *Market Capitalization*-companies with a market capitalization between approximately $5.9 billion and $94.8 billion based upon the companies' trading ranges at the time of selection which approximated 0.25 to 4.0 times our market capitalization at that time; and
- *Revenue*-companies with revenue between approximately $695.0 million to $6.2 billion based upon the last four quarters of revenue at the time of selection which approximated 0.3 to 3.0 times our rolling four quarters of revenues at that time.

Primarily as a result of our market capitalization growth, the following two companies from our 2019 peer group were removed for 2020 as they no longer met the selection criteria: Globus Medical and Integra LifeSciences Holdings. The Compensation Committee elected to retain the other eighteen medical device companies from the 2019 peer group and added two new companies for 2020, each of which satisfied the primary selection criteria detailed above. At the time of the Compensation Committee's assessment in the third quarter of 2019, we compared to the 2020 peer group as follows:

	Revenue ($B)	Market Capitalization ($B)	Market Capitalization as a Multiple of Revenue
Peer Group 50th Percentile	$2.7	$13.9	6.0x
Align	$2.1	$23.7	11.4x
Percentile Rank	20%	78%	85%

Based on this analysis, the Compensation Committee determined that the following peer group constituted an appropriate comparative reference for determining senior management compensation for fiscal year 2020:

ABIOMED	Intuitive Surgical
Agilent Technologies	Masimo
Bio-Rad Laboratories*	Mettler-Toledo
Bio-Techne	PerkinElmer
Dentsply Sirona	Resmed
DexCom	Teleflex
Edwards Lifesciences	The Cooper Companies
Hologic	Varian Medical Systems
IDEXX Labs	Waters
Illumina	Zimmer Biomet Holdings*

*Indicates new additions to the peer group

Reference Peers

In 2020, the Compensation Committee also considered the compensation data of other companies as reference peers, which are companies identified by management as key business or labor market comparators. The compensation data of these companies was used for informational purposes only and were not used in setting senior management compensation levels because the financial profiles of these companies are outside the peer group development parameters.

Survey Data

When peer data is not available, the Compensation Committee reviews various pay surveys, including the Radford Technology Survey. In addition, the Compensation Committee may review the data separately to understand pay differences, if any, by industry or business segment and to assess whether any changes in pay data from year to year reflect true market trends.

Role of Competitive Data and the Compensation Committee's Discretion

The Compensation Committee uses the following percentiles of peer group and survey data as a reference point for assessing appropriate base salary, target total cash compensation and equity compensation for our executive officers:

Element of Compensation	Target Percentile
Base salary	50th percentile
Target total cash compensation	65th to 75th percentile
Equity compensation	50th to 75th percentile

While we believe that comparisons to market data are useful, the Compensation Committee does not believe it appropriate to establish senior management compensation levels based solely on a comparison to market data. Due to the variations between companies reporting and the roles for which compensation for these companies is ultimately disclosed, directly comparable information is not available from each peer group company with respect to each of our NEOs. In considering market compensation data, the Compensation Committee recognizes that senior management roles at different companies can vary significantly, with different responsibilities and scopes of work, even though they may hold similar titles or nominal positions. The Compensation Committee therefore uses the market data only as a reference point and incorporates flexibility into our compensation programs and in the assessment process to respond to and adjust for the evolving business environment and other subjective elements described in the competitive positioning factors above. After reviewing these various factors, the Compensation Committee relies upon the judgment of its members to adjust senior management compensation below or above these percentile ranges as it deems appropriate.

Role of Company Performance. The Compensation Committee believes that senior management should be rewarded based on their success as a team. Consistent with this belief, the achievement of shared financial and critical strategic goals, which we describe below under *"Annual Cash Incentive Compensation"* is the primary factor in determining the amount of cash incentive payments.

Role of Individual Performance. Although the Compensation Committee believes that the largest portion of the total target compensation of each member of senior management should be based on their success as a team and thus based on achievement of shared financial and critical strategic goals, it also believes that there should be some ability to reward individual contributions. To evaluate individual performance, we set annual individual goals for each member of senior management. These include shared financial and strategic objectives as well as objectives that are directly related to each individual's specific business function. Except with respect to his own performance, this assessment is based on our CEO's recommendation to the Compensation Committee on how well an individual performed her or his job, and such assessment is largely (although not exclusively) qualitative, not quantitative, in nature. There is no specific weight given to any one individual goal or objective. This subjective evaluation of the impact of the individual contributions on actual compensation is not a formula based process resulting in a quantifiable amount of impact, but rather involves the exercise of discretion and judgment. This enables the Compensation Committee to differentiate among individuals and emphasize the link between personal performance and compensation.

The Use of Tally Sheets. The Compensation Committee uses tally sheets to understand senior management total annual compensation and to provide perspective on wealth accumulation from our compensation programs. Compensation previously paid to each individual, including amounts realized under prior equity-based compensation awards, did not affect the Compensation Committee's compensation decisions for 2020. The Compensation Committee believes that compensation should reflect an individual's performance and the market value of her or his services and does not want to create a disincentive for exceptional performance.

The Principal Components of Senior Management Compensation

The principal components of the target total compensation package of each member of senior management are:

- base salary;
- annual cash incentive awards; and
- long-term equity-based incentive grants.

In determining the mix of compensation among these elements, the Compensation Committee does not assign specific ratios. Instead, the Compensation Committee typically structures compensation so that a significant portion of the target total direct compensation is "at-risk" or performance-based, with the actual value realized subject to the achievement of short-term or long-term corporate and financial performance goals. In 2020, approximately 92% of our CEO's target total direct compensation was structured as "at-risk" performance-based. The "at-risk" performance-based compensation of our other NEOs was approximately 84% of their target total direct compensation. By linking a significant portion of the compensation payable to each member of senior management to performance, the Compensation Committee emphasized incentive-based variable pay, which is consistent with our pay-for-performance philosophy and creates a strong alignment with long-term stockholder value. In reviewing the equity portfolio for our NEOs for 2020 annual focal awards, the Compensation Committee determined that a mix of 67% MSUs and 33% RSUs closely aligned all of our NEOs' compensation with the interests of our stockholders.

CEO 2020 TARGET TOTAL DIRECT COMPENSATION MIX



- Base as a % of TTD
- Target Annual Cash Incentive as a % of TTD
- Time-Based RSUs as a % of TTD
- Performanced-Based MSUs as a % of TTD

OTHER NEO 2020 TARGET TOTAL DIRECT COMPENSATION MIX



* Target Total Direct Compensation reflects annual base salary, annual cash incentive opportunity and the grant date fair value of equity awards.

Base Salary

Base salary is intended to provide a fixed, baseline level of compensation that is not contingent upon our performance. Consistent with our pay-for-performance philosophy, base salaries generally represent a modest proportion of the total compensation opportunity for senior management. In January 2020, the Compensation Committee reviewed the base salaries of our NEOs, comparing these salaries to the base salary levels of companies in our peer group, as well as considering the roles and responsibilities and potential performance of the NEOs and their positioning for other elements of their compensation. After this review, the Compensation Committee made the adjustments to base salary set forth in the table below.

Name	2019 Base Salary	2020 Base Salary	Percentage Increase
Joseph M. Hogan	$ 1,130,000	$ 1,175,000	4.0%
John F. Morici	$ 500,000	$ 540,000	8.0%
Simon Beard	$ 440,000	$ 520,000	18.2%
Julie Tay[(1)]	$ 495,000	$ 520,000	5.1%
Raj Pudipeddi	$ 465,000	$ 490,000	5.4%

[(1)] Ms. Tay's annual base salary is payable in Singapore dollars. Values in the table are converted into U.S. dollars based on the exchange rate in effect as of each pay date. As of December 31, 2020, as a result of fluctuations in exchange rates, Ms. Tay's actual salary in 2020 was $533,157.

The base salary of each NEO reflects our significant growth and the role of each NEO in that achievement. For Mr. Beard, his increase is primarily a reflection of his increased responsibilities as Senior Vice President and Managing Director, Americas which required him to relocate to the United States in September 2019 on a three year employment assignment away from his family. Ms. Tay's increase includes the impact of exchange rates between her local currency, the Singapore dollar, and our reporting currency, the U.S. dollar. In the case of Mr. Hogan, his base salary reflects his position as our most senior executive officer, his vigorous leadership since joining Align as our CEO, our strong performance during his tenure, and recognition of the salary that someone with his proven ability and track record could command in the competitive market.

Annual Cash Incentive Compensation

Annual Cash Incentive Plan. We use a cash incentive compensation plan to reward senior management, including all of our NEOs, for achieving and surpassing pre-established financial goals. In December 2019, the Compensation Committee conducted its annual review of our Annual Cash Incentive Award plan ("Bonus Plan"). Based on its review, the Compensation Committee determined that the pool of funds available to pay out awards to our senior management for performance in 2020 would continue to be based on the extent to which we met or exceeded predetermined goals under selected financial metrics. Consistent with prior years, the Compensation Committee selected two financial metrics, weighted as identified below, for purposes of funding the overall Bonus Plan pool for 2020:

- Revenue - 60%
- Operating Income - 40%

Considered in the aggregate, the Compensation Committee believes these metrics are strong indicators of our overall performance and our ability to create stockholder value. These measures balance propelling growth while encouraging efficiency and are aligned with our strategic priorities of international expansion, GP adoption, patient demand and conversion and orthodontist utilization. In determining actual bonuses to be awarded to each member of senior management, bonus amounts are adjusted, either up or down, based on her or his overall performance and contribution to the achievement of our performance goals.



Target Bonus Percentage. The target award opportunity is the amount of cash incentive compensation that each member of senior management could expect to earn if we achieved our financial and strategic performance goals for the year. The incentive targets for members of senior management were set by the Compensation Committee based on the scope and significance of their roles as our leaders, with our CEO receiving the highest target due to his greater responsibilities. The target awards as a percent of base salary for each member of senior management (other than our CEO) was 70% of base salary in 2020, consistent with 2019. Mr. Hogan's 2020 target award opportunity also remained unchanged at 150% of his base salary. In order to appropriately encourage and reward a range of acceptable performance and contributions in fiscal year 2020, our awards were structured so that the actual payout to a member of senior management could be as low as 0% up to a maximum award of 240% of target.

As a result of the significant impact of the COVID-19 pandemic on our business in the first half of 2020, our Compensation Committee performed a mid-year review and reassessment of our 2020 Bonus Plan performance goals. Following this review and reassessment, the Compensation Committee determined not to redesign the Bonus Plan, but instead to simply reset the original annual performance targets under both of the financial metrics to focus solely on second half of 2020 recovery efforts based on revised, mid-year internal estimates. In so doing, the Compensation Committee also reduced by half the potential target payout amounts, from 100% to 50%, and reduced the maximum amount payable under the Bonus Plan to members of senior management from 240% to 120% of their bonus award opportunity. Had the Compensation Committee not made this mid-year revision, there would have been no payments to senior management under the full-year Bonus Plan. Please see the further discussion below under "*Impact of the COVID-19 Pandemic on the 2020 Annual Cash Incentive Plan*" for a more detailed discussion of the mid-year adjustments to our 2020 Bonus Plan performance goals.

Individual Factor. The Individual Factor reflects the Compensation Committee's assessment of the specific performance of each member of senior management in light of the achievement of her or his individual goals. There is no specific weight given to any one individual goal or performance criterion. The Compensation Committee considers the views of our CEO regarding how well each performed her or his job, and such assessment is qualitative, not quantitative, in nature. The CEO does not provide input regarding his own performance. Individual performance that meets expectations yields a 100% multiplier.

Company Multiplier. The Company Multiplier is the same for all members of senior management. It is determined based on pre-established goals under selected financial targets. The Compensation Committee reviewed the structure of the Bonus Plan and selected two financial metrics that focused on (1) growth and (2) profitability for purposes of funding the overall pool. Management typically recommends the performance targets for funding the Bonus Pool based on our annual operating plan as well as reference to historical performance and revenue and operating profit growth rates at select comparable medical device companies, but the targets are ultimately approved by the Compensation Committee and reviewed by the Board. For 2020, the Compensation Committee originally established 100% Bonus Pool funding based on revenue of $2,862.0 million and operating income of $636.0 million or 22.2% of revenues. These targets were later reset (and the bonus opportunity reduced by 50%) to focus solely on performance objectives for the second half of 2020 of $1,451.0 million and $298.0 million for revenue and operating income, respectively, or 20.5% of revenues. Please see the discussion below under "*Impact of the COVID-19 Pandemic on the 2020 Annual Cash Incentive Plan*" for a further discussion of the mid-year adjustments to our 2020 Bonus Plan performance goals.

The table below shows the performance metrics used in 2020 and our level of performance with respect to these metrics.

Measure/ Weight/ Calculates	Why do we use this measure?	Original Target (2020) (in millions)	Achievement (2020) (in millions) [1]	Revised Target (2H 2020) (in millions)	Achievement (2H 2020) (in millions) [1]	Level of Achievement vs Revised Target	(2H 2020) Impact on Company Multiplier
Revenues [1] [2] [3] (60%)	Improvement in this measure aligns with our overall growth strategy	$2,862	$2,472	$1,343	$1,564	116.4%	304%
Operating income [1] [2] [3] (40%)	Directly links incentive payments to profitability and provides incentives to employees (including management) to share in our profitability. Because profitability encompasses both revenue and expense management, the Compensation Committee believes this measure encourages a balanced, holistic approach to managing our business. The Compensation Committee considers operating profit before taxes because management cannot predict or directly affect our taxes or our tax rate.	$636	$387	$262	$387	147.7%	447%
COMPANY MULTIPLIER:							**120%**

[1] During the second half of 2020, revenue and operating income achievement were adjusted downwards by $5.0 million and $4.0 million, respectively. The adjustments were due to a 0.8% benefit in foreign exchange compared to the assumptions made in our revised second half operating plan. On a full year basis there would not have been a similar adjustment as the impact from foreign exchange was below the minimum threshold required for adjustment. The Compensation Committee had previously approved adjustments (upwards or downwards) to our full-year 2020 Bonus Plan results in the event the impact of foreign exchange was above 4.7 percentage points. No other adjustments were made to either the target or the level of achievement.

[2] The target performance and the level of performance at which the funding for that particular financial performance measure will be capped as follows:

- A rating of zero if achievement is below 90% of target. Company performance below target automatically reduces only the payout related to that goal, not the other goal, as we want senior management to have the same incentive to achieve other financial goals as well as their individual performance goals even if our performance tracks below the target during the course of the year;

- A rating ranging from 90% to 100% if achievement meets or exceeds the minimum performance level but does not achieve the target performance level; and

- A rating of 101% and above if achievement exceeds the target performance level. Each individual financial metric is uncapped; however, once the Company Multiplier reaches 240% in the aggregate, which was reduced to 120% based on the Compensation Committee's mid-year review and reassessment of the performance goals as a result of the impact of the COVID-19 pandemic on our business, the adjusted the Bonus Pool is fully funded. Therefore, in the aggregate, as originally approved the Bonus Pool for senior management could not exceed 240% funding, which was later reduced to 120%. Please see the discussion below under "*Impact of the COVID-19 Pandemic on the 2020 Annual Cash Incentive Plan*" for a further discussion of the mid-year adjustments to our 2020 Bonus Plan performance goals.

[3] The Compensation Committee has the discretion to exclude the following items from Revenues and Operating Income:

(a) significant and/or extraordinary items that are not indicative of our core operating performance that are separately stated on our financial statements;

(b) items identified as non-GAAP in our quarterly earnings announcements; and

(c) other discrete items as necessary that may result in unintended gain or loss under the bonus plan.

The Compensation Committee believes that the items listed in (a) through (c) above are not indicative of our core operating performance. The only adjustment made to our 2020 bonus plan results is described in note (1) above.

The Compensation Committee believes that the financial metrics performance objectives originally established represented meaningful improvements over 2019 annual performance for the organization and that the revised objectives would incentivize a swift and significant rebound after the unanticipated COVID-19-related material declines in the first half of 2020. Finally, the Compensation Committee reserves the right to apply judgment in the final determination of cash incentive awards and can adjust actual results (up or down) to reflect the impact of certain extraordinary items or events to more accurately reflect the overall performance of the management team.

In addition, the Board retains authority to pay additional discretionary bonuses outside the Bonus Plan if warranted by performance not measured under the plan. In 2020, neither the Board nor the Compensation Committee authorized any such discretionary bonus payments to our NEOs.

Impact of the COVID-19 Pandemic on the 2020 Annual Cash Incentive Plan. The COVID-19 pandemic significantly affected our business and the business of our customers throughout fiscal year 2020. Beginning in the first quarter and continuing into the second quarter, we experienced a rapid and unanticipated downturn in sales initially in Asia, particularly in China. As the virus spread beyond China, into Europe and thereafter the Americas in early March, sales quickly decelerated as the practices of many of our customers were severely curtailed or completely closed. By mid-March 2020, most governments in EMEA and North America had begun to close or already had closed non-essential businesses and initiated stay at home orders, with the vast majority of dental practices completely shut down or severely restricting patient visits. As a result, our sales fell sharply and rapidly.

As the COVID-19 pandemic response evolved during the second quarter of 2020, dental practices began to reopen such that by the end of the second quarter practices across every region had largely reopened and were beginning to again see patients, although at varying capacities and the vast majority below pre-pandemic levels of operations. Despite the re-openings, our key financial metrics for the first half of 2020 materially trailed our results for the first half of 2019. For the six months ended June 30, 2020, we recorded net revenues of $903.3 million, a decrease of 21.4% compared to the same period in 2019.

As reported in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, we anticipated that, at least in the short term, our business could continue to be particularly susceptible to the impact of the COVID-19 pandemic. We believed that all or a material portion of our products could be viewed as discretionary purchases and therefore more susceptible to any global or regional recession resulting from efforts to prevent or delay the spread of the virus. Moreover, we expected that efforts to slow or prevent a recurrence of the spread of the virus were likely to continue causing disruptions and uncertainties in the markets and require significant costs and efforts on the part of our customers to ensure the health and safety of their patients resulting in curtailed operations by our customers and decreased patient visits for an indeterminate period of time. The uncertain scope and duration of the pandemic, and the uncertain timing of the global recovery and economic normalization, was so unprecedented and made internal forecasting so difficult that we discontinued providing quarterly financial guidance.

Due to the impact caused by the COVID-19 pandemic on our business performance and the uncertainties expected to continue, including lower than expected sales of our Invisalign clear aligners and iTero intraoral scanners, our Compensation Committee performed a mid-year review and reassessment of our 2020 Bonus Plan performance goals to determine whether the original metrics and performance goals continued to appropriately incentivize employees in light of revised 2020 financial performance estimates. The result of this review and reassessment being the Compensation Committee's decision to reset our performance targets to the second half of 2020. In setting the revised targets, the Compensation Committee utilized the same methodologies it used when setting the original 2020 annual performance goals other than restricting the performance targets to the six month period of the second half of 2020. The Compensation Committee also reduced the potential target payout amounts by 50% and similarly reduced the maximum amount payable to members of senior management by half, from 240% to 120%.

In revising the financial metric targets and potential bonus awards, the Compensation Committee determined that the revised goals were reasonable and justifiable based on several factors, including the following:

- although the performance targets were revised for employees and senior management, the revised targets for senior management were higher than those of other employees and therefore required higher achievements for senior management;
- rebounding from the material declines in the first half of 2020 to achieve strong financial performance amidst the significant uncertainties in the broader macroeconomic and societal environments caused by the COVID-19 pandemic should be appropriately encouraged;
- the changes to the performance targets were due to global factors outside the control of senior management and were implemented to motivate and incentivize them to quickly recover from an unprecedented and evolving global health crisis; and
- the revised goals were set at levels that, if met, would likely increase shareholder value and the Company's valuation.

The Compensation Committee believes the mid-year goal and performance achievement revisions were necessary and appropriate to incentivize and align the interests of senior management with two principal drivers of shareholder value and consistent with our internal business plan and our overall compensation philosophy. The Compensation Committee furthermore believed that this approach better incented senior management and aligned their interests with those of the shareholders than alternatives. For instance, the Compensation Committee could have chosen to leave the goals unchanged and make discretionary awards at the end of 2020. The Compensation could have also granted one-time awards but it did not. The Company also did not implement any salary reductions, employment furloughs or layoffs in a short-term effort to improve operating income.

Without the mid-year adjustments, there would have been no payouts under the Bonus Plan based on our actual results for 2020 despite our strong recovery in the second half. Under the revised performance goals, the 2020 payouts under the Bonus Plan to senior management were 120% of their target award opportunity. The Compensation Committee believes that our strong operating results and stock performance in 2020 validate the soundness of their decision-making as reflected in the summary and discussion above under the heading "*Executive Summary*" and subheading "*2020 Business Highlights*," which include our one-year and three-year TSR of 91.5% and 140.5%, respectively.

For 2021, the Compensation Committee has once again selected the same financial metrics (i.e., revenue and operating income) and set annual targets similar to the approach it has used in previous years.

Awards to the NEOs. The Compensation Committee awarded the cash incentive awards set forth below to the NEOs for 2020 performance. The amounts payable to the NEOs were confirmed by the Compensation Committee after review of our 2020 annual and second half results on January 26, 2021 and the payments were made to our U.S. based NEOs in accordance with our normal payroll practices on February 5, 2021 and on February 19, 2021 for Ms. Tay who is based in Singapore. These awards are also set forth below in the Summary Compensation Table under the heading "*Non-Equity Incentive Plan Compensation*." Consistent with our philosophy of linking pay to performance and the reduction in the maximum payout potential, our NEOs received cash payouts of 120% of target.

Name	Target Incentive Award (as % of Base Salary)	Target Incentive Award	Company Multiplier	Individual Multiplier	Actual Incentive Award	Actual Award as % of Target
Joseph M. Hogan	150%	$ 1,762,500	120%	100%	$ 2,115,000	120%
John F. Morici	70%	$ 378,000	120%	100%	$ 453,600	120%
Simon Beard	70%	$ 364,000	120%	100%	$ 436,800	120%
Julie Tay [(1)]	70%	$ 364,000	120%	100%	$ 447,000	120%
Raj Pudipeddi	70%	$ 343,000	120%	100%	$ 411,600	120%

[(1)] Ms. Tay's annual base salary is payable in Singapore dollars. Values in the Actual Incentive Award column are calculated after conversion of her base salary into U.S. dollars after taking into account fluctuation in the exchange rate as of each pay date throughout 2020. Ms. Tay's base pay was initially established at $520,000. As of December 31, 2020, as a result of fluctuations in exchange rates, Ms. Tay's actual salary in 2020 was $533,157 and her Actual Incentive Award is based on this amount.

Long-Term, Equity-Based Incentive Awards

We use equity compensation to align our NEOs' interests with those of our stockholders and to attract and retain high-caliber executives through recognition of anticipated future performance. We determine appropriate grant amounts, if any, by reviewing competitive market data, individual performance assessments and business objectives with the Compensation Committee at least annually.

Award Type	Rationale for 2020 Portfolio
Why RSUs?	We believe RSUs reward retention (even in the event of a decline in the price of our stock) and provide an incentive to grow the value of our stock. In addition, RSUs enable our senior management to accumulate ownership in Align, which reinforces the alignment of their objectives with those of our stockholders.
Why MSUs?	We believe MSUs provide a consistent value delivery compared to stock options which also aligns the long-term interests of senior management and stockholders by rewarding senior management for Align's performance measured in relation to other companies over a specified period. The actual number of shares of our common stock issuable under MSUs varies based on over- or under-performance of our stock price compared to the NASDAQ Composite Index during the three-year performance period. If Align under-performs the NASDAQ Composite Index, the percentage at which the MSUs convert into shares of our stock will be reduced from 100%, at a rate of three to one (three-percentage-point reduction in units for each percentage point of under-performance), with a minimum percentage of 0%. This means that no shares will vest if we underperform the NASDAQ Composite by approximately 33 percentage points. If we outperform the NASDAQ Composite Index, the percentage at which the MSUs convert to shares will be increased from 100%, at a rate of three to one (three-percentage-point increase in units for each percentage point of over-performance), with a maximum percentage of 250%. This means that if we outperform the NASDAQ Composite by 50 percentage points, the maximum number of shares that will vest is 250% of the award amount. For example, if the NASDAQ Composite index increased by 10% over the performance period and our stock price increased by 30% over the performance period, then the number of shares issuable under the MSUs would be 160% of target or (130%-110%)*3=160%.

Award Type	Vesting Detail
RSUs	Typically vests over four-years with 25% vesting annually
MSUs	Three-year performance period with vesting, in full, part or not at all, at the end of year three

Awards in 2020. In 2020, our Compensation Committee reviewed our MSU program design and concluded that the program design was generally aligned with market. For awards made in 2020, the Compensation Committee set the percentage of "performance-based" equity awards granted to senior management at 67%. The Compensation Committee calculated the target values for equity awards to achieve this desired mix using a look back price that was based on the 30-trading day average closing price of our common stock for the period ending February 15, 2020. Based on this price per share, the total desired number of targeted shares was determined, then split between time-based RSUs 33% and performance-based market stock units 67%.

The table below sets forth the target value and number of shares awarded to the NEOs in fiscal 2020:

Name	Target Value (RSUs)	RSU (Shares)	Target Value (MSUs) [1]	Target MSUs [1] (Shares)
Joseph M. Hogan	$ 2,970,000	10,864	$ 6,030,000	22,057
John F. Morici	$ 660,000	2,415	$ 1,340,000	4,902
Simon Beard	$ 594,000	2,173	$ 1,206,000	4,412
Julie Tay	$ 594,000	2,173	$ 1,206,000	4,412
Raj Pudipeddi	$ 594,000	2,173	$ 1,206,000	4,412

[1] The number of MSUs set forth in this column represents the Target Shares; however, the actual number of shares that may be earned, if any, is determined based on the formula set forth in the MSU Agreement up to a maximum of 250% of the amount of the Target Shares.

Severance and Change of Control Arrangements

Employment Agreements. Each NEO is eligible to receive benefits under certain conditions in accordance with their respective employment agreement. Each such agreement provides for benefits upon:

- a change of control; and
- termination without cause or for convenience.

In adopting the change of control provisions in these agreements, the Compensation Committee's primary objective was to ensure that our members of senior management have sufficient security such that they are not biased against selling Align in the event a stockholder favorable merger and acquisition transaction is presented. If we pursue a change of control transaction beneficial to our stockholders, the Compensation Committee believes that senior management's active support of the transaction through closing would be critical to ensuring the success of such a transaction.

Change of Control Only. Though the cash severance amounts payable to Messrs. Hogan and Beard and Ms. Tay in connection with a change of control are subject to a "double trigger" (meaning to get paid out the cash portion of their change of control arrangement, first there has to be a change of control and then the individual must be terminated without cause or for convenience within a specified period of time of such change of control), the Compensation Committee adopted a "single trigger" for these individuals whereby the vesting of equity awards is accelerated by one year immediately upon a change of control.

With respect to Messrs. Morici and Pudipeddi (as well as any other individual who joins Align or is promoted to a senior management position after September 2016), the Compensation Committee eliminated all single trigger severance and equity acceleration provisions. Rather, severance payments and equity acceleration for these members of senior management are subject to "double trigger" arrangements that require both a change in control plus a qualifying termination event before any cash payments are paid or any equity acceleration occurs.

Termination Following a Change of Control. In the event either Messrs. Hogan or Beard or Ms. Tay are terminated without cause or for convenience within 12 months of a change in control (18 months in the case of Mr. Hogan) ('double trigger'), 100% of all remaining unvested equity awards are accelerated and a cash severance payment is made. Messrs. Morici and Pudipeddi (as well as any individual who joins Align or is promoted to a senior management position after September 2016) receives a cash severance payment and 100% of her or his unvested equity awards will accelerate in the event she or he is terminated without cause or for convenience within 18 months of the change of control ("double trigger" for both cash payment and equity acceleration).

Termination Unrelated to a Change of Control. For termination without cause or for convenience unrelated to a change of control, the vesting of equity awards held by Ms. Tay and Mr. Beard, is immediately accelerated by one year and a cash severance payment will be made. Messrs. Hogan, Morici and Pudipeddi (as well as any individual who joins Align or is promoted to a senior management position after September 2016), receive only a cash severance payment (no equity acceleration) if terminated without cause or for convenience unrelated to a change of control.

Death or Disability. In the event Mr. Hogan's employment terminates as a result of his death or disability, he (or his estate) will immediately vest in 100% of all outstanding equity awards.

The cash severance benefits are intended to provide consideration for senior management's service to Align and the expected length of time until subsequent employment is secured. The severance provisions also assist in recruiting members of senior management given that their roles tend to carry higher risks. The amounts that each of our current NEOs would have been entitled to if one of the termination or change of control events mentioned above occurred on December 31, 2020 are set forth in *"Potential Payment Upon Termination or Change of Control"* below.

Other Compensation Arrangements

Welfare and Other Employee Benefits. We maintain a tax-qualified Section 401(k) retirement plan and a company match for all U.S. employees, including members of senior management.

In addition, we provide health and welfare benefits to senior management on the same basis as all of our full-time employees in the country in which they are resident. These benefits include medical, dental and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death, basic life insurance coverage, and our employee stock purchase plan. We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market.

Perquisites and Other Personal Benefits. Senior management is reimbursed for travel by a non-employee companion (e.g., spouse) to customer events and certain other company events where appropriate and it is in our interest that the member of senior management have a companion join her or him. See "*Summary Compensation Table*" below for more information concerning these perquisites. In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual member of senior management in the performance of her or his duties, to make her or him more efficient and effective, and for recruitment, motivation, or retention purposes. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the Compensation Committee.

Corporate Tax Deduction on Compensation in Excess of $1 Million a Year

Section 162(m) of the Code, as amended by the Tax Cuts and Jobs Act of 2017, generally disallows a deduction for federal tax purposes to any publicly traded corporation for any remuneration in excess of $1,000,000 paid in any taxable year to its CEO, CFO and up to three other members of senior management who are among our five most highly compensated executive officers. Prior to amendment, qualifying "performance-based compensation" was not subject to the deduction limitation if specified requirements were met. Under the Tax Cuts and Jobs Act, the performance-based exception has been repealed with respect to federal income taxes. The new rules generally apply to taxable years beginning after December 31, 2017, but do not apply to compensation provided pursuant to a written binding contract in effect on November 2, 2017 that is not modified in any material respect after that date. While we consider the deductibility of awards in determining compensation payable to senior management, we also reserve the Compensation Committee's flexibility to provide one or more covered executive officers with the opportunity to earn compensation that is nondeductible under Section 162(m) when the Compensation Committee believes that such compensation is appropriate to attract and retain executive talent.

COMPENSATION COMMITTEE OF THE BOARD REPORT

The following is the report of the Compensation Committee of the Board with respect to the year ended December 31, 2020. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis included in this proxy statement with management. Based on the Compensation Committee's review and discussion with management, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

THE COMPENSATION COMMITTEE

George J. Morrow, Chair

Anne M. Myong

Andrea L. Saia

Greg J. Santora

SUMMARY COMPENSATION TABLE FOR FISCAL YEAR ENDED DECEMBER 31, 2020

The following Summary Compensation Table sets forth certain information regarding the compensation of (i) our President and Chief Executive Officer, (ii) our Chief Financial Officer, and (iii) our three next most highly compensated executive officers during fiscal 2020. Information is provided for 2019 and 2018 for each NEO who was also a NEO during those years.

Name and Principal Position	Year	Salary ($)	Bonus ($) [1]	Stock Awards ($) [2]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Joseph M. Hogan, President and Chief Executive Officer	2020	1,171,539	—	11,621,453	2,115,000	614,297	15,522,289
	2019	1,125,769	—	13,901,609	3,220,500	21,261	18,269,139
	2018	1,069,231	—	36,778,283	3,870,000	40,824	41,758,338
John F. Morici, Chief Financial Officer and Senior Vice President, Global Finance	2020	536,923	—	2,582,931	453,600	9,948	3,583,402
	2019	496,923	—	2,780,400	698,000	9,502	3,984,825
	2018	457,539	—	2,170,410	718,000	9,234	3,355,183
Simon Beard, Senior Vice President, Managing Director, Americas	2020	517,692	—	2,324,581	436,800	76,334	3,355,407
Julie Tay, Senior Vice President and Managing Director, Asia Pacific	2020	533,157	—	2,324,581	447,000	49,594	3,354,332
	2019	501,891	—	2,471,513	661,967	43,172	3,678,543
Raj Pudipeddi, Senior Vice President, and Chief Product, Innovation & Marketing Officer	2020	488,077	—	2,324,581	411,600	10,292	3,234,550
	2019	402,404	10,000	2,351,716	618,000	98,648	3,480,768

(1) Amount reflects a one-time signing bonus for Mr. Pudipeddi.

(2) The amounts shown in this column reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions used in the calculations of these amounts are included in Note 1 - Summary of Significant Accounting Policies, Stock-Based Compensation and Note 12 - Stockholders' Equity (collectively, "Notes 1 and 12") to our audited financial statements for the year ended December 31, 2020 included in our Annual Report on Form 10-K filed with the SEC on February 26, 2021. This same method was used for the years ended December 31, 2019 and 2018.

The grant date fair value of the MSU awards reflected in the Stock Awards column and the tables below is computed based on the probable outcome of the performance conditions as of the grant date. This amount is consistent with the estimate of aggregate compensation cost we expect to recognize over the three-year performance period of the award determined as of the grant date under FASB ASC Topic 718. Refer to Notes 1 and 12 for the assumptions used to value the RSU and MSU awards. The amounts shown in the Stock Awards Column and the tables below exclude the impact of estimated forfeitures and there can be no assurance that the grant date fair value amounts will ever be realized.

Name	Fiscal Year 2020 RSUs	Fiscal Year 2020 MSUs
Joseph M. Hogan	$ 2,960,331	$ 8,661,122
John F. Morici	$ 658,063	$ 1,924,868
Simon Beard	$ 592,121	$ 1,732,460
Julie Tay	$ 592,121	$ 1,732,460
Raj Pudipeddi	$ 592,121	$ 1,732,460

Assuming that the highest level of performance conditions is achieved, the aggregate fair value of the MSU awards at the grant date is as follows:

Name	Value of Fiscal Year 2020 MSUs Assuming Maximum Performance
Joseph M. Hogan	$ 15,025,644
John F. Morici	$ 3,339,365
Simon Beard	$ 3,005,565
Julie Tay	$ 3,005,565
Raj Pudipeddi	$ 3,005,565

Total Compensation. Mr. Hogan's decrease in total compensation in 2020 compared to 2019 was primarily due to a lower grant date fair value of his equity awards and decreased cash bonus largely due to the impact of the COVID-19 pandemic in the second quarter of 2020, partially offset by an increase in compensation related to his required relocation to Arizona in conjunction with relocation of our corporate headquarters to Tempe, Arizona. Total compensation for each of Messrs. Morici and Pudipeddi and Ms. Tay in 2020 primarily decreased as a result of lower grant date fair values of their equity awards and decreased cash bonuses largely due to the impact of the COVID-19 pandemic in the second quarter of 2020.

For additional information regarding the amounts included in the Summary Compensation Table, see "Compensation Discussion and Analysis" above.

Stock Awards. Stock awards include time-based RSUs that typically vest over a four-year vesting period, as well as MSUs which are earned based on a comparison of our stock price performance to the NASDAQ Composite index over a three-year performance period and vest at the end of the third year.

Non-Equity Incentive Plan Compensation. The amounts shown in this column represent employee annual incentive award payments and are reported for the year in which they were earned, though they were paid in the following year. The material terms of the performance payment plan are described under "*Compensation Discussion and Analysis – Annual Cash Incentive (Bonus) Compensation"* above.

All Other Compensation. The amounts shown in this column and detailed in the table below represent the aggregate dollar amount for each NEO for life insurance and accidental death and dismemberment premiums, our 401(k) matching program (retirement plan in the case of Ms. Tay), as well as employee discount programs for our products which are available to all employees, including our NEOs, reimbursements for automobiles and medical expenses and foreign assignment and relocation expenses.

Name	Dollar Value of Life Insurance Premiums	Matching contributions under our 401(k) Plan (or retirement plan)	Employee Discount Program	Automobile Reimbursement	Medical Expense Reimbursement Plan
Mr. Hogan	$ 1,296	$ 8,550	$ —	$ —	$ 1,333
Mr. Morici	$ 1,190	$ 8,550	$ 208	$ —	$ —
Mr. Beard	$ 1,146	$ 8,550	$ —	$ —	$ —
Ms. Tay	$ —	$ 13,116	$ —	$ 29,953	$ 6,525
Mr. Pudipeddi	$ 1,080	$ 8,550	$ —	$ —	$ 662

Foreign Assignment and Relocation Expenses. In addition to the amounts set forth in the table above, for Mr. Beard, who was asked to relocate to the United States in September 2019 on a three year employment assignment in connection with a change in his role and responsibilities to Senior Vice President and Managing Director, Americas from a similar role in EMEA and whose family remains residing in the United Kingdom, the amounts in the All Other Compensation column also include expenses related to Mr. Beard's expatriate assignment, including (a) commuting travel expense, cost of living allowances, housing allowance, car allowance, goods and services and tax prep fees of approximately $195,712 and (b) tax equalization payments pursuant to the Company's tax equalization policy for employees on expatriate assignment. The amount shown includes the net total of tax equalization payments for Mr. Beard received by the Company, or that became fixed and determinable, during 2020 of approximately $129,074. This net amount is attributable to aggregated U.S. tax payments made by the Company of $1,284,903, UK tax payments of $924,120 offset by tax withholdings from Mr. Beard of $2,338,097. Due to time lags in tax determinations, differences in taxable periods between jurisdictions, the availability of foreign tax credits or refunds and the potential receipt by the Company of credits or refunds in subsequent years, there may be significant differences in tax equalization payments from year to year.

Also in addition to the amounts in the table above, for Mr. Hogan, who was required to move to Arizona in connection with the move of our corporate headquarters to Tempe, Arizona in January 2021, the amounts in the All Other Compensation column also include employment relocation expenses of $603,118. The foregoing amount includes $284,615 for costs incurred by Mr. Hogan in relocating his residence with the remainder provided to him to make his relocation expenses tax neutral.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL YEAR ENDED 2020

The following table shows all plan-based awards granted to the NEOs during 2020 including:

- cash amounts that could have been received in 2020 by our NEOs under the terms of our performance-based cash incentive plan (CIP); and

- time-vested RSUs and performance-based MSUs awards granted by the Compensation Committee to our NEOs in 2020 reflected on an individual grant basis.

2020 Grants of Plan-Based Awards

Name	Type of Award	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards		Estimated Future Payouts Under Equity Incentive Plan Awards		All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair value of Awards ($)
				Target ($)	Non-equity Incentive Maximum ($)	Target (#)	Maximum (#)		
Joseph M. Hogan	CIP			1,762,500	4,230,000				
	RSU	2/20/2020	1/28/2020					10,864	2,960,331
	MSU	2/20/2020	1/28/2020			22,057	55,142		8,661,122
John F. Morici	CIP			378,000	907,200				
	RSU	2/20/2020	1/28/2020					2,415	658,063
	MSU	2/20/2020	1/28/2020			4,902	12,255		1,924,868
Simon Beard	CIP			364,000	873,600				
	RSU	2/20/2020	1/28/2020					2,173	592,121
	MSU	2/20/2020	1/28/2020			4,412	11,030		1,732,460
Julie Tay	CIP			364,000	873,600				
	RSU	2/20/2020	1/28/2020					2,173	592,121
	MSU	2/20/2020	1/28/2020			4,412	11,030		1,732,460
Raj Pudipeddi	CIP			343,000	823,200				
	RSU	2/20/2020	1/28/2020					2,173	592,121
	MSU	2/20/2020	1/28/2020			4,412	11,030		1,732,460

Approval Date. For each NEO equity grant, the Compensation Committee met on January 28, 2020 to finalize the grant of annual equity awards. Upon approval of the RSU and MSU awards, the Compensation Committee determined that the actual date of grant would be February 20, 2020. This grant date was chosen in order to allow sufficient time for the CEO to notify each NEO and other members of the management team of the grant.

Estimated Future Payouts under Non-Equity Incentive Plan Awards. The amounts shown under this column represent the possible dollar payouts the NEOs could have earned for 2020 at target prior to the Compensation Committee's mid-year reassessment and revision of the Bonus Plan for senior management. For 2020, the target cash incentive award for each NEO (other than the CEO) was 70% of his base salary. For our CEO, the target cash incentive award was 150% of his base salary.

For a description of the performance objectives applicable to the receipt of these payments, see "*Compensation Discussion and Analysis –Annual Cash Incentive Awards.*" The actual amount paid to each NEO for 2020 performance is set forth in the Summary Compensation Table above in the column "*Non-Equity Incentive Plan Compensation.*"

- *Threshold.* There is no threshold performance level. Rather, Align's financial performance below a specific target automatically reduces only the payout related to that specific goal, not the other goals, because we want senior management to have the same incentive to achieve strategic priorities as well as their individual performance goals even if our financial performance tracks below the target during the course of the year.

- *Target.* The target amounts assume a corporate performance percentage of 100% and that the NEO received 100% of her or his target.

- *Maximum.* The maximum amount a NEO can receive was initially capped at 240% of their target award opportunity when the Compensation Committee established goals and objectives at the beginning of 2020. That amount was later reduced to 120% of their target award opportunity when the Compensation Committee reassessed our annual cash incentive plan mid-year. Please see the discussion above under "*Impact of the COVID-19 Pandemic on the 2020*

Annual Cash Incentive Plan" for a further discussion of the mid-year adjustments to our 2020 Bonus Plan performance goals.

Estimated Future Payouts under Equity Incentive Plan Awards:

- *Focal Awards Granted February 2020.* The amounts shown for MSU awards granted in February 2020 represent potential share payouts with respect to MSUs. Each MSU vests over a three-year performance period, with 100% vesting as of February 2023. The actual number of shares eligible to vest will be determined based on a comparison of our stock price performance relative to the performance of the NASDAQ Composite index over the three-year performance period, up to a maximum of 250% of the number of target shares. If we under-perform the NASDAQ Composite index, the percentage at which the MSUs convert into shares of our stock will be reduced from 100% at a rate of three to one (three-percentage-point reduction in units for each percentage point of under-performance), with a minimum percentage of 0%. This means that no shares will vest if we underperform the NASDAQ Composite index by approximately 33%. If we outperform the NASDAQ Composite index, the percentage at which the MSUs convert to shares will be increased from 100%, at a rate of three to one (three-percentage-point increase in units for each percentage point of over-performance), with a maximum percentage of 250%. This means that if Align outperforms the NASDAQ Composite index by approximately 50%, the maximum number of shares that will vest is 250% of the award amount.

- *Stock Awards.* Stock awards represent grants of RSUs under our 2005 Incentive Plan. Since RSUs are taxable to each NEO when they vest, the number of shares we issue to each will be net of applicable withholding taxes which we will pay on behalf of each NEO. The RSUs will result in payment to the NEO only if the vesting criteria is met and the NEO then sells the stock that has vested. Each RSU granted to our NEOs vests over a four-year period with 25% of the shares vesting each anniversary of the date of grant, with full vesting in four years.

Grant Date Fair Value. The amounts shown in this column reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of awards of RSUs and MSUs, excluding the effect of estimated forfeitures. Assumptions used in the calculations of MSUs amounts are included in Notes 1 and 12 to our audited financial statements for the year ended December 31, 2020 included in our Annual Report on Form 10-K filed with the SEC on February 26, 2021. There can be no assurance that the grant date fair value amounts will ever be realized. The RSUs are time based awards and are not subject to performance conditions. Amounts for MSUs represent the estimate of the aggregate compensation cost to be recognized over the three-year performance period determined as of the grant date. For MSU awards granted in February 2020, the actual number of shares that will be paid out will depend on our stock price performance relative to the performance of the NASDAQ Composite index over the three-year performance period, up to a maximum of 250% of the number of target shares.

Timing of Equity Grants. The Compensation Committee, in consultation with management, our independent auditors and legal counsel, has adopted the following practices on equity compensation awards:

- We do not plan to time, nor have we timed, the release of material non-public information for the purpose of affecting the exercise price of any stock options should we decide to grant stock options again in the future;

- Consistent with the policy described in the bullet point above, all awards of equity compensation for new employees (other than new members of senior management) are made on the first day of the month for those employees who started during the period between the 16th day of the month that is two months prior to the grant date and the 15th day of the month prior to the month of the grant date. For example, May 1, 2020 grants will cover new hires starting between March 16, 2020 and April 15, 2020; and

- Annual incentive grants are made on or about the same day for all employees (including members of senior management); in each of 2020, 2019, and 2018 such date was February 20. The Compensation Committee sets the actual grant date approximately one week following approval of the size of each grant in order to provide management with adequate time to inform each employee individually of their grant.

OUTSTANDING EQUITY AWARDS AT FISCAL 2020 YEAR END

The following table sets forth information regarding outstanding equity awards as of December 31, 2020 for each NEO. All vesting is contingent upon their continued employment with Align. Market values and payout values in this table are calculated based on the closing market price of our common stock of $534.38 per share, as reported on the NASDAQ Global Market on December 31, 2020, which was the last trading day of the year.

			Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Footnote	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have Not Vested (#)	Footnote	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Joseph M. Hogan	6,250	(1)	3,339,875			
	4,800	(2)	2,565,024			
	10,046	(3)	5,368,381			
	10,864	(4)	5,805,504			
				19,200	(5)	10,260,096
				43,100	(6)	23,031,778
				26,789	(7)	14,315,506
				22,057	(8)	11,786,820
John F. Morici	1,750	(1)	935,165			
	1,573	(9)	840,580			
	1,150	(2)	614,537			
	2,009	(3)	1,073,569			
	2,415	(4)	1,290,528			
				4,500	(5)	2,404,710
				5,358	(7)	2,863,208
				4,902	(8)	2,619,531
Simon Beard	1,500	(1)	801,570			
	900	(2)	480,942			
	1,674	(3)	894,552			
	2,173	(4)	1,161,208			
				3,700	(5)	1,977,206
				4,465	(7)	2,386,007
				4,412	(8)	2,357,685
Julie Tay	1,550	(1)	828,289			
	900	(2)	480,942			
	1,785	(3)	953,868			
	2,173	(4)	1,161,208			
				3,700	(5)	1,977,206
				4,763	(7)	2,545,252
				4,412	(8)	2,357,685
Raj Pudipeddi	6,697	(10)	3,578,743			
	2,173	(4)	1,161,208			
				4,412	(8)	2,357,685

(1) RSUs vest at a rate of 25% of the total number of shares on the first year, second year, third year and fourth year anniversary of the date of grant for vesting on February 20, 2018, February 20, 2019, February 20, 2020 and February 20, 2021.

(2) RSUs vest at a rate of 25% of the total number of shares on the first year, second year, third year and fourth year anniversary of the date of grant for vesting on February 20, 2019, February 20, 2020, February 20, 2021, and February 20, 2022

(3) RSUs vest at a rate of 25% of the total number of shares on the first year, second year, third year and fourth year anniversary of the date of grant for vesting on February 20, 2020, February 20, 2021, February 20, 2022, and February 20, 2023.

(4) RSUs vest at a rate of 25% of the total number of shares on the first year, second year, third year and fourth year anniversary of the date of grant for vesting on February 20, 2021, February 20, 2022, February 20, 2023, and February 20, 2024.

(5) MSUs vest 100% on February 20, 2021.

(6)   MSUs vest 100% on June 20, 2021.

(7)   MSU vest 100% on February 20,2022.

(8)   MSUs vest 100% on February 20, 2023.

(9)   RSUs vest at a rate of 25% of the total number of shares on the first year, second year, third year and fourth year anniversary of the date of grant for vesting on September 20, 2018, September 20, 2019, September 20, 2020, and September 20, 2021.

(10)   RSUs vest at a rate of 25% of the total number of shares on the first year, second year, third year and fourth year anniversary of the date of grant for vesting on March 20, 2020, March 20, 2021, March 20, 2022 and March 20, 2023.

OPTION EXERCISES AND STOCK VESTED DURING FISCAL YEAR ENDED 2020

The following table provides information concerning the vesting of Stock Awards for each NEO during the fiscal year ended December 31, 2020:

	Stock Awards	
Name	**Number of Shares Acquired on Vesting** [1]	**Value Realized on Vesting** [2]
Joseph M. Hogan	95,499	$ 26,022,523
John F. Morici	23,276	$ 7,237,740
Simon Beard	16,633	$ 4,532,326
Julie Tay	17,246	$ 4,699,363
Raj Pudipeddi	2,233	$ 323,383

[1] For each NEO, such number of shares represents the gross number of shares acquired by the NEO on the vesting date; however, because RSUs and MSUs are taxable to the individuals when they vest, the number of shares we issue to each of our NEOs is net of applicable withholding taxes which are paid by us on their behalf.

[2] The value realized on vesting equals the closing price per share of our common stock as reported on the NASDAQ Global Market on the vesting date multiplied by the gross number of shares acquired on vesting as described above in note 1.

POTENTIAL PAYMENT UPON TERMINATION OR CHANGE OF CONTROL

Each of the tables in this section describes the potential payments upon termination or a change of control for our NEOs. All amounts are estimated based on an assumed triggering date of December 31, 2020 and the closing sale price of our common stock of $534.38, on the NASDAQ Global Market on December 31, 2020, which was the last trading day of the year.

Mr. Hogan

Mr. Hogan serves as our President and CEO pursuant to an employment agreement entered into on April 16, 2015. The employment agreement provides that Mr. Hogan is entitled to an annual target bonus of 150% of his base salary based upon the attainment of performance objectives agreed upon in each fiscal year and established by the Board.

The following table describes the potential payments upon termination or a change of control for Mr. Hogan:

Name	Type of Payment	Payments Upon Involuntary or Good Reason Termination Unrelated to Change of Control	Payments Upon Involuntary or Good Reason Termination Related to a Change of Control	Change of Control Only	Death or Disability
Joseph M. Hogan	Severance Payment	$ 7,333,000	$ 7,333,000	$ —	$ —
	RSUs	—	17,078,785	7,863,224	17,078,785
	MSUs	—	149,552,506	103,587,621	149,552,506
	Health and Welfare Benefits	1,485	1,485	—	—
	Total	$ 7,334,485	$ 173,965,776	$ 111,450,845	$ 166,631,291

Termination Unrelated to a Change of Control. A termination unrelated to a change of control is a termination that occurs either before or 18 months after the change of control date. In the event Mr. Hogan is terminated other than for cause, death or disability or he resigns for good reason, Mr. Hogan is entitled to a payment (payable in a lump sum) equal to:

(1) twice his then current annual base salary;
(2) the then current year's target bonus, prorated for the number of days Mr. Hogan has been employed during the year; and
(3) the greater of 150% of the then current year's target bonus or the prior year's actual bonus.

Mr. Hogan's employment agreement also provides that Align will pay his monthly premium under COBRA until the earliest of 18 months following the termination of employment if terminated without cause or resignation for good reason or the date upon which Mr. Hogan commences new employment.

Change of Control Only. In the event of a change of control, Mr. Hogan will immediately vest in an additional number of shares under all outstanding RSU awards as if he had performed 12 additional months of service. For the purposes of determining the number of MSUs that will vest:

- the performance period shall be deemed to end upon the closing of the change of control in order to determine our stock price performance relative to the NASDAQ Composite index for the purpose of calculating the amount that we have over or underperformed the NASDAQ Composite index (with the MSUs converting into shares of Align stock either being reduced from 100% (in the case of underperformance) or increased from 100% (in the case of over-performance) (the "Performance Multiplier"); and
- our stock price performance will be based on the per share value of our common stock paid to our stockholders in connection with the change of control.

On the date of the change of control, Mr. Hogan will vest in that number of MSUs equal to (A)/36*(X)*(Y) with (A) representing the number of months (including partial months) that have elapsed from the commencement of the performance period through the date of the change of control and (X) representing the total number of MSUs subject to the award and (Y) representing the Performance Multiplier.

Termination Related to a Change of Control. A termination related to a change of control is a termination that occurs within 18 months after the change of control date. If within 18 months after a change of control either Mr. Hogan's employment is terminated other than for cause, death or disability or Mr. Hogan resigns for good reason, he would immediately vest in all outstanding equity awards and receive a payment (payable in a lump sum) equal to:

(1) twice his then current annual salary;
(2) the then current year's target bonus, prorated for the number of days Mr. Hogan has been employed during the year; and
(3) the greater of 150% of the then current year's target bonus or the prior year's actual bonus.

Mr. Hogan's employment agreement also provides that we will pay his monthly premium under COBRA until the earliest of 18 months following the termination of employment if terminated without cause or resignation for good reason or the date upon which Mr. Hogan commences new employment.

Death or Disability. In the event Mr. Hogan's employment terminates as a result of his death or disability, Mr. Hogan (or his estate) will immediately vest in 100% of all outstanding equity awards. On the date of the employment termination due to death or disability, the performance period shall be considered closed, and the date of the termination shall be used in order to determine our stock price performance relative to the NASDAQ Composite index for the purpose of calculating the amount that Align has over or underperformed the NASDAQ Composite index.

Conditions to Payment. Prior to receiving any payments upon termination of his employment, Mr. Hogan must execute a general release of all known and unknown claims that he may have against Align and agree not to prosecute any legal action or other proceedings based upon any of such claims. In addition, he has agreed, for a period of one year following termination, not to solicit of our employees and has further agreed to be bound by the terms of a confidentiality agreement with us.

Messrs. Morici and Pudipeddi

Mr. Morici serves as our Chief Financial Officer pursuant to an employment agreement entered into on November 7, 2016 and Mr. Pudipeddi pursuant to a similar agreement entered into on February 4, 2019. In determining the terms of their agreements, the Compensation Committee determined that Messrs. Morici and Pudipeddi (and any individual joining Align or who is promoted to a senior management position after September 2016) would have a similar form of employment agreement with severance and change of control provisions described in the table below. Specifically, these updated forms of employment agreement provide only for one year's base salary upon termination by us for convenience unrelated to a change of control which is a termination that occurs either before or 18 months after the change of control date. In addition, in the event of a change of control, the Compensation Committee has determined that all cash severance and equity acceleration is subject to a double trigger as described below.

The following table describes the potential payments upon termination or a change of control for Messrs. Morici and Pudipeddi:

Name	Type of Payment	Payments Upon Involuntary or Good Reason Termination Unrelated to Change of Control	Payments Upon Involuntary or Good Reason Termination Related to a Change of Control	Change of Control Only
John F. Morici	Severance Payment	$ 540,000	$ 1,616,000	N/A
	RSUs	—	4,754,379	N/A
	MSUs	—	17,269,665	
	Health and Welfare Benefits	—	28,494	N/A
	Total	$ 540,000	$ 23,668,538	
Raj Pudipeddi	Severance Payment	$ 490,000	$ 1,451,000	N/A
	RSUs	—	4,739,951	N/A
	MSUs	—	5,894,211	
	Health and Welfare Benefits	—	28,494	N/A
	Total	$ 490,000	$ 12,113,656	

Termination Unrelated to a Change of Control. A termination for convenience unrelated to a change of control is a termination that occurs either before or 18 months after the change of control date. Upon such occurrence, the employment agreements of Messrs. Morici and Pudipeddi each provide that if his employment is terminated without cause or if he resigns for good reason, he will receive one year's base salary.

A Termination Related to a Change of Control. A termination related to a change of control is a termination that occurs within 18 months after the date of a change of control. If within 18 months after a change of control the employment of either Messrs. Morici or Pudipeddi is terminated without cause or he resigns for good reason, then he would:

(1)   immediately vest in all outstanding equity awards;
(2)   receive a lump sum payment equal to:
   (a)   his then current annual base salary;
   (b)   his then current year's target bonus, prorated for the number of days he has been employed during the year; and

(c)   the greater of his then current year's target bonus or the prior year's actual bonus.

The employment agreement also provides that Align will pay his monthly premium under COBRA until the earliest of 12 months following the termination of employment if terminated without cause or resignation for good reason or the date upon which he commences new employment.

Conditions to Payment. Prior to receiving any payments upon termination of employment, Messrs. Morici and Pudipeddi must each execute a general release of all known and unknown claims that he may have against Align and agree not to prosecute any legal action or other proceedings based upon any of such claims. In addition, each of Messrs. Morici and Pudipeddi have agreed, for a period of one year following termination, not to solicit our employees and has further agreed to be bound by the terms of a confidentiality agreement with us.

Ms. Tay and Mr. Beard

The employment agreement entered into by each of Ms. Tay and Mr. Beard contain substantially the same terms and conditions. Each employment agreement sets forth the base salary, bonus opportunity, stock options, benefits and the responsibilities of each position in effect at the time of execution of the agreement. In addition, each agreement requires we provide compensation to each of Ms. Tay and Mr. Beard in the event of termination of employment or a change of control. The compensation due in the event of the termination of each employment agreement varies depending on the nature of the termination. What is meant by the terms "cause", "good reason" and "change of control" is described more fully at the end of this section under the heading "Employment Agreement Definitions".

Name	Type of Payment	Payments Upon Involuntary or Good Reason Termination Unrelated to Change of Control	Payments Upon Involuntary or Good Reason Termination Related to a Change of Control	Change of Control Only
Simon Beard	Severance Payment	$ 1,568,000	$ 1,568,000	$ —
	RSUs	1,630,527	3,338,272	1,630,527
	MSUs	8,209,068	14,788,657	8,209,068
	Health and Welfare Benefits	8,977	8,977	—
	Total	$ 11,416,572	$ 19,703,906	$ 9,839,595
Julie Tay	Severance Payment	$ 1,542,000	$ 1,542,000	$ —
	RSUs	1,677,018	3,424,307	1,677,018
	MSUs	8,456,662	15,186,770	8,456,662
	Health and Welfare Benefits	—	—	—
	Total	$ 11,675,680	$ 20,153,077	$ 10,133,680

Termination Unrelated to a Change of Control. A termination for convenience unrelated to a change of control is a termination that occurs either before or 12 months after the change of control date. Upon such occurrence, these employment agreements provide that in the event the employment of Ms. Tay or Mr. Beard is terminated without cause or if either resigns for good reason, each will:

(1) immediately vest in an additional number of shares under all outstanding option and RSU awards as if she or he had performed 12 additional months of service;

(2) in the case of MSUs, the performance period shall be deemed to end upon her or his employment termination date for the purpose of determining the percentage amount that Align has over or underperformed the NASDAQ Composite index (the "Performance Multiplier"). The Performance Multiplier is calculated as follows:

    (i)   if we under-perform the NASDAQ Composite index, the percentage at which the MSUs convert into shares of Align stock will be reduced from 100% at a rate of three to one; and

    (ii)   if we outperform the index, the percentage at which the MSUs convert to shares will be increased from 100% at a rate of three to one.

Each NEO will then vest in that number of MSUs equal to (A)/36*(X)*(Y) with (A) representing the number of months (including partial months) that have elapsed from the commencement of the performance period through the date of the termination of employment and (X) representing the total number of MSUs subject to the award and (Y) representing the Performance Multiplier. With respect to the MSU awards, from the beginning of the performance period in each of February 2017, 2018, and 2019 until the assumed December 31, 2020 termination date, if we had outperformed the NASDAQ Composite Index by more than 33% for the 2017 grant and 50% for the 2018 and 2019 grants which resulted in a Performance Multiplier of at maximum of 200% (for the 2017 grant) and 250% (for the 2018 and 2019 grants) in the calculations set forth in the above table.

     (3) she or he is also entitled to receive a lump sum payment equal to:
- (a) her or his then current annual base salary;
- (b) her or his then current year's target bonus, prorated for the number of days she or he has been employed during the year; and
- (c) the greater of her or his then current year's target bonus or the prior year's actual bonus.

Each employment agreement also provides that we will pay such NEO's monthly premium under COBRA until the earliest of 12 months following the termination of employment if terminated without cause or resignation for good reason or the date upon which each commences new employment.

Change of Control Only. The employment agreements with each of Ms. Tay and Mr. Beard provide that in the event of a change of control she or he will immediately vest in an additional number of shares under all outstanding stock option and RSU awards as if she or he had performed 12 additional months of service. For the purposes of determining the number of MSUs that will vest:

- the performance period shall be deemed to end upon the closing of the change of control in order to determine our stock price performance relative to the NASDAQ Composite index for the purpose of calculating the amount that we have over or underperformed the NASDAQ Composite index (with the MSUs converting into shares of Align stock either being reduced from 100% (in the case of underperformance) or increased from 100% (in the case of over performance) at a rate of three to one (the "Performance Multiplier"); and
- our stock price performance will be based on the per share value of our common stock paid to our stockholders in connection with the change of control.

On the date of the change of control, each will vest in that number of MSUs equal to $(A)/36*(X)*(Y)$ with (A) representing the number of months (including partial months) that have elapsed from the commencement of the performance period through the date of the change of control and (X) representing the total number of MSUs subject to the award and (Y) representing the Performance Multiplier.

A Termination Related to a Change of Control. A termination related to a change of control is a termination that occurs within 12 months from the change of control date. The employment agreements with each of Ms. Tay, and Mr. Beard provide that, if, within 12 months of a change of control, either her or his employment is terminated without cause or she or he resigns for good reason then she or he will:

(1) immediately vest in all outstanding equity awards; and
(2) be entitled to a payment (payable in a lump sum) equal to:
- (a) her or his then current annual base salary;
- (b) her or his then current year's target bonus prorated for the number of days employed during the year, and
- (c) the greater of her or his then current year's target bonus or the prior year's actual bonus.

Each employment agreement also provides that we will pay their monthly premium under COBRA until the earliest of 12 months following the termination of employment if terminated without cause or resignation for good reason or the date upon which each commences new employment.

Conditions to Payment. Prior to receiving any payments upon termination of employment, Ms. Tay and Mr. Beard must execute a general release of all known and unknown claims that either may have against Align and agree not to prosecute any legal action or other proceedings based upon any of such claims. In addition, each has agreed, for a period of one year following termination, not to solicit our employees and further agreed to be bound by the terms of a confidentiality agreement with us.

Employment Agreement Definitions

Definition of Cause. In each employment agreement described above, cause means any of the following:
- unauthorized use or disclosure of the confidential information or trade secrets of Align;
- any breach of the employment agreement, the Employee Proprietary Information and Inventions Agreement or the Align Protection Agreement between them and Align;
- conviction of, or a plea of "guilty" or "no contest" to, a felony under the laws of the United States or any state thereof;
- misappropriation of our assets or any act of fraud or embezzlement by them, or any act of dishonesty by them in connection with the performance of her or his duties for us that adversely affects our business or affairs;

- intentional misconduct; or
- the individual's failure to satisfactorily perform her or his duties after having received written notice of such failure and was provided at least thirty (30) days to cure such failure.

Definition of Good Reason. In each employment agreement described above, good reason means the individual's resignation within ninety (90) days of the occurrence of any one or more of the following events:
- their position, authority or responsibilities being significantly reduced;
- their being asked to relocate her or his principal place of employment such that the commuting distance from her or his residence prior to the change of control is increased by over thirty-five (35) miles;
- their annual base salary or bonus being reduced; or
- their benefits being materially reduced.

Definition of Change of Control. In each employment agreement described above, change of control means any of the following:
- a sale of all or substantially all of our assets;
- the acquisition of more than 50% of our common stock by any person or group of persons;
- a reorganization wherein the holders of our common stock receive stock in another company (other than a subsidiary of Align), a merger of Align with another company wherein there is a 50% or greater change in the ownership of our common stock as a result of such merger, or any other transaction in which we (other than as the parent corporation) are consolidated for federal income tax purposes or are eligible to be consolidated for federal income tax purposes with another corporation; or
- in the event that the common stock is traded on an established securities market, a public announcement that any person has acquired or has the right to acquire beneficial ownership of more than 50% of our then outstanding common stock, or the commencement of or public announcement of an intention to make a tender offer or exchange offer for more than 50% of our then outstanding common stock.

Other Termination of Employment and Change of Control Arrangements

In addition to the termination of employment and change of control arrangements described above, the Compensation Committee has the authority as Plan Administrator of the 2005 Incentive Plan (as amended) to accelerate the vesting of outstanding equity immediately upon an acquisition or change in ownership or majority of the Board.

Other Compensation Matters

CEO Pay Ratio

Our compensation and benefits philosophy and the overall structure of our compensation and benefit programs are broadly similar across the organization. Compensation rates are benchmarked and set to be market-competitive in the country in which the jobs are performed. We identified the median employee using our employee population on December 31, 2020. As of that date, we had 18,178 employees, of which 1,582 were employed inside the United States, 13,315 (approximately 73% of our global workforce) were employed in one of our manufacturing and technician operations in Mexico, Costa Rica, China, Germany or Spain, and the remaining 3,281 employees were employed in 36 other countries.

In identifying the median employee, we excluded 838 workers (approximately 4.6% of our workforce) from the following countries: Austria, 7; Baltics (Lithuania and Latvia), 1; Belgium, 10; Croatia, 4; Czechoslovakia, 4; Denmark, 8; Finland, 1; Hong Kong, 44; Hungary, 1; India, 128; Ireland, 4; Luxembourg, 1; New Zealand, 4; Norway, 3; Poland, 370; Portugal, 4; Slovakia, 3; South Korea, 42; Sweden, 4; Taiwan, 43; Thailand, 44; Turkey, 33; United Arab Emirates, 32; and Vietnam, 43. After taking into account the *de minimis* exemption, 1,582 employees in the United States and 15,759 employees located outside of the United States were considered for identifying the median employee.

We considered actual annual base pay, actual bonus payout, and equity income, for the purposes of determining the median employee. We annualized the salaries for those employees that were hired in 2020. We did not perform adjustments to the compensation paid to part-time employees to calculate what they would have been paid on a full-time basis.

Using this methodology, we determined that our median employee was a CAD Designer 2 working in our treat facility in Costa Rica. In determining the annual total compensation of the median employee, we calculated such employee's compensation in accordance with Item 402(c)(2)(x) of Regulation S-K as required pursuant to SEC executive compensation disclosure rules. This calculation is the same calculation used to determine total compensation for purposes of the 2020 Summary Compensation Table with respect to each of the NEOs.

Our median employee compensation for a CAD Designer 2 position in Costa Rica in 2020 as calculated using Summary Compensation Table requirements was $11,961. Our CEO's compensation as reported in the Summary Compensation Table was $15,522,289. Therefore, our CEO to median employee pay ratio is 1,298 to 1.

This information is being provided for compliance purposes. Neither the Compensation Committee nor management of the Company used the pay ratio measure in making compensation decisions.

CORPORATE SOCIAL RESPONSIBILITY

Our purpose as an organization is to transform smiles and change lives and it is the purpose that is the heart of who we are as an organization; making us critically aware of the role and impact we have on society as a global corporate citizen. Our Board and management realize that for us to fulfill our purpose we must be committed to improving the lives of our employees, customers and their patients, suppliers, stockholders, and the communities in which we live and work. Conducting our business ethically, responsibly, and transparently through open and clear disclosures that allow us and others to hold us accountable is the right thing to do and is just the beginning. In the long run, our efforts will benefit the world in which we live, generate pride and commitment from our employees, strengthen our brand, and ultimately increase value for all our stakeholders.

To further our initiatives, our Board has delegated oversight responsibility to our Nominating and Governance Committee over our environmental, social and governance (ESG) efforts, including those related to corporate social responsibility. Our approach to corporate social responsibility encompasses the following pillars: *Philanthropy, Employees, and Sustainability*. In 2020, our focus naturally shifted in response to the significant tolls the COVID-19 pandemic placed on people's lives and their financial stability as we worked to secure and promote the health, safety and well-being of our employees, customers and their patients and the communities in which we work and live. Our achievements reflect that focus.

Demonstrating our commitment to these ideals, in 2020 we:

- *Global Code of Conduct.* We materially revised our Code to emphasize our commitment to deter wrongdoing, promote integrity and ethical conduct, and deliver superior treatment outcomes and experiences to patients
- *Global Speak Up Policy*. We launched a new Speak Up Policy to show our commitment to conducting business ethically, honestly and legally
- *CSR Responsibility*. We elevated the role responsible for our corporate social responsibility efforts to vice president; tasked with consolidating and organizing the myriad of worldwide initiatives underway under a common program

Philanthropy. Giving back to has always played an important role in our culture and the COVID-19 pandemic increased the need to support our community significantly in 2020. While we maintained our overall philanthropic philosophy to support organizations whose visions tie closely to our own - transforming smiles, supporting and educating teens, and advancing technology through research and other partnerships with learning institutions and/or foundations - we also focused more specifically on the immediate needs of the community, our employees, customers and their patients and healthcare workers in general. Our efforts included initiatives such as:

- Donations. We launched our Align Foundation in 2020; a platform through which employees are encouraged to contribute their time, talent, and financial resources to worthy causes. The Align Foundation also provides a structured means by which significant donations are directed from a donor-advised fund overseen by Fidelity Charitable, with the flexibility to provide smaller monetary donations, processes to donate our products (the Invisalign System treatment and iTero scanners), and organized ways to involve our employees in giving activities. Align and our employees made significant donations of money, materials and time and effort in 2020.
  - Donated 1 million renminbi to the Chinese Red Cross Foundation to support its COVID-19 prevention and outbreak control efforts
  - Donated $1 million in the fight against COVID-19 to relief efforts around the world
  - Donated personal protective equipment ("PPE") to healthcare workers and patients in the fight against COVID-19, including dedicating a portion of our extensive custom 3-D printing manufacturing facilities to the production of PPE by converting manufacturing and tooling equipment to produce PPE and teaming with public and private organizations globally to reduce the scarcity of parts and materials needed for PPE.
- Operation Smile - We continued our support of Operation Smile, an international medical charity that provides free surgeries to children and young adults in developing countries born with cleft lip, cleft palate or other dental and facial conditions. Consistent with our mission to transform smiles and change lives, it is a partnership that continues to grow and evolve. To date, we have donated almost $1.5 million, enabling the organization to life-saving reconstructive cleft surgeries to tens of thousands of the world's most vulnerable patients, and grow its reach to more than 60 countries.
- America's ToothFairy - The mission of America's ToothFairy is to ensure underserved children in the United States can access dental care and learn about oral health through nonprofit clinics and community partners. For more than 12 years we have supported the efforts of America's ToothFairy by providing almost $2 million for the foundation's operational expenses and children's oral health programs, and in the process helped more than eight million children and their caregivers learn about preventing tooth decay and gum disease. In 2020, America's ToothFairy, with Align's help, provided over 600,000 children with oral health education and hygiene instruction.

- Month of Smiles - Month of Smiles is a dedicated month of giving when all employees are encouraged to donate their time and talent to make a difference in the lives of others. In 2020, many of our offices around the world organized community service activities that offered employees the opportunity to contribute to, to work together as teams or individuals to help others. In addition, employees took time to give back to causes that are meaningful to them through volunteer activities, personal donations and intentional acts of kindness. Our collective impact was something of which we are proud - more than 3,000 employees globally volunteered their time, gave more than 5,000 hours back to their communities, and partnered with more than 60 charitable organizations around the world during our 2020 Month of Smiles.

Employees. We believe we are at our best, and that our success is driven by, our openness and willingness to accept those with differing backgrounds, beliefs, perspectives and capabilities in our workforce. We have diversity, inclusion and belonging in our policies and practices, education and events, and executive and community programs, which in 2020 included:

- Employee Survey- Every year we initiate an employee survey to gather feedback from our employees. In 2020, we incorporated additional questions to hear from our employees about their experiences and opinions around inclusion.
- REACH@align - We launched a new employee resource group ("ERG") in the US and Brazil called REACH which stands for Recruitment, Education, Awareness, Cultural-diversity, and High Achievement. This ERG focuses on the professional development and recruitment of minorities, cultural awareness and diversity and inclusion efforts at Align.
- Health and Safety - We implemented policies designed to keep our personnel and their families safe. Our global remote working arrangements for our non-manufacturing teams continue in place in many of our offices, with essential workers allowed into our commercial and development sites on a limited basis. For our large manufacturing workforce for which remote working is impossible, we have implemented, and provided training in the proper use and application of, significant safety protocols.
- Fiscal Security - A major component of protecting the health and safety of our employees was fostering an environment in which they felt secure financially so that they so that they in turn could contribute to the well-being of their families and the economies and communities in which they live. We achieved this by openly committing to our employees at the outset that we would not layoff or furlough any employees. Additionally, we told employees that we would not be seeking pay cuts or deferrals.
- Women in Leadership - Our global women@align chapters offer and encourage networking, professional development, leadership mentoring, and educational projects for all levels of employees.
- Diversity and Inclusion Education and Awareness - We have education and awareness programs, focused on unconscious bias, diversity and inclusion. We also have speakers and facilitated dialogues supporting diversity and inclusion initiatives to further increase empathy and cultural awareness.
- Month of Wellness - The Month of Wellness is a worldwide movement fostering employee health. The Month of Wellness provides employees with a variety of wellness activities and initiatives worldwide to support their overall well-being in areas such as nutrition, fitness, financial planning, and stress management.
- Volunteer and Service Leadership - Our goal is to inspire and develop employees through serving others in the communities where they work and live. We encourage our employees to volunteer through organized company activities or on their own with volunteer time off programs for applicable employees.

In addition to our other achievements in 2020, we were also honored with numerous awards for our positive work environment and culture, most recently the Great Place to Work in Brazil along with others including:

- For the second year in a row, Align was named one of the Best Places to Work in IT by *Computerworld* who surveyed organizations across the U.S. to identify those that provide the best benefits and amenities for IT professionals. Among the attributes contributing to the award were our training, health insurance, retirement funding, flexible time off policies, and collaborative work environments.
- The Canadian Great Place to Work ("GPTW") program recognized Align as a top workplace in both 2019 and 2020 in the areas of Giving Back, Managed by Women, and in Healthcare. Companies were ranked based on employee responses to the GPTW Trust Index survey.
- For the third year in a row, the *Triangle Business Journal* ("TBJ") named Align's Raleigh, North Carolina office among the Top 50 Best Places to Work in the Triangle area based on employee feedback to a TBJ survey.

Sustainability. We continue to innovate for a more sustainable future for our planet. In 2020, we remained focused on reducing our impact on the environment and our climate with efforts to reduce product packaging, recycling waste as well as decreasing waste and emissions, and increasing renewable energy usage.

- We continued to open new facilities and other sites that are closer to our customers which helps us decrease carbon emitting activities from shipping our products, including fully opening our new manufacturing facility in Ziyang, China.

- Suppliers are key to all aspects of our business and we chose suppliers that have sustainable business practices to serve our core business processes. Our largest shipping partner, UPS, integrates sustainability into their strategic objectives and business operations designed to reduce their environmental impact, including decreasing their green house gas emissions and waste.

- We've reduced the polymer content used in our aligners by almost 50% in just over five years. In addition, the majority of all scrap/waste generated by our manufacturing processes are used for energy by an incinerator to power its operations; thereby substantially reducing the amount of waste sent to landfills.

- We launched an Invisalign clear aligner recycling program, currently in a pilot phase in the U.S. and Brazil, that encourages customers and their patients to return used and unused aligners which are recycled in partnership with TerraCycle®, an innovative recycling company that has become a global leader in recycling hard-to-recycle materials.

- Our Juarez, Mexico manufacturing site received recognition from the State of Chihuahua for two exemplary environmental efforts; one for environmental best practices and the other for environmental compliance. Both are a reflection of our commitment to sustainable business practices such as water reuse, waste reduction and reduced energy consumption and greenhouse gases by integrating renewable energy sources.

- The use of iTero scanners reduces the need for traditional impressions and the mining of the materials used to make those impressions.

- Globally, we work to reduce the environmental impact of our processes and transportation by using energy efficient building designs and controls (e.g. renewable energy, including solar panels, motion activated lights, LED lighting, etc.) and work to reduce emission from employee transportation by providing car charging stations to promote zero or low emission cars, electric vehicle car fleets, incentives for carpooling, and organizing company sponsored employee transportation. We are also in the process of eliminating single use plastics in our facilities.

Suppliers. We believe in transparent and responsible business practices, including in our relationship with those who work in our supply chain. We expect our supply partners to follow the highest standards in the industry, such as ISO 14001 and we require our suppliers to adhere to responsible sourcing. For instance, we prohibit our suppliers from profiting from the sale of tantalum, tin, tungsten, and gold ("conflict minerals") that funds conflict in the Democratic Republic of the Congo and adjoining countries by requiring them to source such minerals from socially responsible suppliers. Additionally, we participate in organizations focused on conducting operations in a socially and environmentally responsible manner, including organizations that support social, environmental, and ethical responsibility globally.

PRINCIPAL STOCKHOLDERS

Except as otherwise noted in the footnotes to the following table, the information contained in the table below sets forth the beneficial ownership of our common stock as of March 24, 2021 by:

- each stockholder known by us to own beneficially more than 5% of our common stock;
- each of our named executive officers as set forth in the summary compensation table of this proxy statement;
- each of our directors; and
- all of our current directors and executive officers as a group (15 persons).

Beneficial ownership is determined based on the rules of the SEC. The column captioned "Total Shares Beneficially Owned" represents the number of shares of our common stock beneficially owned and the number of shares of our common stock subject to options that are currently exercisable or will become exercisable, RSUs and MSUs that will vest on or before May 23, 2021. The number of shares subject to options that each beneficial owner has the right to acquire and RSUs and MSUs that will vest on or before May 23, 2021 is listed separately under the column "Number of Shares Underlying Options Exercisable and RSUs/MSUs vesting on or before May 23, 2021." These shares are not deemed exercisable or vested for purposes of computing the percentage of shares beneficially owned by any other person. "Percentage of Outstanding Shares Beneficially Owned" is based upon 79,135,585 shares of our common stock outstanding as of March 24, 2021. The address for those individuals for which an address is not otherwise provided is c/o Align Technology, Inc., 410 N. Scottsdale Rd. Suite 1300 Tempe, AZ 85281. Unless otherwise indicated, we believe the stockholders listed below have sole voting or investment power with respect to all shares, subject to applicable community property laws.

Name and Address	Number of Outstanding Shares Beneficially Owned	Number of Shares Underlying Options Exercisable and RSUs vesting on or before May 23, 2021 [1]	Total Shares Beneficially Owned	Percentage of Outstanding Shares Beneficially Owned
The Vanguard Group [2]	7,623,829	—	7,623,829	9.7 %
BlackRock, Inc. [3]	5,436,327	—	5,436,327	6.9 %
Gordon Gund, family members and affiliated entities [4]	4,710,225	—	4,710,225	6.0 %
Edgewood Management LLC [5]	4,613,620	—	4,613,620	5.9 %
Joseph M. Hogan [6]	145,432	—	145,432	*
John F. Morici	9,903	—	9,903	*
Simon Beard	23,483	—	23,483	*
Julie Tay	20,764	—	20,764	*
Raj Pudipeddi	1,452	—	1,452	*
Kevin J. Dallas	2,337	1,271	3,608	*
Joseph Lacob	154,085	1,271	155,356	*
C. Raymond Larkin, Jr.	32,052	1,694	33,746	*
George J. Morrow	16,478	1,271	17,749	*
Anne M. Myong	1,499	1,271	2,770	*
Thomas M. Prescott	52,858	1,271	54,129	*
Andrea L. Saia	12,487	1,271	13,758	*
Greg J. Santora	11,578	1,271	12,849	*
Susan E. Siegel	3,892	1,271	5,163	*
Warren S. Thaler [7]	94,199	1,271	95,470	*
All current executive officers and directors as a group (15 persons)	568,606	13,133	581,739	0.7 %

*   Less than 1%

(1) Except as otherwise set forth in the footnotes below, represents shares of common stock that can be acquired upon the exercise of stock options and vesting of restricted stock units on or before May 23, 2021. This column includes the full amount of restricted stock units that will vest on or before May 23, 2021, although each executive officer will actually receive the number of shares net of the number of shares necessary to cover any applicable withholding taxes which Align will pay on their behalf.

(2) Based on a filing with the SEC on Schedule 13G/A on February 10, 2021 indicating beneficial ownership as of December 31, 2020. Includes shares held by direct and indirect subsidiaries. The mailing address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(3) Based on a filing with the SEC on Schedule 13G/A, on January 29, 2021 indicating beneficial ownership as of December 31, 2020. Includes shares held by direct and indirect subsidiaries. The mailing address for BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

(4) Based on a filing with the SEC on Schedule 13G/A on February 11, 2021 indicating beneficial ownership as of December 31, 2020. Includes shares held in trust for immediate family members and shares held by immediate family members. The mailing address for Gordon Gund is P.O. Box 3599, Battlecreek, Michigan 49016-3599.

(5) Based on a filing with the SEC on Schedule 13G/A on February 16, 2021 indicating beneficial ownership as of December 31, 2020. Includes shares held by advisory clients of Edgewood Management LLC, none of whom are deemed to beneficially own more than 5% of Align's common stock. The mailing address for Edgewood Management LLC is 535 Madison Avenue, 15th Floor, New York, New York 10022.

(6) Includes 1,500 shares held by a member of the household.

(7) Includes 27,821 shares held by Mr. Thaler and 66,378 shares held by The Thaler Family Trust for the benefit of family members as to which Mr. Thaler disclaims beneficial ownership.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms that we have received, or written representations from reporting persons, we believe that during the year ended December 31, 2020, all executive officers, directors and greater than 10% stockholders complied with all applicable filing requirements, except as follows: Ms. Jennifer Olson had late Forms 5 which were corrected in a filing on May 22, 2020.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review, approval or ratification of transactions with related persons

Our Board has adopted a *Global Code of Conduct ("Code")* that is applicable to all directors, officers and employees of Align, including our principal executive officer, principal financial officer and controller. Under the Code and pursuant to our other policies and procedures, we encourage our directors, officers and employees to avoid actual or potential conflicts of interest, including by discouraging conducting company business with a relative or significant other, or with a business in which an employee, a relative or significant other is associated in any significant role (each a "Related Party"). If, however, such a Related Party transaction is unavoidable, all employees (other than our directors and executive officers) must fully disclose the nature of the relationship and the transaction to their supervisor, and the Chief Legal and Regulatory Officer must approve in advance the Related Party transaction. If, however:

- you are a director or member of senior management and you desire to enter into a transaction with a Related Party (as defined above); or

- you are an employee (other than a director or member of senior management) and you desire to enter into a transaction with a Related Party that the Chief Legal and Regulatory Officer has deemed to be material to Align and is reportable under the rules and regulations of the Exchange Act,

the nature of the transaction must be fully disclosed to the Audit Committee of the Board and such transaction must be approved by the Audit Committee.

Related Party Transaction Disclosure:

On February 19, 2021, we entered into a sponsorship agreement with the Golden State Warriors, LLC, pursuant to which the Invisalign brand is the Official Smile Partner of the Golden State Warriors of the National Basketball Association, the Santa Cruz Warriors of the NBA G League and the Golden Guardians, an esports affiliate of the Golden State Warriors. The sponsorship includes an omni-channel activation across television, digital media and social media and a jersey partnership with the Golden Guardians and the Santa Cruz Warriors. Joseph Lacob, a member of our Board, is the Co-Executive Chairman and CEO of Golden State Warriors, LLC. The cost associated with the agreement is in excess of $120,000 per year, but is not an amount that is material to Align.

ALIGN TECHNOLOGY, INC.
410 N. Scottsdale Rd. Suite 1300
Tempe, AZ 85281

_____

PROXY STATEMENT FOR THE
2021 ANNUAL MEETING OF STOCKHOLDERS

_____

GENERAL INFORMATION

Q: *Why am I receiving these materials?*

A: We have made these materials available to you via the Internet or delivered paper copies to you by mail in connection with our 2021 Annual Meeting of Stockholders ("Annual Meeting"), which will take place online at 10:00 a.m., Pacific Time, on Wednesday, May 19, 2021. As a stockholder, you are invited to participate in the Annual Meeting via live webcast and vote on the items of business described in this proxy statement.

Q: *What is included in these materials?*

A: The proxy materials include:

- this proxy statement; and
- our 2020 Annual Report on Form 10-K for the fiscal year ended December 31, 2020 ("Annual Report").

If you received a paper copy of these materials by mail, the proxy materials also include a proxy card for the Annual Meeting. If you received a notice of the Internet availability of the proxy materials instead of a paper copy of the proxy materials, see "*How do I vote?"* below.

Q: *What information is contained in these materials?*

A: The information in this proxy statement contains important information regarding our Annual Meeting. Specifically, it:

- identifies the proposals on which you are being asked to vote
- provides information regarding voting procedures at the Annual Meeting
- discusses our corporate governance policies and practices
- describes the compensation paid to our directors and certain executive officers and
- discloses other information that we are required to provide to you under applicable laws and regulations

Q: *Why did I receive a notice in the mail regarding the Internet availability of the proxy materials instead of a paper copy of the full set of proxy materials?*

A: In accordance with rules adopted by the SEC, we are making our proxy materials available over the Internet. Stockholders will not receive printed copies of the proxy materials unless they request them. Instead, the Notice of Internet Availability of Proxy Materials ("Notice") mailed to most of our stockholders describes how you may access and review the proxy materials on the Internet. The Notice also provides instructions as to how you may submit your proxy via the Internet. If you received the Notice by mail and would prefer to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice.

Q: *How can I access the proxy materials over the Internet?*

A: Our proxy materials are available at http://www.viewproxy.com/aligntech/2021 and will be available during the voting period at www.proxyvote.com.

Q: *Can I vote my shares by filling out and returning the Notice of Internet Availability of Proxy Materials?*

A: No. The Notice only identifies the items to be voted on at the Annual Meeting. You cannot vote by marking the Notice and returning it. The Notice provides instructions as to how to cast your vote.

Q: *What is the difference between holding shares directly or as a beneficial owner, in street name?*

A: Most of our stockholders hold their shares as beneficial owners through a brokerage firm, bank or other nominee. As summarized below, there are some differences between shares held directly (of record) and those owned beneficially.

Stockholder of Record: If on the Record Date your shares were registered directly in your name with our transfer agent, Computershare Limited, then you are considered the "stockholder of record." As a stockholder of record, you may vote in person at the Annual Meeting or vote by proxy.

Beneficial Owner: If on the Record Date your shares were held on your behalf in an account with a brokerage firm, bank or other nominee, the brokerage firm, bank or other nominee is considered the stockholder of record of your shares and you are considered the beneficial owner of those shares held in "street name." If you are a beneficial owner, these proxy materials are being forwarded to you by the organization considered the stockholder of record of your shares. As a beneficial owner, you may direct your nominee as to how to vote your shares. Your nominee should have enclosed or provided voting instructions for you to use directing it as to how to vote your shares. Please note that as a beneficial owner, you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from the organization that is your nominee holding your shares, giving you the right to vote the shares at the Annual Meeting.

VIRTUAL ANNUAL MEETING INFORMATION

Q: *How can I participate in the Annual Meeting?*

A: Our Annual Meeting will again be an entirely virtual meeting conducted via live webcast. The Annual Meeting webcast will begin promptly at 10:00 a.m., Pacific Time, on Wednesday, May 19, 2021. Online access will begin at 9:30 a.m., Pacific Time, and we encourage you to access the Annual Meeting early.

To be admitted to the Annual Meeting, stockholders as of the Record Date must register in advance at http://viewproxy.com/aligntech/2021/htype.asp

- *Registered Stockholders*: Stockholders who hold shares in their own name or have received a Notice or proxy card must click "Registration for Registered Holders" and enter their name, phone number, Virtual Control Number (found on your Notice or proxy card) and email address.

- "*Street name" or Beneficial Stockholders*: Stockholders who hold shares through a bank, broker, or other similar agent, must click "Registration for Beneficial Holders" and enter their name, phone number and email, and click submit. Thereafter, please email a copy of your legal proxy or proof of ownership that you obtain from your bank or broker to Virtualmeeting@viewproxy.com.   If you are unable to obtain a legal proxy to vote your shares, you will still be able to attend the 2021 annual meeting (but will not be able to vote your shares) so long as you demonstrate proof of stock ownership. Instructions on how to connect and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at http://viewproxy.com/aligntech/2021/htype.asp.

Q: *Why is the Annual Meeting only virtual?*

A: For the health and well-being of our stockholders, employees, officers, directors and their families as well as the communities in which we live and work, we have again chosen to conduct the Annual Meeting in a virtual-only meeting format, via live audio webcast. A virtual meeting provides a convenient and efficient means to administer our Annual Meeting while allowing stockholders to safely participate from any location around the world.

Q: *How can I submit questions during the Annual Meeting?*

A: During registration and also the Annual Meeting, you may submit questions pertaining to the business of the Annual Meeting according to instructions to be provided either during registration or the Annual Meeting. At the Annual Meeting, each stockholder will be limited to one question. Questions pertinent to the business of the Annual Meeting will be read aloud and answered, subject to time constraints, after the end of the business portion of the Annual Meeting.

Q: *What are the rules of procedure for the Annual Meeting?*

A: The rules and procedures for the Annual Meeting will be available at http://viewproxy.com/aligntech/2021/htype.asp.

Q: Will the list of stockholders be available during the Annual Meeting?

A: During the Annual Meeting, the list of our stockholders of record entitled to vote at the Annual Meeting will be available for viewing by stockholders as of the Record Date upon request, for any purpose germane to the Annual Meeting.

Q: What if I have technical difficulties or trouble accessing the Annual Meeting?

A: We will have technicians ready to assist you with any technical difficulties you experience accessing the Annual Meeting. If you encounter any difficulties, please call:

866-612-8937(toll-free)
973-873-7684 (international)

VOTING INFORMATION

Q: Who can vote at the Annual Meeting?

A: If you are a stockholder of record or a beneficial owner who owned our common stock at the close of business on March 24, 2021, the record date for the Annual Meeting ("Record Date"), you are entitled to vote at the Annual Meeting. As of the Record Date, 79,135,585 shares of our common stock were issued and outstanding and no shares of our preferred stock were issued and outstanding.

Q: How do I vote my shares during the Annual Meeting?

A: By logging into the webcast, Registered Stockholders will be able to vote electronically on all proposals to be considered at the Annual Meeting. **Please note**, Beneficial Stockholders must submit a copy of their legal proxy or proof of ownership in advance to Virtualmeeting@viewproxy.com in order to vote their shares during the Annual Meeting.

Even if you plan to participate in the Annual Meeting online, we recommend that you also vote by proxy as described below so that your vote will be counted if you later decide not to participate.

Q: How can I vote my shares without participating in the Annual Meeting?

A: *Internet.* You may vote over the Internet by following the instructions on the Notice. Stockholders who receive printed proxy materials may vote over the Internet by following the instructions on the proxy card. Most of Align's stockholders who hold shares beneficially in street name may vote by accessing the website specified in the voting instructions provided by their broker, bank or other nominee. A number of banks and brokerage firms are participating in a program provided through Broadridge Investor Communication Solutions that offers the means to vote their shares through the Internet. If your shares are held in an account with a participating broker or bank, you may grant a proxy to vote those shares via the Internet by contacting the website shown on the instruction form received from your broker or bank. To be counted at the Annual Meeting, your vote must be received by 8:59 p.m. Pacific Time, on May 18, 2021.

Telephone. Stockholders of record may vote by following the "Vote by Telephone" instructions on their Notice or on their proxy cards until 8:59 p.m. Pacific Time, on May 18, 2021.

Mail. If you requested printed proxy materials, you can submit your vote by completing, signing and dating the proxy card mailed to you and returning it in the accompanying pre-addressed envelope. Proxy cards must be received prior to the closing of the polls at the Annual Meeting in order for the votes to be recorded.

Q: What if I don't give specific voting instructions?

A: In the election of directors, you may vote "FOR," "AGAINST" or "ABSTAIN." If you elect to "ABSTAIN" in the election of directors, the abstention will not impact the election of directors. In tabulating the voting results for the election of directors, only "FOR" and "AGAINST" votes are counted.

For the other items of business, you may vote "FOR", "AGAINST" or "ABSTAIN". For these other items of business, if you elect to abstain, the abstention will have the same effect as an "AGAINST" vote.

If you indicate your choice on your proxy on a particular matter to be acted upon, the shares will be voted as indicated.

If you are a stockholder of record and you return a signed proxy card but do not indicate how you wish to vote, the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this proxy statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting. If you do not return the proxy card, your shares will not be voted and will not be deemed present for the purpose of determining whether a quorum exists.

If you are a beneficial owner and the nominee organization holding your shares does not receive instructions from you as to how to vote those shares, under the rules of various national and regional securities exchanges, that organization may exercise discretionary authority to vote on routine proposals (the ratification of the appointment of PricewaterhouseCoopers LLP ("PwC") as our independent public accountants) but may not vote on non-routine proposals (each of the other proposals). We encourage you to provide instructions to your broker regarding the voting of your shares.

If you do not provide voting instructions to your broker and the broker has indicated that it does not have discretionary authority to vote on a particular proposal, your shares will be considered "broker non-votes" with regard to that matter. Broker non-votes will be considered as represented for purposes of determining a quorum but generally will not be considered as entitled to vote with respect to a particular proposal. Broker non-votes are not counted for purposes of determining the number of votes cast with respect to a particular proposal. Thus, a broker non-vote will make a quorum more readily obtainable, but the broker non-vote will not otherwise affect the outcome of the vote on a proposal that requires the affirmative vote of a majority of the shares present and entitled to vote. For proposal 3 which requires 66 2/3% of the Outstanding Shares of Voting Stock to vote "FOR", a broker non-vote will have the same effect as an "AGAINST" vote.

Q: *Can I change or revoke my vote?*

A: You may change your proxy voting instructions at any time before your votes are cast at the Annual Meeting.

If you are a <u>stockholder of record</u>, you may either:

- grant a new proxy bearing a later date by following the instructions provided in the Notice or the proxy card, which will automatically revoke the previous proxy;

- provide written notice of the revocation to:


Corporate Secretary
Align Technology, Inc.
410 N. Scottsdale Rd. Suite 1300
Tempe, AZ 85281


    prior to the time we take the vote at the Annual Meeting; or

- participate in the Annual Meeting and vote. Your presence at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically request that it be revoked.

If you are a <u>beneficial owner</u> of shares held in street name, you may either:

- timely submit new voting instructions to your broker or other nominee; or

- if you have obtained a legal proxy from your broker or other nominee giving you the right to vote your shares during the Annual Meeting, participate in the Annual Meeting and vote online.

Q: What are we voting on and what vote is required to approve each item?

A: The proposals that will be presented at the Annual Meeting, the vote required for passage of each, our Board's voting recommendations, and the way the vote is calculated for the proposals are as follows:

PROPOSAL	Vote Required	Board's Voting Recommendation	Broker Discretionary Voting Allowed?
Proposal 1 — To Elect 10 Director Nominees	A nominee must receive more "for" votes than "against" votes and the number of votes "for" must be the majority of the required quorum	FOR	NO
Proposal 2 — To Ratify the Appointment of PwC as our Independent Registered Public Accounting Firm for Fiscal Year 2021	Majority of Shares Entitled to Vote and Present in Person or Represented by Proxy	FOR	YES
Proposal 3 — To Ratify an Amendment of our Bylaws to designate Delaware and the District Courts of the United States as the Exclusive Forums for adjudication of certain disputes	66 2/3% of the Outstanding Shares of Voting Stock, meaning Common Shares Outstanding	FOR	NO
Proposal 4 - To Approve the amendment and restatement of our 2010 Employee Stock Purchase Plan	Majority of Shares Entitled to Vote and Present in Person or Represented by Proxy	FOR	NO
Proposal 5 - To Consider an Advisory Vote to Approve the Compensation of our Named Executive Officers	Majority of Shares Entitled to Vote and Present in Person or Represented by Proxy	FOR	NO

We will also consider any other business that properly comes before the Annual Meeting. As of April 7, 2021, we are not aware of any other matters to be submitted for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, the persons named in the proxy cards will vote the shares they represent using their best judgment.

Q: What constitutes a quorum?

A: A quorum, which is a majority of the outstanding shares of our common stock as of the Record Date, must be present or represented by proxy in order to hold the Annual Meeting and to conduct business. As of the Record Date, 79,135,585 shares of common stock, representing the same number of votes, were outstanding. That means that we need the holders of at least 39,567,793 shares of common stock to be represented for us to have a quorum. Your shares will be counted as present at the Annual Meeting if you attend the Annual Meeting in person. Your shares will be considered present and represented by proxy if you submit a properly executed proxy card or vote via the Internet or by telephone. Under the General Corporation Law of the State of Delaware, abstentions and broker "non-votes" are counted as present and entitled to vote and so are included for purposes of determining whether a quorum is present at the Annual Meeting.

If a quorum is not present at the scheduled time of the Annual Meeting, then either the chairman of the Annual Meeting or the stockholders by vote of the holders of a majority of the stock having voting power present in person or represented by proxy at the Annual Meeting are authorized by our Bylaws to adjourn the Annual Meeting until a quorum is present or represented.

Q: Who will bear the cost of soliciting votes for the Annual Meeting?

A: We will bear the entire cost of proxy solicitation, including the preparation, assembly, printing and mailing of proxy materials, and making the proxy materials and voting options available online and by phone. The original solicitation of proxies by mail may be supplemented by solicitation by telephone and other means by directors, and employees of Align. None of these officers, directors or employees will receive special compensation for such services. In addition, we may reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding these proxy materials to you and establishing and administering the Annual Meeting.

Q: *Who will count the vote?*

A: We expect a representative from Align will tabulate the proxies and act as inspector of the election.

ADDITIONAL INFORMATION

Q: *What is Align's website address?*

A.   Our website address is *www.aligntech.com.* We make this proxy statement, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, available on our website in the Investors section, as soon as reasonably practicable after electronically filing such material with the Securities and Exchange Commission ("SEC").

This information is also available free of charge at www.sec.gov, an Internet site maintained by the SEC that contains reports, proxy and information statements and other information regarding issuers that are filed electronically with the SEC. Stockholders may obtain free copies of the documents filed with the SEC by contacting our Investor Relations department by sending a written request to Align Technology, Inc., 410 N. Scottsdale Rd. Suite 1300 Tempe, AZ 85281, Attn: Investor Relations or by sending an email to *investorinfo@aligntech.com.*

Q: *Where can I find the voting results of the meeting?*

A: We expect to announce preliminary results at the Annual Meeting. The final results will be published in a Current Report on Form 8-K, which we expect to file with the SEC by May 25, 2021.

Q: *What if multiple stockholders share the same address?*

A: To reduce expenses, we are delivering a single copy of the Notice and, if applicable, the proxy materials to certain stockholders who share a single address, unless otherwise requested by one of the stockholders. A separate proxy card is included in the voting materials for each of these stockholders. To receive a separate copy of the Notice and, if applicable, the proxy materials you may contact us by calling (408) 470-1000 or by writing to us at Align Technology, Inc., 410 N. Scottsdale Rd. Suite 1300 Tempe, AZ 85281, Attn: Investor Relations. You may also contact us by calling or writing if you would like to receive separate materials for future annual meetings.

Q: *Is there any information that I should know regarding future annual meetings?*

A: Stockholder proposals that timely satisfy the conditions set forth in SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials may be included in our proxy statement for an annual meeting. For a stockholder proposal to be considered for inclusion in our proxy statement for the 2022 Annual Meeting of Stockholders, we must receive the proposal at our principal executive offices, addressed to the Corporate Secretary, no later than December 8, 2021. A stockholder proposal that is not intended for inclusion in our proxy statement under Rule 14a-8 may be brought before the 2022 Annual Meeting so long as we receive information and notice of the proposal in compliance with the requirements set forth in our Bylaws, addressed to the Corporate Secretary at our principal executive offices, not later than February 18, 2022 nor earlier than January 19, 2022.

OTHER MATTERS

We know of no other matters to be submitted at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as the Board may recommend or, if the Board has not provided a recommendation, in accordance with their own judgment.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to mark, sign, date, and return the accompanying proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose.

THE BOARD OF DIRECTORS OF
ALIGN TECHNOLOGY, INC.

April 7, 2021

ALIGN TECHNOLOGY, INC.
Align Corporate Headquarters, 410 North Scottsdale Road, Suite 1300, Tempe, AZ 85281

THIS PROXY IS BEING SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 19, 2021, 10:00 A.M.

The undersigned stockholders of Align Technology, Inc. hereby acknowledge receipt of the Notice of Annual Meeting of Stockholders and proxy statement for the 2021 Annual Meeting of Stockholders of Align Technology, Inc. ("Annual Meeting") and hereby appoint Joseph M. Hogan and Julie Coletti or either of them acting in the absence of the other, proxies and attorneys-in-fact, with full power to each of substitution, on behalf of and in the name of the undersigned to represent the undersigned at the Annual Meeting to be held virtually on Wednesday, May 19, 2021 at 10:00 am Pacific Daylight Time, and at any adjournment(s) or postponement(s) thereof, and to vote all shares of common stock of Align Technology, Inc. on all matters to be considered at the Annual Meeting which the undersigned would be entitled to vote if then and there personally participating. In order to participate in the Annual Meeting, you must register at http://viewproxy.com/aligntech/2021/htype.asp by 11:59 PM ET on May 16, 2021. On the day of the Annual Meeting, if you have properly registered, you may enter the meeting by clicking on the link provided and the password you received via email in your registration confirmations. Further instructions on how to attend and vote at the Annual Meeting are contained in the Proxy Statement in the sections titled "Virtual Annual Meeting Information – How Can I Participate in the Annual Meeting?" and "Voting Information – How Can I Vote My Shares During the Annual Meeting?".

This proxy, when properly executed, will be voted in the manner directed. If no such directions are specified, this proxy will be voted "FOR" all nominees listed in Proposal 1 and "FOR" Proposals 2, 3, 4 and 5.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

▲ PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED. ▲

Important Notice Regarding the Availability of Proxy Materials for the Align Technology, Inc. Annual Meeting of Stockholders to be held May 19, 2021. The Proxy Statement and our 2020 Annual Report on Form 10-K are available at: http://www.viewproxy.com/aligntech/2021

A. Proposals – The Board of Directors recommends you vote **FOR** all nominees listed in Proposal 1 and **FOR** proposals 2, 3, 4 and 5.

1. Election of Directors.

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
01 Kevin J. Dallas	☐	☐	☐	05 George J. Morrow	☐	☐	☐	09 Susan E. Siegel	☐	☐	☐
02 Joseph M. Hogan	☐	☐	☐	06 Anne M. Myong	☐	☐	☐	10 Warren S. Thaler	☐	☐	☐
03 Joseph Lacob	☐	☐	☐	07 Andrea L. Saia	☐	☐	☐				
04 C. Raymond Larkin, Jr.	☐	☐	☐	08 Greg J. Santora	☐	☐	☐				

2. **RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS:** Proposal to ratify the appointment of PricewaterhouseCoopers LLP as Align Technology, Inc.'s independent registered public accountants for the fiscal year ending December 31, 2021.

☐ FOR ☐ AGAINST ☐ ABSTAIN

3. **BYLAW AMENDMENT**
Ratify an Amendment of our Bylaws to designate Delaware and the District Courts of the United States as the Exclusive Forums for adjudication of certain disputes.

☐ FOR ☐ AGAINST ☐ ABSTAIN

4. **APPROVAL OF AMENDED STOCK PLAN**
Approve the Amendment and Restatement of our 2010 Employee Stock Purchase Plan.

☐ FOR ☐ AGAINST ☐ ABSTAIN

5. **ADVISORY VOTE ON NAMED EXECUTIVES COMPENSATION**
Consider an Advisory Vote to Approve the Compensation of our Named Executive Officers.

☐ FOR ☐ AGAINST ☐ ABSTAIN

B. Authorized Signatures – This section must be completed for your vote to be counted. – Date and Sign Below

Date _____

Signature _____

Signature _____
(Joint Owners)

Please sign exactly as your name(s) appears hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Address Change/Comments: (If you noted any Address Changes and/or Comments above, please mark box.) ☐

VIRTUAL CONTROL NUMBER

⟶ [_____]

▲ **PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.** ▲

VIRTUAL CONTROL NUMBER

⟶ [_____]

PROXY VOTING INSTRUCTIONS

Please have your 11 digit control number ready when voting by Internet or Telephone



INTERNET
Vote Your Proxy on the Internet:
Go to www.AALvote.com/ALGN

Have your proxy card available when you access the above website. Follow the prompts to vote your shares.



TELEPHONE
Vote Your Proxy by Phone:
Call 1 (866) 804-9616

Use any touch-tone telephone to vote your proxy. Have your proxy card available when you call. Follow the voting instructions to vote your shares.



MAIL
Vote Your Proxy by Mail:

Mark, sign, and date your proxy card, then detach it, and return it in the postage-paid envelope provided.

APPENDIX A

AMENDED AND RESTATED BYLAWS OF

ALIGN TECHNOLOGY, INC.

(as amended and restated on May 19, 2021)

TABLE OF CONTENTS

BYLAWS OF ALIGN TECHNOLOGY, INC.

ARTICLE I - CORPORATE OFFICES

1.1   REGISTERED OFFICE

The registered office of Align Technology, Inc. shall be fixed in the corporation's certificate of incorporation, as the same may be amended from time to time.

1.2   OTHER OFFICES

The corporation's board of directors may at any time establish other offices at any place or places where the corporation is qualified to do business.

ARTICLE II - MEETINGS OF STOCKHOLDERS

2.1   PLACE OF MEETINGS

Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the board of directors. The board of directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law (the "**DGCL**"). In the absence of any such designation or determination, stockholders' meetings shall be held at the corporation's principal executive office.

2.2   ANNUAL MEETING

The annual meeting of stockholders shall be held each year. The board of directors shall designate the date and time of the annual meeting. In the absence of such designation the annual meeting of stockholders shall be held on the third Thursday of May of each year at 10:00 a.m. However, if such day falls on a legal holiday, then the meeting shall be held at the same time and place on the next succeeding business day. At the annual meeting, directors shall be elected and any other proper business may be transacted.

2.3   SPECIAL MEETING

(i)   A special meeting of the stockholders, other than those required by statute, may be called at any time by the chairperson of the board of directors, chief executive officer or president (in the absence of a chief executive officer) or secretary acting pursuant to a resolution adopted by a majority of the Whole Board, but a special meeting may not be called by any other person or persons. For purposes of these bylaws, the term "**Whole Board**" shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. The board of directors acting pursuant to a resolution adopted by a majority of the Whole Board may cancel, postpone or reschedule any previously scheduled special meeting at any time, before or after the notice for such meeting has been sent to the stockholders.

(ii) The notice of a special meeting shall include the purpose for which the meeting is called. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of the chairperson of the board of directors, chief executive officer or president (in the absence of a chief executive officer) or secretary. Nothing contained in this Section 2.3(ii) shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the board of directors may be held.

2.4 ADVANCE NOTICE PROCEDURES

(i) *Advance Notice of Stockholder Business.* At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be brought: (A) pursuant to the corporation's proxy materials with respect to such meeting, (B) by or at the direction of the board of directors, or (C) by a stockholder of the corporation who (1) is a stockholder of record at the time of the giving of the notice required by this Section 2.4(i) and on the record date for the determination of stockholders entitled to vote at the annual meeting and (2) has timely complied in proper written form with the notice procedures set forth in this Section 2.4(i). In addition, for business to be properly brought before an annual meeting by a stockholder, such business must be a proper matter for stockholder action pursuant to these bylaws and applicable law. Except for proposals properly made in accordance with Rule 14a-8 under the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, and included in the notice of meeting given by or at the direction of the board of directors, for the avoidance of doubt, clause (C) above shall be the exclusive means for a stockholder to bring business before an annual meeting of stockholders.

(a) To comply with clause (C) of Section 2.4(i) above, a stockholder's notice must set forth all information required under this Section 2.4(i) and must be timely received by the secretary of the corporation. To be timely, a stockholder's notice must be received by the secretary at the principal executive offices of the corporation not later than the 90th day nor earlier than the 120th day before the one-year anniversary of the date of the preceding year's annual meeting; *provided, however*, that in the event that no annual meeting was held in the previous year or the date of the annual meeting is advanced by more than 30 days prior to or delayed by more than 70 days after the one-year anniversary of the date of the previous year's annual meeting, then, for notice by the stockholder to be timely, it must be so received by the secretary not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting, or (ii) the tenth day following the day on which Public Announcement (as defined below) of the date of such annual meeting is first made; *provided, further,* in the event that the number of directors to be elected to the Board is increased and there is no Public Announcement by the corporation naming all of the nominees for director or specifying the size of the increased Board at least 100 days prior to the first anniversary of the preceding year's annual meeting, for notice by the stockholder to be timely, but only with respect to nominees for any new positions created by such increase, it must be so received by the secretary not later than the close of business on the tenth day following the day on which Public Announcement of the date of such annual meeting is first made. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a stockholder's notice as described in this Section 2.4(i)(a). "**Public Announcement**" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or any successor thereto (the "**1934 Act**").

(b) To be in proper written form, a stockholder's notice to the secretary must set forth as to each matter of business the stockholder intends to bring before the annual meeting: (1) a brief description of the business intended to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (2) the name and address, as they appear on the corporation's books, of the stockholder proposing such business and any Stockholder Associated Person (as defined below), (3) the class and number of shares of the corporation that are held of record or are beneficially owned by the stockholder or any Stockholder Associated Person, (4) any material interest of the stockholder or a Stockholder Associated Person in such business, and (5) a statement whether either such stockholder or any Stockholder Associated Person will deliver a proxy statement and form of proxy to holders of at least the percentage of the corporation's voting shares required under applicable law to carry the proposal (such information provided and statements made as required by clauses (1) through (5), a "**Business Solicitation Statement**"). In addition, to be in proper written form, a stockholder's notice to the secretary must be supplemented not later than ten days following the record date for the determination of stockholders entitled to vote at the meeting to disclose the information contained in clause (3) above as of the record date. For purposes of this Section 2.4, a "**Stockholder Associated Person**" of any stockholder shall mean (i) any beneficial owner on whose behalf the stockholder is proposing such business or proposing a director nomination, as the case may be, and (ii) any person controlling, directly or indirectly, or acting in concert with, such stockholder or beneficial owner.

(c) Without exception, no business shall be conducted at any annual meeting except in accordance with the provisions set forth in this Section 2.4(i) and, if applicable, Section 2.4(ii). In addition, business proposed to be brought by a stockholder may not be brought before the annual meeting if such stockholder or a Stockholder Associated Person, as applicable, takes action contrary to the representations made in the Business Solicitation Statement applicable to such business or if the Business Solicitation Statement applicable to such business contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading. The chairperson of the annual meeting shall, if the facts warrant, determine and declare at the annual meeting that business was not properly brought before the annual meeting and in accordance with the provisions of this Section 2.4(i), and, if the chairperson should so determine, he or she shall so declare at the annual meeting that any such business not properly brought before the annual meeting shall not be conducted.

(ii) *Advance Notice of Director Nominations at Annual Meetings.* Notwithstanding anything in these bylaws to the contrary, only persons who are nominated in accordance with the procedures set forth in this Section 2.4(ii) shall be eligible for election or re-election as directors at an annual meeting of stockholders. Nominations of persons for election to the board of directors of the corporation shall be made at an annual meeting of stockholders only (A) by or at the direction of the board of directors or (B) by a stockholder of the corporation who (1) was a stockholder of record at the time of the giving of the notice required by this Section 2.4(ii) and on the record date for the determination of stockholders entitled to vote at the annual meeting and (2) has complied with the notice procedures set forth in this Section 2.4(ii). In addition to any other applicable requirements, for a nomination to be made by a stockholder, the stockholder must have given timely notice thereof in proper written form to the secretary of the corporation.

(a) To comply with clause (B) of Section 2.4(ii) above, a nomination to be made by a stockholder must set forth all information required under this Section 2.4(ii) and must be received by the secretary of the corporation at the principal executive offices of the corporation at the time set forth in, and in accordance with, the final three sentences of Section 2.4(i)(a) above.

(b)   To be in proper written form, such stockholder's notice to the secretary must set forth:

(1)   as to each person (a "**nominee**") whom the stockholder proposes to nominate for election or re-election as a director: (A) the name, age, business address and residence address of the nominee, (B) the principal occupation or employment of the nominee, (C) the class and number of shares of the corporation that are held of record or are beneficially owned by the nominee, (D) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, (E) a written statement executed by the nominee acknowledging that as a director of the corporation, the nominee will owe a fiduciary duty under Delaware law with respect to the corporation and its stockholders, (F) a written statement of such person that such person, if elected, intends to tender, promptly following such person's election or re-election, an irrevocable resignation effective upon such person's failure to receive the required vote for re-election at the next meeting at which such person would face re-election and upon acceptance of such resignation by the board of directors, in accordance with the corporation's Corporate Governance Guidelines, and (G) any other information relating to the nominee that would be required to be disclosed about such nominee if proxies were being solicited for the election of the nominee as a director, or that is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation the nominee's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected); and

(2)   as to such stockholder giving notice, (A) the information required to be provided pursuant to clauses (2) through (4) of Section 2.4(i)(b) above, and the supplement referenced in the second sentence of Section 2.4(i)(b) above (except that the references to "business" in such clauses shall instead refer to nominations of directors for purposes of this paragraph), and (B) a statement whether either such stockholder or Stockholder Associated Person will deliver a proxy statement and form of proxy to holders of a number of the corporation's voting shares reasonably believed by such stockholder or Stockholder Associated Person to be necessary to elect such nominee(s) (such information provided and statements made as required by clauses (A) and (B) above, a "**Nominee Solicitation Statement**").

(c)   At the request of the board of directors, any person nominated by a stockholder for election as a director must furnish to the secretary of the corporation (1) that information required to be set forth in the stockholder's notice of nomination of such person as a director as of a date subsequent to the date on which the notice of such person's nomination was given, (2) such other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as an independent director of the corporation or, if applicable, audit committee financial expert of the corporation under applicable law, securities exchange rule or regulation, or any publicly-disclosed corporate governance guidelines or committee charter of the corporation and (3) such other information that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee; in the absence of the furnishing of such information if requested, such stockholder's nomination shall not be considered in proper form pursuant to this Section 2.4(ii).

(d)   Without exception, no person shall be eligible for election or re-election as a director of the corporation at an annual meeting of stockholders unless nominated in accordance with the provisions set forth in this Section 2.4(ii). In addition, a nominee shall not be eligible for election or re-election if a stockholder or Stockholder Associated Person, as applicable, takes action contrary to the representations made in the Nominee Solicitation Statement applicable to such nominee or if the Nominee Solicitation Statement applicable to such nominee contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading. The chairperson of the annual meeting shall, if the facts warrant, determine and declare at the annual meeting that a nomination was not made in accordance with the provisions prescribed by these bylaws, and if the chairperson should so determine, he or she shall so declare at the annual meeting, and the defective nomination shall be disregarded.

  (iii) *Advance Notice of Director Nominations for Special Meetings.*

    (a) For a special meeting of stockholders at which directors are to be elected pursuant to Section 2.3, nominations of persons for election to the board of directors shall be made only (1) by or at the direction of the board of directors or (2) by any stockholder of the corporation who (A) is a stockholder of record at the time of the giving of the notice required by this Section 2.4(iii) and on the record date for the determination of stockholders entitled to vote at the special meeting and (B) delivers a timely written notice of the nomination to the secretary of the corporation that includes the information set forth in Sections 2.4(ii)(b) and (ii)(c) above. To be timely, such notice must be received by the secretary at the principal executive offices of the corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the day on which Public Announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting. A person shall not be eligible for election or re-election as a director at a special meeting unless the person is nominated (i) by or at the direction of the board of directors or (ii) by a stockholder in accordance with the notice procedures set forth in this Section 2.4(iii). In addition, a nominee shall not be eligible for election or re-election if a stockholder or Stockholder Associated Person, as applicable, takes action contrary to the representations made in the Nominee Solicitation Statement applicable to such nominee or if the Nominee Solicitation Statement applicable to such nominee contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading.

    (b) The chairperson of the special meeting shall, if the facts warrant, determine and declare at the meeting that a nomination or business was not made in accordance with the procedures prescribed by these bylaws, and if the chairperson should so determine, he or she shall so declare at the meeting, and the defective nomination or business shall be disregarded.

  (iv) *Other Requirements and Rights.* In addition to the foregoing provisions of this Section 2.4, a stockholder must also comply with all applicable requirements of state law and of the 1934 Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.4, including, with respect to business such stockholder intends to bring before the annual meeting that involves a proposal that such stockholder requests to be included in the corporation's proxy statement, the requirements of Rule 14a-8 (or any successor provision) under the 1934 Act. Nothing in this Section 2.4 shall be deemed to affect any right of the corporation to omit a proposal from the corporation's proxy statement pursuant to Rule 14a-8 (or any successor provision) under the 1934 Act.

  2.5 NOTICE OF STOCKHOLDERS' MEETINGS

  Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the certificate of incorporation or these bylaws, the written notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

2.6   QUORUM

The holders of 50% of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. Where a separate vote by a class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the certificate of incorporation or these bylaws.

If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting, or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.7   ADJOURNED MEETING; NOTICE

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the board of directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and Section 2.11 of these bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

2.8   CONDUCT OF BUSINESS

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business. The chairperson of any meeting of stockholders shall be designated by the board of directors. In the absence of such designation, the chairperson of the board, if any, the chief executive officer (in the absence of the chairperson of the board) or the president (in the absence of the chairperson of the board and the chief executive officer), or in their absence, any other executive officer of the corporation, shall serve as the chairperson of the stockholder meeting.

2.9   VOTING

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.11 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the certificate of incorporation or these bylaws, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

Except as otherwise required by law, the certificate of incorporation or these bylaws, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Except as otherwise required by law, the certificate of incorporation or these bylaws, effective as of the first meeting of stockholders at which the directors will be elected following the 2012 annual meeting of stockholders, directors shall be elected by the vote of the majority of the votes cast at any meeting for the election of directors at which a quorum is present, subject to the rights of the holders of any series of Preferred Stock to elect directors in accordance with the terms thereof. For purposes of this bylaw, a majority of votes cast shall mean that the number of shares voted "for" a director's election exceeds 50% of the number of votes cast with respect to that director's election. Votes cast shall include votes "against" a director's election and shall exclude abstentions with respect to that director's election. Notwithstanding the foregoing, (i) at the 2012 annual meeting of stockholders and (ii) in the event of a contested election of directors, directors shall be elected by the vote of a plurality of the votes cast at any meeting for the election of directors at which a quorum is present. For purposes of this bylaw, a contested election shall mean any election of directors in which the number of candidates for election as directors exceeds the number of directors to be elected. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee. Where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of shares of such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series, except as otherwise provided by law, the certificate of incorporation or these bylaws.

2.10   STOCKHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Subject to the rights of the holders of the shares of any series of Preferred Stock or any other class of stock or series thereof having a preference over the Common Stock as dividend or upon liquidation, any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of stockholders of the corporation and may not be effected by any consent in writing by such stockholders.

2.11   RECORD DATES

In order that the corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the board of directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the board of directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however*, that the board of directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and this Section 2.11 at the adjourned meeting.

In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

2.12   PROXIES

Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

A written proxy may be in the form of a telegram, cablegram, or other means of electronic transmission which sets forth or is submitted with information from which it can be determined that the telegram, cablegram, or other means of electronic transmission was authorized by the person.

2.13   LIST OF STOCKHOLDERS ENTITLED TO VOTE

The officer who has charge of the stock ledger of the corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; *provided, however,* if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, *provided* that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the corporation's principal place of business. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

2.14   INSPECTORS OF ELECTION

Before any meeting of stockholders, the board of directors shall appoint an inspector or inspectors of election to act at the meeting or its adjournment. The number of inspectors shall be either one (1) or three (3). If any person appointed as inspector fails to appear or fails or refuses to act, then the chairperson of the meeting may, and upon the request of any stockholder or a stockholder's proxy shall, appoint a person to fill that vacancy.

Such inspectors shall:

(i)   determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies;

(ii)   receive votes, ballots or consents;

(iii)   hear and determine all challenges and questions in any way arising in connection with the right to vote;

(iv)   count and tabulate all votes or consents;

(v)   determine when the polls shall close;

(vi)   determine the result; and

(vii)   do any other acts that may be proper to conduct the election or vote with fairness to all stockholders.

The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are three (3) inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all. Any report or certificate made by the inspectors of election is *prima facie* evidence of the facts stated therein.

ARTICLE III - DIRECTORS

3.1   POWERS

The business and affairs of the corporation shall be managed by or under the direction of the board of directors, except as may be otherwise provided in the DGCL or the certificate of incorporation.

3.2   NUMBER OF DIRECTORS

The board of directors shall consist of one or more members, each of whom shall be a natural person. Unless the certificate of incorporation fixes the number of directors, the number of directors shall be determined from time to time by resolution of the board of directors. No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

3.3   ELECTION, QUALIFICATION AND TERM OF OFFICE OF DIRECTORS

Except as provided in Section 3.4 of these bylaws, each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until such director's successor is elected and qualified or until such director's earlier death, resignation or removal. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws. The certificate of incorporation or these bylaws may prescribe other qualifications for directors.

3.4   RESIGNATION AND VACANCIES

Any director may resign at any time upon notice given in writing or by electronic transmission to the corporation. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the certificate of incorporation or these bylaws, when one or more directors resign from the board of directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Unless otherwise provided in the certificate of incorporation or these bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If the directors are divided into classes, a person so elected by the directors then in office to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the DGCL.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board of directors (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the voting stock at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the DGCL as far as applicable.

3.5   PLACE OF MEETINGS; MEETINGS BY TELEPHONE

The board of directors may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the board of directors, or any committee designated by the board of directors, may participate in a meeting of the board of directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6   REGULAR MEETINGS

Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board of directors.

3.7   SPECIAL MEETINGS; NOTICE

Special meetings of the board of directors for any purpose or purposes may be called at any time by the chairperson of the board of directors, the chief executive officer or the president. In addition, special meetings of the board of directors shall be called by the chairperson of the board of directors, the chief executive officer, the president or the secretary on the written request of two or more directors, unless the board of directors consists of only one director, in which case special meetings shall be called by the chairperson of the board of directors, the chief executive officer, the president or the secretary on the written request of the sole director.

Notice of the time and place of special meetings shall be:

> (i)   delivered personally by hand, by courier or by telephone;
>
> (ii)   sent by United States first-class mail, postage prepaid;
>
> (iii)   sent by facsimile; or
>
> (iv)   sent by electronic mail,

directed to each director at that director's address, telephone number, facsimile number or electronic mail address, as the case may be, as shown on the corporation's records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or (iii) sent by electronic mail, it shall be delivered or sent at least 48 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least two days before the time of the holding of the meeting. Any oral notice may be communicated to the director. The notice need not specify the place of the meeting (if the meeting is to be held at the corporation's principal executive office) nor the purpose of the meeting.

3.8   QUORUM; VOTING

At all meetings of the board of directors, a majority of the total authorized number of directors shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the board of directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board of directors, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws.

If the certificate of incorporation provides that one or more directors shall have more or less than one vote per director on any matter, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

3.9   BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors, or of any committee thereof, may be taken without a meeting if all members of the board of directors or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board of directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

3.10   FEES AND COMPENSATION OF DIRECTORS

Unless otherwise restricted by the certificate of incorporation or these bylaws, the board of directors or a committee designated by the board of directors shall have the authority to fix the compensation of directors.

3.11   REMOVAL OF DIRECTORS

Any director or the entire board of directors may be removed from office only in accordance with the provisions of the corporation's certificate of incorporation.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

ARTICLE IV - COMMITTEES

4.1   COMMITTEES OF DIRECTORS

The board of directors may, by resolution passed by a majority of the authorized number of directors, designate one or more committees, each committee to consist of one or more of the directors of the corporation. The board of directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors or in these bylaws, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, (ii) adopt, amend or repeal any bylaw of the corporation or (iii) unless the resolution or the corporation's certificate of incorporation expressly so provides, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock.

4.2   COMMITTEE MINUTES

Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

4.3   MEETINGS AND ACTION OF COMMITTEES

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i)   Section 3.5 (place of meetings and meetings by telephone);

(ii)   Section 3.6 (regular meetings);

(iii)   Section 3.7 (special meetings and notice);

(iv)   Section 3.8 (quorum; voting);

(v)   Section 7.5 (waiver of notice); and

(vi)   Section 3.9 (action without a meeting)

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the board of directors and its members. *However*:

(i)   the time of regular meetings of committees may be determined either by resolution of the board of directors or by resolution of the committee;

(ii)   special meetings of committees may also be called by resolution of the board of directors; and

(iii)   notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The board of directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

Any provision in the certificate of incorporation providing that one or more directors shall have more or less than one vote per director on any matter shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or these bylaws.

4.4   SUBCOMMITTEES

Unless otherwise provided in the certificate of incorporation, these bylaws or the resolutions of the board of directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE V - OFFICERS

5.1   OFFICERS

The officers of the corporation shall be chosen by the board of directors and shall consist of a chairperson of the board of directors, a president, a chief financial officer, a treasurer and a secretary. The corporation may also have, at the discretion of the board of directors, a vice chairperson of the board of directors, a chief executive officer, one or more vice presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person, unless the corporation's certificate of incorporation or these bylaws otherwise provide.

5.2   APPOINTMENT OF OFFICERS; COMPENSATION OF OFFICERS

The board of directors shall appoint the officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.3 of these bylaws, subject to the rights, if any, of an officer under any contract of employment. The salaries of all officers and agents of the corporation shall be fixed by the Board or a committee designated by the Board.

5.3   SUBORDINATE OFFICERS

The board of directors may appoint, or empower the chief executive officer or, in the absence of a chief executive officer, the president, to appoint, such other officers and agents as the business of the corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the board of directors may from time to time determine.

5.4   REMOVAL AND RESIGNATION OF OFFICERS

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the board of directors at any regular or special meeting of the board of directors or, except in the case of an officer chosen by the board of directors, by any officer upon whom such power of removal may be conferred by the board of directors.

Any officer may resign at any time by giving written or electronic notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

5.5   VACANCIES IN OFFICES

Any vacancy occurring in any office of the corporation shall be filled by the board of directors or as provided in Section 5.3.

5.6   REPRESENTATION OF SHARES OF OTHER CORPORATIONS

The chairperson of the board of directors, the president, any vice president, the treasurer, the secretary or assistant secretary of this corporation, or any other person authorized by the board of directors or the president or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7   AUTHORITY AND DUTIES OF OFFICERS

All officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the board of directors or the stockholders and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the board of directors.

ARTICLE VI - STOCK

6.1   STOCK CERTIFICATES; PARTLY PAID SHARES

The shares of the corporation shall be represented by certificates, provided that the board of directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the corporation by the chairperson of the board of directors or vice-chairperson of the board of directors, or the president or a vice-president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The corporation shall not have power to issue a certificate in bearer form.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly-paid shares, or upon the books and records of the corporation in the case of uncertificated partly-paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully-paid shares, the corporation shall declare a dividend upon partly-paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2   SPECIAL DESIGNATION ON CERTIFICATES

If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock; *provided, however*, that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this section 6.2 or Sections 156, 202(a) or 218(a) of the DGCL or with respect to this section 6.2 a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3   LOST CERTIFICATES

Except as provided in this Section 6.3, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. The corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4   DIVIDENDS

The board of directors, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the corporation's capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock, subject to the provisions of the certificate of incorporation.

The board of directors may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

6.5   TRANSFER OF STOCK

Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer; provided, however, that such succession, assignment or authority to transfer is not prohibited by the certificate of incorporation, these bylaws, applicable law or contract.

6.6   STOCK TRANSFER AGREEMENTS

The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

6.7   REGISTERED STOCKHOLDERS

The corporation:

(i)   shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner;

(ii)   shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares; and

(iii)   shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII - MANNER OF GIVING NOTICE AND WAIVER

7.1   NOTICE OF STOCKHOLDERS' MEETINGS

Notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the corporation's records. An affidavit of the secretary or an assistant secretary of the corporation or of the transfer agent or other agent of the corporation that the notice has been given shall, in the absence of fraud, be *prima facie* evidence of the facts stated therein.

7.2   NOTICE BY ELECTRONIC TRANSMISSION

Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the DGCL, the certificate of incorporation or these bylaws, any notice to stockholders given by the corporation under any provision of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the corporation. Any such consent shall be deemed revoked if:

(i)   the corporation is unable to deliver by electronic transmission two consecutive notices given by the corporation in accordance with such consent; and

(ii)   such inability becomes known to the secretary or an assistant secretary of the corporation or to the transfer agent, or other person responsible for the giving of notice.

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i)   if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii)   if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice;

(iii)   if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iv)   if by any other form of electronic transmission, when directed to the stockholder.

An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be *prima facie* evidence of the facts stated therein.

An "**electronic transmission**" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Notice by a form of electronic transmission shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

7.3   NOTICE TO STOCKHOLDERS SHARING AN ADDRESS

Except as otherwise prohibited under the DGCL, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the corporation under the provisions of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the corporation. Any stockholder who fails to object in writing to the corporation, within 60 days of having been given written notice by the corporation of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice.

7.4   NOTICE TO PERSON WITH WHOM COMMUNICATION IS UNLAWFUL

Whenever notice is required to be given, under the DGCL, the certificate of incorporation or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

7.5   WAIVER OF NOTICE

Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE VIII - INDEMNIFICATION

8.1   INDEMNIFICATION OF DIRECTORS AND OFFICERS IN THIRD PARTY PROCEEDINGS

Subject to the other provisions of this Article VIII, the corporation shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was a director or officer of the corporation serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

8.2   INDEMNIFICATION OF DIRECTORS AND OFFICERS IN ACTIONS BY OR IN THE RIGHT OF THE CORPORATION

Subject to the other provisions of this Article VIII, the corporation shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the corporation, or is or was a director or officer of the corporation serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

8.3   SUCCESSFUL DEFENSE

To the extent that a present or former director or officer of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

8.4   INDEMNIFICATION OF OTHERS

Subject to the other provisions of this Article VIII, the corporation shall have power to indemnify its employees and agents to the extent not prohibited by the DGCL or other applicable law. The board of directors shall have the power to delegate to such person or persons the determination of whether employees or agents shall be indemnified.

8.5   ADVANCED PAYMENT OF EXPENSES

Expenses (including attorneys' fees) incurred by an officer or director of the corporation in defending any Proceeding shall be paid by the corporation in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this Article VIII or the DGCL. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate. The right to advancement of expenses shall not apply to any claim for which indemnity is excluded pursuant to these bylaws, but shall apply to any Proceeding referenced in Section 8.6(ii) or 8.6(iii) prior to a determination that the person is not entitled to be indemnified by the corporation.

Notwithstanding the foregoing, unless otherwise determined pursuant to Section 8.8, no advance shall be made by the corporation to an officer of the corporation (except by reason of the fact that such officer is or was a director of the corporation, in which event this paragraph shall not apply) in any Proceeding if a determination is reasonably and promptly made (i) by a majority vote of the directors who are not parties to such Proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, that facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

8.6   LIMITATION ON INDEMNIFICATION

Subject to the requirements in Section 8.3 and the DGCL, the corporation shall not be obligated to indemnify any person pursuant to this Article VIII in connection with any Proceeding (or any part of any Proceeding):

(i)   for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(ii)   for an accounting or disgorgement of profits pursuant to Section 16(b) of the 1934 Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(iii)   for any reimbursement of the corporation by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the corporation, as required in each case under the 1934 Act (including any such reimbursements that arise from an accounting restatement of the corporation pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the "**Sarbanes-Oxley Act**"), or the payment to the corporation of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(iv)   initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the corporation or its directors, officers, employees, agents or other indemnitees, unless (a) the board of directors authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (b) the corporation provides the indemnification, in its sole discretion, pursuant to the powers vested in the corporation under applicable law, (c) otherwise required to be made under Section 8.7 or (d) otherwise required by applicable law; or

(v)   if prohibited by applicable law.

8.7   DETERMINATION; CLAIM

If a claim for indemnification or advancement of expenses under this Article VIII is not paid in full within 90 days after receipt by the corporation of the written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses. The corporation shall indemnify such person against any and all expenses that are incurred by such person in connection with any action for indemnification or advancement of expenses from the corporation under this Article VIII, to the extent such person is successful in such action, and to the extent not prohibited by law. In any such suit, the corporation shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.

8.8   NON-EXCLUSIVITY OF RIGHTS

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law.

8.9   INSURANCE

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of the DGCL.

8.10   SURVIVAL

The rights to indemnification and advancement of expenses conferred by this Article VIII shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

8.11   EFFECT OF REPEAL OR MODIFICATION

A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to the certificate of incorporation or these bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

8.12   CERTAIN DEFINITIONS

For purposes of this Article VIII, references to the "**corporation**" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to "**other enterprises**" shall include employee benefit plans; references to "**fines**" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "**serving at the request of the corporation**" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "**not opposed to the best interests of the corporation**" as referred to in this Article VIII.

ARTICLE IX- EXCLUSIVE FORUM

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware does not have jurisdiction, another State court in Delaware or, if and only if all such State courts do not have jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the corporation, (b) any action or proceeding asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any current or former director, officer, stockholder, employee or agent of the corporation to the corporation or the corporation's stockholders, (c) any action or proceeding asserting a claim arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the DGCL or the certificate of incorporation or these bylaws (as each may be amended from time to time), (d) any action or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, (e) any action to interpret, apply, enforce or determine the validity of the certificate of incorporation or these bylaws (as each may be amended from time to time) or (f) any action or proceeding asserting a claim governed by the internal affairs doctrine.

Unless the corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the "1933 Act").

For the avoidance of doubt, nothing in this Article IX affects suits brought to enforce a duty or liability created by the 1934 Act or any other claim for which the federal courts have exclusive jurisdiction.

Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any security of the corporation shall be deemed to have notice of and have consented to the provisions of this Article IX.

ARTICLE X - GENERAL MATTERS

10.1   EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS

Except as otherwise provided by law, the certificate of incorporation or these bylaws, the board of directors may authorize any officer or officers, or agent or agents, to enter into any contract or execute any document or instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the board of directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

10.2   FISCAL YEAR

The fiscal year of the corporation shall end on December 31, unless otherwise fixed by resolution of the board of directors. The fiscal year may be changed by the board of directors.

10.3   SEAL

The corporation may adopt a corporate seal, which shall be adopted and which may be altered by the board of directors. The corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

10.4   CONSTRUCTION; DEFINITIONS

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "**person**" includes both a corporation and a natural person.

ARTICLE XI - AMENDMENTS

These bylaws may be adopted, amended or repealed by the stockholders of the corporation by vote of not less than sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of the voting stock of the corporation entitled to vote. In addition, in accordance with the corporation's certificate of incorporation, the board of directors may adopt, amend or repeal these bylaws by vote of a majority of the board of directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws.

A bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the board of directors.

ALIGN TECHNOLOGY, INC.

CERTIFICATE OF AMENDMENT OF BYLAWS

The undersigned hereby certifies that he or she is the duly elected, qualified, and acting Secretary or Assistant Secretary of Align Technology, Inc., a Delaware corporation and that the foregoing bylaws, comprising __ pages, were amended and restated on _____ __, 2021 by the corporation's board of directors.

IN WITNESS WHEREOF, the undersigned has hereunto set his or her hand this __th day of _____, 2021.

Secretary

Appendix B

ALIGN TECHNOLOGY, INC.

2010 EMPLOYEE STOCK PURCHASE PLAN

(AS AMENDED AND RESTATED AS OF MAY 19, 2021)

1. <u>Purpose</u>. The purpose of the Plan is to provide employees of the Company and its Designated Subsidiaries with an opportunity to purchase shares of the Company's Common Stock. The Plan includes two components: a 423 Component and a Non-423 Component. The Company's intention is to have the 423 Component qualify as an "employee stock purchase plan" under Code Section 423. The provisions of the 423 Component, accordingly, shall be construed so as to extend and limit participation in a uniform and non-discriminatory basis consistent with the requirements of Code Section 423. In addition, this Plan authorizes the grant of options under the Non-423 Component that do not qualify as an "employee stock purchase plan" under Code Section 423. The options granted under the Non-423 Component are granted pursuant to rules, procedures or sub-plans adopted by the Board or by a Committee designed to achieve tax, securities laws or other objectives for eligible employees and the Company.

2. <u>Definitions</u>.

   (a) "<u>423 Component</u>" means the component of the Plan intended to qualify as an "employee stock purchase plan" under Code Section 423.

   (b) "<u>Administrator</u>" means the Board or any Committee designated by the Board to administer the Plan pursuant to Section 14.

   (c) "<u>Applicable Laws</u>" means the requirements relating to the administration of equity-based awards under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where options are, or will be, granted under the Plan.

   (d) "<u>Board</u>" means the Board of Directors of the Company.

   (e) "<u>Change in Control</u>" means the occurrence of any of the following events:

   i. <u>Change in Ownership of the Company</u>. A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group ("<u>Person</u>"), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than fifty percent (50%) of the total voting power of the stock of the Company;

   ii. <u>Change in Effective Control of the Company</u>. If the Company has a class of securities registered pursuant to Section 12 of the Exchange Act, a change in the effective control of the Company which occurs on the date that a majority of members of the Board are replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this clause (ii), if any person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same person will not be considered a Change in Control; or

   iii. <u>Change in Ownership of a Substantial Portion of the Company's Assets</u>. A change in the ownership of a substantial portion of the Company's assets which occurs on the date that any person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions. For purposes of this subsection (iii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this Section 2(e), persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Section 409A of the Code, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and Internal Revenue Service guidance that has been promulgated or may be promulgated thereunder from time to time.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (i) its sole purpose is to change the state of the Company's incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

(f) "Code" means the U.S. Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or Treasury Regulation thereunder will include such section or regulation, any valid regulation or other official applicable guidance promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(g) "Committee" means a committee of the Board appointed in accordance with Section 14 hereof.

(h) "Common Stock" means the common stock of the Company, par value $0.0001.

(i) "Company" means Align Technology, Inc., a Delaware corporation, or any successor thereto.

(j) "Compensation" means (i) the regular base salary paid to a Participant by the Company and/or Employer plus (ii) all overtime payments, bonuses, commissions, profit-sharing distributions or other incentive-type payments received during such period. Such Compensation will be calculated before deduction of (A) any income or employment tax withholdings or (B) any contributions made by the Participant to any Code Section 401(k) salary deferral plan or any Code Section 125 cafeteria benefit program now or hereafter established by the Company or Employer. However, Compensation will not include any contributions made by the Company or any Employer on the Participant's behalf to any employee benefit or welfare plan now or hereafter established (other than Code Section 401(k) or Code Section 125 contributions deducted from such calculation of Compensation).

(k) "Contributions" means the payroll deductions and other additional payments that the Company may permit to be made by a Participant to fund the exercise of options granted pursuant to the Plan.

(l) "Designated Subsidiary" means any Subsidiary that has been designated by the Administrator from time to time in its sole discretion as eligible to participate in the Plan.

(m) "Director" means a member of the Board.

(n) "<u>Eligible Employee</u>" means, unless otherwise required under Applicable Law, any individual who is a common law employee of the Company or a Designated Subsidiary and is customarily employed for at least twenty (20) hours per week and more than five (5) months in any calendar year by the Employer, or any lesser number of hours per week and/or number of months in any calendar year established by the Administrator (if required under applicable local law) for purposes of any separate offering. For purposes of the Plan, the employment relationship will be treated as continuing intact while the individual is on sick leave or other leave of absence that the Employer approves. Where the period of leave exceeds six (6) months and the individual's right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated six months and one (1) day following the commencement of such leave. The Administrator, in its discretion, from time to time may, prior to an Enrollment Date for all options to be granted on such Enrollment Date, determine (on a uniform and nondiscriminatory basis for the 423 Component) that the definition of Eligible Employee will or will not include an individual if he or she: (i) has not completed at least two (2) years of service since his or her last hire date (or such lesser period of time as may be determined by the Administrator in its discretion), (ii) customarily works not more than twenty (20) hours per week (or such lesser period of time as may be determined by the Administrator in its discretion), (iii) customarily works not more than five (5) months per calendar year (or such lesser period of time as may be determined by the Administrator in its discretion), (iv) for purposes of the 423 Component, is a highly compensated employee within the meaning of Code Section 414(q) with compensation above a certain level or is an officer or subject to the disclosure requirements of Section 16(a) of the Exchange Act, provided the exclusion is applied with respect to each offering in an identical manner to all highly compensated individuals of the Employer whose employees are participating in that offering. Notwithstanding the foregoing, for purposes of the Non-423 Component, any employee (or group of employees) may be excluded from participation in the Plan or an offering thereunder if the Administrator has determined, in its sole discretion, that participation of such employee(s) is not advisable or practicable for any reason.

(o) "<u>Employer</u>" means the employer of the applicable Eligible Employee(s).

(p) "<u>Enrollment Date</u>" means the first Trading Day of each Offering Period.

(q) "<u>Exchange Act</u>" means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

(r) "<u>Exercise Date</u>" means the last Trading Day of each Purchase Period.

(s) "<u>Fair Market Value</u>" means, as of any date and unless the Administrator determines otherwise, the value of Common Stock determined as follows:

   i. If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the NASDAQ Global Select Market, the NASDAQ Global Market or the NASDAQ Capital Market of The NASDAQ Stock Market, its Fair Market Value will be the closing sales price for such stock as quoted on such exchange or system on the date of determination (or on the last preceding Trading Day for which such quotation exists if the date of determination is not a Trading Day), as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

   ii. If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value will be the mean between the high bid and low asked prices for the Common Stock on the date of determination (or on the last preceding Trading Day if the date of determination is not a Trading Day), as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

iii. In the absence of an established market for the Common Stock, the Fair Market Value thereof will be determined in good faith by the Administrator.

(t) "Fiscal Year" means the fiscal year of the Company.

(u) "New Exercise Date" means a new Exercise Date if the Administrator shortens any Offering Period then in progress.

(v) "Non-423 Component" means the component of the Plan not intended to qualify as an "employee stock purchase plan" under Code Section 423.

(w) "Offering Periods" means a period during which an option may be granted pursuant to the Plan and may be exercised on one or more Exercise Dates as specified in Section 4. The duration and timing of Offering Periods may be changed pursuant to Sections 4 and 20.

(x) "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Code Section 424(e).

(y) "Participant" means an Eligible Employee that participates in the Plan.

(z) "Plan" means this Align Technology, Inc. 2010 Employee Stock Purchase Plan, as amended and restated.

(aa) "Purchase Period" means the approximately six (6) month period commencing after one Exercise Date and ending with the next Exercise Date, except that the first Purchase Period of any Offering Period will commence on the Enrollment Date and end with the next Exercise Date.

(bb) "Purchase Price" means an amount equal to eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Enrollment Date or on the Exercise Date, whichever is lower; provided however, that the Purchase Price may be determined for subsequent Offering Periods by the Administrator subject to compliance with Code Section 423 (or any successor rule or provision or any other applicable law, regulation or stock exchange rule) or pursuant to Section 20.

(cc) "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Code Section 424(f).

(dd) "Trading Day" means a day on which the national stock exchange upon which the Common Stock is listed is open for trading.

3. Eligibility.

(a) Offering Periods. Any Eligible Employee on a given Enrollment Date will be eligible to participate in the Plan, subject to the requirements of Section 5.

(b) Limitations. Any provisions of the Plan to the contrary notwithstanding for the 423 Component, no Eligible Employee will be granted an option under the Plan (i) to the extent that, immediately after the grant, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Code Section 424(d)) would own capital stock of the Company or any Parent or Subsidiary and/or hold outstanding options to purchase such stock possessing five percent (5%) or more of the total combined voting power or value of all classes of the capital stock of the Company or any Parent or Subsidiary, or (ii) to the extent that his or her rights to purchase stock under all employee stock purchase plans (as defined in Code Section 423) of the Company or any Parent or Subsidiary accrues at a rate, which exceeds twenty-five thousand dollars ($25,000) worth of stock (determined at the Fair Market Value of the stock at the time such option is granted) for each calendar year in which such option is outstanding at any time, as determined in accordance with Code Section 423 and the regulations thereunder.

4. <u>Offering Periods</u>. The 423 Component of the Plan will be implemented by consecutive, overlapping twenty-four (24) month periods with a new Offering Period commencing on the first Trading Day on or after February 1 and August 1 each year, or on such other date as the Administrator will determine. The non-423 Component of the Plan will be implemented by a series of six (6) month Offering Periods with a new Offering Period commencing on the first Trading Day on or after February 1 and August 1 each year, or on such other date as the Administrator will determine. The Administrator will have the power to change the duration of Offering Periods (including the commencement dates thereof) with respect to future offerings without stockholder approval if such change is announced prior to the scheduled beginning of the first Offering Period to be affected thereafter.

5. <u>Participation</u>. An Eligible Employee may participate in the Plan by (i) submitting to the Company's stock administration office (or its designee), on or before a date determined by the Administrator prior to an applicable Enrollment Date, a properly completed enrollment agreement authorizing Contributions in the form provided by the Administrator for such purpose, or (ii) following an electronic or other enrollment procedure determined by the Administrator.

6. <u>Contributions</u>.

(a) At the time a Participant enrolls in the Plan pursuant to Section 5, he or she will elect to have payroll deductions made on each pay day or other Contributions (to the extent permitted by the Administrator) made during the Offering Period in an amount not less than one percent (1%) and not exceeding fifteen percent (15%) of Compensation, which he or she receives on each pay day during the Offering Period; provided, however, that should a pay day occur on an Exercise Date, a Participant will have any payroll deductions made on such day applied to his or her account under the subsequent Purchase Period or Offering Period. The Administrator, in its sole discretion, may permit all Participants in a specified Offering to contribute amounts to the Plan through payment by cash, check or other means set forth in the enrollment agreement prior to each Exercise Date of each Purchase Period, provided that payment through means other than payroll deductions shall be permitted only if the Participant has not already had the maximum permitted amount withheld through payroll deductions during the Purchase Period. A Participant's enrollment agreement will remain in effect for successive Offering Periods unless terminated as provided in Section 10 hereof.

(b) Payroll deductions for a Participant will commence on the first pay day following the Enrollment Date and will end on the last pay day prior to the Exercise Date of such Offering Period to which such authorization is applicable, unless sooner terminated by the Participant as provided in Section 10 hereof.

(c) All Contributions made for a Participant will be credited to his or her account under the Plan and payroll deductions will be made in whole percentages only. A Participant may not make any additional payments into such account.

(d) A Participant may discontinue his or her participation in the Plan as provided in Section 10, or may increase or decrease the rate of his or her Contributions during the Offering Period by (i) properly completing and submitting to the Company's stock administration office (or its designee), on or before a date determined by the Administrator prior to an applicable Exercise Date, a new enrollment agreement authorizing the change in Contribution rate in the form provided by the Administrator for such purpose, or (ii) following an electronic or other procedure prescribed by the Administrator; provided, however, that a Participant may only make one Contribution change during each Purchase

Period and, provided, further, that unless the Administrator provides otherwise, a Participant may reduce, but not increase, his or her Contribution rate during a Purchase Period for that Purchase Period (it being understood that a Participant may increase his or her Contribution rate for a future Purchase Period prior to the commencement of any such Purchase Period). If a Participant has not followed such procedures to change the rate of Contributions, the rate of his or her Contributions will continue at the originally elected rate throughout the Offering Period and future Offering Periods (unless terminated as provided in Section 10). The Administrator may, in its sole discretion, limit the nature and/or number of Contribution rate changes that may be made by Participants during any Offering Period, and may establish such other conditions or limitations as it deems appropriate for Plan administration. Any change in payroll deduction rate made pursuant to this Section 6(d) will be effective as soon as administratively possible.

(e) Notwithstanding the foregoing, to the extent necessary to comply with Code Section 423(b)(8) and Section 3(b), a Participant's Contributions may be decreased to zero percent (0%) at any time during a Purchase Period. Subject to Code Section 423(b)(8) and Section 3(b) hereof, Contributions will recommence at the rate originally elected by the Participant effective as of the beginning of the first Purchase Period scheduled to end in the following calendar year, unless terminated by the Participant as provided in Section 10.

(f) Notwithstanding any provisions to the contrary in the Plan, the Administrator may allow Eligible Employees to participate in the Plan via cash contributions instead of payroll deductions if (i) payroll deductions are not permitted under applicable local law, and (ii) the Administrator determines that cash contributions are permissible under Section 423 of the Code.

(g) At the time the option is exercised, in whole or in part, or at the time some or all of the Common Stock issued under the Plan is disposed of (or any other time that a taxable event related to the Plan occurs), the Participant must make adequate provision for the Company's or the Employer's federal, state, local or any other tax liability payable to any authority including taxes imposed by jurisdictions outside of the U.S., national insurance, social security or other tax withholding obligations, if any, which arise upon the exercise of the option or the disposition of the Common Stock (or any other time that a taxable event related to the Plan occurs). At any time, the Company or the Employer may, but will not be obligated to, withhold from the Participant's Compensation the amount necessary for the Company or the Employer to meet applicable withholding obligations, including any withholding required to make available to the Company or the Employer any tax deductions or benefits attributable to sale or early disposition of Common Stock by the Eligible Employee. In addition, the Company or the Employer may, but will not be obligated to, withhold from the proceeds of the sale of Common Stock or any other method of withholding the Company or the Employer deems appropriate to the extent permitted by U.S. Treasury Regulation Section 1.423-2(f).

7. Grant of Option. On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period will be granted an option to purchase on each Exercise Date during such Offering Period (at the applicable Purchase Price) up to a number of shares of Common Stock determined by dividing such Eligible Employee's Contributions accumulated prior to such Exercise Date and retained in the Eligible Employee's account as of the Exercise Date by the applicable Purchase Price; provided that (a) in no event will an Eligible Employee be permitted to purchase during each Purchase Period more than 2,500 shares of the Company's Common Stock (subject to the limitations set forth in Section 3(b)) on the Enrollment Date, (b) in no event will the number of shares of the Company's Common Stock that may be purchased during each Purchase Period under the Plan exceed 400,000 shares, and (c) such limits under clauses (a) and (b) further will be subject to the limitations set forth in Section 13 and to any adjustment pursuant to Section 19. The Eligible Employee may accept the grant of such option with respect to an Offering Period by electing to participate in the Plan in accordance with the requirements of Section 5. The Administrator may, for future Offering Periods, increase or decrease, in its absolute discretion, the maximum number of shares of Common Stock that an Eligible Employee may purchase during each Purchase Period of an Offering Period. Exercise of the option will occur as

provided in Section 8, unless the Participant has withdrawn pursuant to Section 10. The option will expire on the last day of the Offering Period.

8. Exercise of Option.

    (a) Unless a Participant withdraws from the Plan as provided in Section 10, his or her option for the purchase of shares of Common Stock will be exercised automatically on the Exercise Date, and the maximum number of full shares subject to the option will be purchased for such Participant at the applicable Purchase Price with the accumulated Contributions from his or her account. No fractional shares of Common Stock will be purchased; unless otherwise determined by the Administrator for legal or administrative reasons, any Contributions accumulated in a Participant's account, which are not sufficient to purchase a full share will be refunded as soon as administratively possible along with any other funds left over in a Participant's account after the Exercise Date. During a Participant's lifetime, a Participant's option to purchase shares hereunder is exercisable only by him or her.

    (b) If the Administrator determines that, on a given Exercise Date, the number of shares of Common Stock with respect to which options are to be exercised may exceed (i) the number of shares of Common Stock that were available for sale under the Plan on the Enrollment Date of the applicable Offering Period, or (ii) the number of shares of Common Stock available for sale under the Plan on such Exercise Date, the Administrator may in its sole discretion (x) provide that the Company will make a pro rata allocation of the shares of Common Stock available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all Participants exercising options to purchase Common Stock on such Exercise Date, and continue all Offering Periods then in effect or (y) provide that the Company will make a pro rata allocation of the shares available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all participants exercising options to purchase Common Stock on such Exercise Date, and terminate any or all Offering Periods then in effect pursuant to Section 20. The Company may make a pro rata allocation of the shares available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional shares for issuance under the Plan by the Company's stockholders subsequent to such Enrollment Date.

9. Delivery. As soon as reasonably practicable after each Exercise Date on which a purchase of shares of Common Stock occurs, the Company will arrange for the delivery to each Participant of the shares purchased upon exercise of his or her option in a form determined by the Administrator (in its sole discretion) and pursuant to rules established by the Administrator. The Company may permit or require that shares be deposited directly with a broker designated by the Company or to a designated agent of the Company, and the Company may utilize electronic or automated methods of share transfer. The Company may require that shares be retained with such broker or agent for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions of such shares. No Participant will have any voting, dividend, or other stockholder rights with respect to shares of Common Stock subject to any option granted under the Plan until such shares have been purchased and delivered to the Participant as provided in this Section 9.

10. Withdrawal.

    (a) A Participant may withdraw all but not less than all the Contributions credited to his or her account and not yet used to exercise his or her option under the Plan at any time by (i) submitting to the Company's stock administration office (or its designee) a written notice of withdrawal in the form determined by the Administrator for such purpose, or (ii) following an electronic or other withdrawal procedure determined by the Administrator. All of the Participant's Contributions credited to his or her account will be paid to such Participant promptly after receipt of notice of withdrawal and such Participant's option for the Offering Period will be automatically terminated, and no further Contributions for the purchase of shares will be made for such Offering Period. If a Participant withdraws from an Offering Period, Contributions will not resume at the beginning of the succeeding Offering Period, unless the Participant re-enrolls in the Plan in accordance with the provisions of Section 5.

(b) A Participant's withdrawal from an Offering Period will not have any effect upon his or her eligibility to participate in any similar plan that may hereafter be adopted by the Company or in succeeding Offering Periods that commence after the termination of the Offering Period from which the Participant withdraws.

11. <u>Termination of Employment</u>. Upon a Participant's ceasing to be an Eligible Employee, for any reason, he or she will be deemed to have elected to withdraw from the Plan and the Contributions credited to such Participant's account during the Offering Period but not yet used to purchase shares of Common Stock under the Plan will be returned to such Participant or, in the case of his or her death, to the person or persons entitled thereto under Section 15, and such Participant's option will be automatically terminated.

12. <u>Interest</u>. No interest will accrue on the Contributions of a participant in the Plan, except as may be required by Applicable Law, as determined by the Company, and if so required by the laws of a particular jurisdiction, shall apply to all Participants in the relevant Offering except to the extent otherwise permitted by U.S. Treasury Regulation Section 1.423-2(f).

13. <u>Stock</u>.

(a) Subject to adjustment upon changes in capitalization of the Company as provided in Section 19 hereof, the maximum number of shares of Common Stock that will be made available for sale under the Plan will be 4,400,000 shares of Common Stock.

(b) Until the shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), a Participant will only have the rights of an unsecured creditor with respect to such shares, and no right to vote or receive dividends or any other rights as a stockholder will exist with respect to such shares.

(c) Shares of Common Stock to be delivered to a Participant under the Plan will be registered in the name of the Participant or in the name of the Participant and his or her spouse.

14. <u>Administration</u>. The Plan will be administered by the Board or a Committee appointed by the Board, which Committee will be constituted to comply with Applicable Laws. The Administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to designate separate offerings under the Plan, to determine eligibility, to adjudicate all disputed claims filed under the Plan and to establish such procedures that it deems necessary for the administration of the Plan, to designate subsidiaries as participating in the Plan, to determine eligibility, including which subsidiaries shall be Designated Subsidiaries and whether the employees of the Designated Subsidiary shall participate in the 423 Component or the Non-423 Component. Notwithstanding any provision in this Plan to the contrary, the Board or Committee may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures for jurisdictions outside of the U.S. Without limiting the generality of the foregoing, the Board or the Committee specifically is authorized to adopt rules, procedures and sub-plans, which, for purposes of the Non-423 Component, may be outside the scope of Code Section 423, regarding, without limitation, eligibility to participate, the definition of Compensation, handling of payroll deductions, making of Contributions to the Plan (including, in forms other than payroll deductions), establishment of bank or trust accounts to hold payroll deductions, payment of interest, conversion of local currency, obligations to pay payroll tax, withholding procedures and handling of Common Stock issuances, which may vary according to local requirements. Every finding, decision and determination made by the Administrator will, to the full extent permitted by Applicable Law, be final and binding upon all parties.

15. <u>Designation of Beneficiary</u>.

    (a) If permitted by the Administrator, a Participant may file a designation of a beneficiary who is to receive any shares of Common Stock and cash, if any, from the Participant's account under the Plan in the event of such Participant's death subsequent to an Exercise Date on which the option is exercised but prior to delivery to such Participant of such shares and cash. In addition, if permitted by the Administrator, a Participant may file a designation of a beneficiary who is to receive any cash from the Participant's account under the Plan in the event of such Participant's death prior to exercise of the option. If a Participant is married and the designated beneficiary is not the spouse, spousal consent will be required for such designation to be effective.

    (b) Such designation of beneficiary may be changed by the Participant at any time by notice in a form determined by the Administrator. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant's death, the Company will deliver such shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

    (c) All beneficiary designations will be in such form and manner as the Administrator may designate from time to time. Notwithstanding Sections 15(a) and (b) above, the Company and/or the Administrator may decide not to permit such designations by Participants in non-U.S. jurisdictions to the extent permitted by U.S. Treasury Regulation Section 1.423-2(f).

16. <u>Transferability</u>. Neither Contributions credited to a Participant's account nor any rights with regard to the exercise of an option or to receive shares of Common Stock under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 15 hereof) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition will be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 10 hereof.

17. <u>Use of Funds</u>. The Company may use all Contributions received or held by it under the Plan for any corporate purpose, and the Company will not be obligated to segregate such Contributions except under offerings in which Applicable Law requires that Contributions to the Plan by Participants be segregated from the Company's general corporate funds and/or deposited with an independent third party for Participants in non-U.S. jurisdictions. Until shares of Common Stock are issued, Participants will only have the rights of an unsecured creditor with respect to such shares.

18. <u>Reports</u>. Individual accounts will be maintained for each Participant in the Plan. Statements of account will be given to participating Eligible Employees at least annually, which statements will set forth the amounts of Contributions, the Purchase Price, the number of shares of Common Stock purchased and the remaining cash balance, if any.

19. <u>Adjustments, Dissolution, Liquidation, Merger or Change in Control</u>.

    (a) <u>Adjustments</u>. In the event that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Common Stock or other securities of the Company, or other change in the corporate structure of the Company affecting the Common Stock occurs, the Administrator, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will, in such manner as it may deem equitable, adjust the number and class of Common Stock that may be delivered under the Plan, the Purchase Price per share and the number of shares of Common Stock covered by each option under the Plan that has not yet been exercised, and the numerical limits of Sections 7 and 13.

(b) <u>Dissolution or Liquidation</u>. In the event of the proposed dissolution or liquidation of the Company, any Offering Period then in progress will be shortened by setting a New Exercise Date, and will terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Administrator. The New Exercise Date will be before the date of the Company's proposed dissolution or liquidation. The Administrator will notify each Participant in writing or electronically, at least ten (10) business days prior to the New Exercise Date, that the Exercise Date for the Participant's option has been changed to the New Exercise Date and that the Participant's option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 10 hereof.

(c) <u>Merger or Change in Control</u>. In the event of a merger or Change in Control, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the Offering Period with respect to which such option relates will be shortened by setting a New Exercise Date on which such Offering Period shall end. The New Exercise Date will occur before the date of the Company's proposed merger or Change in Control. The Administrator will notify each Participant in writing or electronically prior to the New Exercise Date, that the Exercise Date for the Participant's option has been changed to the New Exercise Date and that the Participant's option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 10 hereof.

20. <u>Amendment or Termination</u>.

(a) The Administrator, in its sole discretion, may amend, suspend, or terminate the Plan, or any part thereof, at any time and for any reason. If the Plan is terminated, the Administrator, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Exercise Date (which may be sooner than originally scheduled, if determined by the Administrator in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 19). If the Offering Periods are terminated prior to expiration, all amounts then credited to Participants' accounts that have not been used to purchase shares of Common Stock will be returned to the Participants (without interest thereon, except as otherwise required under local laws, as further set forth in Section 12 hereof) as soon as administratively practicable.

(b) Without stockholder consent and without limiting Section 20(a), the Administrator will be entitled to change the Offering Periods, designate separate Offerings, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with Contribution amounts, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable that are consistent with the Plan.

(c) In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate the Plan to reduce or eliminate such accounting consequence including, but not limited to:

i.   amending the Plan to conform with the safe harbor definition under Statement of Financial Accounting Standards Codification Topic 718 (or any successor thereto), including with respect to an Offering Period underway at the time;

ii. altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price;

iii. shortening any Offering Period by setting a New Exercise Date, including an Offering Period underway at the time of the Administrator action;

iv. reducing the maximum percentage of Compensation a Participant may elect to set aside as Contributions; and

v.   reducing the maximum number of Shares a Participant may purchase during any Offering Period or Purchase Period.

Such modifications or amendments will not require stockholder approval or the consent of any Plan Participants.

21. <u>Notices</u>. All notices or other communications by a Participant to the Company under or in connection with the Plan will be deemed to have been duly given when received in the form and manner specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

22. <u>Conditions Upon Issuance of Shares</u>. Shares of Common Stock will not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto will comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares may then be listed, and will be further subject to the approval of counsel for the Company with respect to such compliance.

As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

23. <u>Code Section 409A.</u> The Plan is exempt from the application of Code Section 409A. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Administrator determines that an option granted under the Plan may be subject to Code Section 409A or that any provision in the Plan would cause an option under the Plan to be subject to Code Section 409A, the Administrator may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Administrator determines is necessary or appropriate, in each case, without the Participant's consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Code Section 409A, but only to the extent any such amendments or action by the Administrator would not violate Code Section 409A. Notwithstanding the foregoing, the Company shall have no liability to a Participant or any other party if the option to purchase Common Stock under the Plan that is intended to be exempt from or compliant with Code Section 409A is not so exempt or compliant or for any action taken by the Administrator with respect thereto. The Company makes no representation that the option to purchase Common Stock under the Plan is compliant with Code Section 409A.

24. <u>Stockholder Approval</u>. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

25. <u>Governing Law</u>. The Plan shall be governed by, and construed in accordance with, the laws of the State of California (except its choice-of-law provisions).

26. <u>Severability</u>. If any provision of the Plan is or becomes or is deemed to be invalid, illegal, or unenforceable for any reason in any jurisdiction or as to any Participant, such invalidity, illegality or unenforceability shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as to such jurisdiction or Participant as if the invalid, illegal or unenforceable provision had not been included.

27. <u>Automatic Transfer to Low Price Offering Period</u>. To the extent permitted by Applicable Laws, if the Fair Market Value of the Common Stock on any Exercise Date in an Offering Period is lower than the Fair Market Value of the Common Stock on the Enrollment Date of such Offering Period, then all participants in such Offering Period will be automatically withdrawn from such Offering Period immediately after the exercise of their option on such Exercise Date and automatically re-enrolled in the immediately following Offering Period as of the first day thereof.